SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Global Traffic Network, Inc.

(Name of Subject Company)

Global Traffic Network, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

37947B 10 3

(CUSIP Number of Class of Securities)

William L. Yde III

Global Traffic Network, Inc.

880 Third Avenue, 6th Floor

New York, New York 10022

(212) 896-1255

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Thomas C. Janson, Esq.

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, New York 10005

(212) 530-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

(a)	Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Global Traffic Network, Inc., a Nevada corporation (“Global”). The address of the principal executive offices of Global is 880 Third Avenue, 6th Floor, New York, New York 10022, and its telephone number is (212) 896-1255.

(b)	Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $.001 per share, of Global (the “Shares”, each a “Share”, and the holders of such Shares, “Shareholders”). As of the close of business on July 22, 2011, there were 100,000,000 Shares authorized, of which 19,060,350 were outstanding (including 311,052 Restricted Shares).

Item 2.	Identity And Background Of Filing Person.

(a)	Name and Address of Person Filing this Statement

The name, address and telephone number of Global, which is the person filing this Schedule 14D-9, are set forth in “Item 1(a) — Subject Company Information — Name and Address”.

(d)	Tender Offer of GTCR Gridlock Acquisition Sub, Inc.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation (“Purchaser”) and a direct wholly-owned subsidiary of GTCR Gridlock Holdings, Inc., a Delaware corporation (“U.S. Parent”) which is an indirect wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), to purchase all of Global’s outstanding Shares for $14.00 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated August 9, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Purchaser, Parent and certain other Filing Persons (as defined therein) with the U.S. Securities and Exchange Commission (the “SEC”) on August 9, 2011.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 2, 2011, among Global, Parent, U.S. Parent and Purchaser (the “Merger Agreement”). The Merger Agreement provides, among other things, that after consummation of the Offer and the satisfaction or waiver of all of the conditions to the Merger, including, if required, a vote of Global’s Shareholders, Purchaser will be merged with and into Global (the “Merger”), with Global continuing as the surviving corporation (the “Surviving Corporation”) and an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares held in treasury by Global or owned by Parent or any of its direct or indirect wholly-owned subsidiaries or affiliates, including Purchaser) will be converted into the right to receive an amount of cash equal to the Offer Price without interest, less any applicable withholding tax. A copy of the Merger Agreement is filed as Exhibit (e)(4) and is incorporated herein by reference.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 9. Certain Information Concerning Parent, U.S. Parent and the Purchaser” states that the address of Purchaser is 300 North LaSalle Street, Suite 5600, Chicago, Illinois 60654, and Purchaser’s telephone number thereat is (312) 382-2200.

Item 3.	Past Contacts, Transactions, Negotiations And Agreements.

(d)(1)	Arrangements with Directors and Executive Officers of Global

In considering the recommendation of Global’s board to tender the Shares in the Offer, Shareholders should be aware that Global’s executive officers and certain directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of Shareholders generally. Each of the special committee comprised exclusively of independent and disinterested directors of Global (the “Special Committee”) and the Global board of directors was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9. Global’s executive officers are William L. Yde III (Chairman of the Board, Chief Executive Officer and President), Scott E. Cody (Chief Operating Officer, Chief Financial Officer and Treasurer), B. William Pezzimenti (International Director of Sales and Training, President and Director of Australia Traffic Network) and Gary L. Worobow (Executive Vice President, Business and Legal Affairs, and Secretary). Global’s directors are Messrs. William L. Yde III, Dale C. Arfman, Shane E. Coppola, Gary O. Benson, Stuart R. Romenesko and William M. Mower. The Special Committee is comprised of Shane E. Coppola, Gary O. Benson and Stuart R. Romenesko.

Director and Officer Indemnification and Insurance

All existing rights of directors and officers of Global to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the effective time of the Merger (the “Effective Time”) in connection with such person serving as a director or officer, whether asserted or claimed, prior to, at or after the Effective Time will continue after the Merger. In addition, Parent and the Surviving Corporation have agreed to indemnify, and advance expenses to, the directors and officers of Global for acts or omissions in connection with such person serving as a director or officer and in connection with the Merger, Merger Agreement or any related transactions for a period of six years after the Effective Time. For six years from and after the Effective Time, Parent has agreed to maintain for the benefit of the Global’s directors and officers, as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is substantially equivalent to and in any event not less favorable in the aggregate than Global’s existing policy. Purchaser is not required to pay premiums in excess of 300% of the current premium (the “Maximum Premium”) to obtain such insurance, provided, that if the cost of such insurance would exceed the Maximum Premium, it is required to obtain as much coverage as can be obtained for payment of the Maximum Premium. Prior to the Effective Time, if requested by Global, Parent has agreed to obtain a “tail” insurance policy or policies prior to the Effective Time covering such insurance requirement.

Effect of Consummation of Offer and Merger on Stock Options and Restricted Shares

As of July 22, 2011, Global directors and executive officers held 786,666 options to purchase Shares (“Company Options”) and 304,386 unvested Shares subject to forfeiture restrictions, repurchase rights or other restrictions (“Restricted Shares”), in each case issued under the Company’s stock option plans.

Under the Merger Agreement, each Company Option, whether vested or unvested (including Company Options held by executive officers and directors), that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash, without interest and subject to any applicable withholding tax, equal to the Offer Price, less the exercise price per Share under the stock option, multiplied by the number of Shares subject to the stock option to be made as soon as practicable following the Effective Time. Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options. In addition, under the Merger Agreement, immediately prior to the Effective Time, each Restricted Share will become fully vested at the Effective Time and will be cancelled and converted into the right to receive the Offer Price without interest, less any applicable withholding tax.

If Global directors and executive officers were to tender any Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other Shareholders in the Offer. The following tables summarize, with respect to (i) each Global director, and (ii) each Global executive officer, the aggregate value, as of July 22, 2011, of the Stock Options and Restricted Shares held by each such director and named executive officer, based on the Offer Price.

Name	Common Shares Subject to Unvested Stock Options (#)	Aggregate Spread Value of Unvested Stock Options ($)	Common Shares Subject to Vested Stock Options (#)	Aggregate Spread Value of Vested Stock Options ($)	Restricted Common Shares (#)	Total Value of Restricted Common Shares ($)
Directors
William L. Yde III	—	—	—	—	50,000	$700,000
Dale C. Arfman	—	—	—	—	23,333	$326,662
Shane E. Coppola	—	—	50,000	$443,000	29,999	$419,986
Gary O. Benson	—	—	50,000	$450,000	29,999	$419,986
Stuart R. Romenesko	—	—	50,000	$495,000	29,999	$419,986
William M. Mower	—	—	—	—	29,999	$419,986

Executive Officers
Scott E. Cody	133,334	$1,190,340	316,666	$2,817,660	22,725	$318,150
B. William Pezzimenti	86,666	$515,493	—	—	51,666	$723,324
Gary L. Worobow	36,666	$259,060	63,334	$603,540	36,666	$513,324

Description of Employment Agreements with Executive Officers

Global is party to an employment agreement with each of Messrs. Yde, Cody and Worobow, each of which provides for severance payments in the event of specified terminations of employment. Such severance payments are not conditioned upon the occurrence of a change in control of Global, and the employment agreements do not otherwise provide for enhanced benefits upon or following a change in control (other than the acceleration of equity awards upon a change in control, which equity awards will, in any event, be cashed-out on a fully vested basis under the terms of the Merger Agreement, as described above).

Each of the employment agreements provides that if the executive’s employment agreement is terminated by Global without “cause” (as defined therein) or if the executive terminates the employment agreement as a result of a material breach by Global or the executive’s change in reporting relationship, the executive will be entitled to severance in the form of continuation of base salary for a specified period following the effective date of termination, as follows: Mr. Yde — 18 months; Mr. Cody — 12 months; and Mr. Worobow — 12 months. Assuming the executive’s employment agreement is terminated under such circumstances immediately following the Merger, the executive would receive an aggregate maximum amount of severance, payable over the period specified above, as follows: Mr. Yde — $892,500; Mr. Cody — $395,000; and Mr. Worobow — $302,000. The amount of the severance payments above can only be determined at the time of the actual termination of employment and may differ from the amounts set forth above. As noted previously, such payments are not conditioned upon the occurrence of a change in control and would be paid to the executives upon the above-specified terminations of employment regardless of whether the Offer or the Merger is completed.

Director Compensation

Currently, Global pays semi-annual cash fees of $12,500 to non-employee directors in connection with serving on the Global board of directors and no additional fees for attendance at, or participation in, Global board of directors and/or committee meetings. In addition, Global makes annual grants of 10,000 Restricted Shares to each non-employee director. Such amounts are subject to revision from time to time by the compensation committee of the Global board of directors. These Restricted Shares are treated identically to all other Restricted Shares under the terms of the Merger Agreement.

Members of the Special Committee are not receiving any additional fees or other compensation for their service on the Special Committee.

(d)(2)	Arrangements with Parent and Purchaser

The Merger Agreement

The Merger Agreement, a copy of which is filed as Exhibit (e)(4) and is incorporated herein by reference, governs the contractual rights among Parent, U.S. Parent, Purchaser and Global in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, U.S. Parent, Purchaser or Global in Global’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase are incorporated by reference herein and are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Parent, U.S. Parent, Purchaser or Global. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Parent, U.S. Parent or Purchaser may have the right not to consummate the Offer or the Merger, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. Also, the assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement, including contractual standards of materiality or material adverse effect different from those generally applicable to Shareholders and qualifications with respect to information set forth on confidential schedules. Accordingly, Shareholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Commitment

Parent and U.S. Parent have received a commitment letter (the “Commitment Letter”) from GTCR Fund X/A AIV LP, a Cayman Islands exempted limited partnership (“Fund X/A AIV”), pursuant to which Fund X/A AIV (or its permitted assignees) has agreed to purchase debt securities or other indebtedness of U.S. Parent in an aggregate amount of $60,000,000 and equity securities of Parent in an aggregate amount equal to the additional cash amount required for Parent to pay (or to cause U.S. Parent or Purchaser or its designated subsidiaries to pay) (i) the Offer Price in respect of each Share validly tendered and accepted for payment in the Offer, (ii) as merger consideration, the Offer Price in respect of each Share issued and outstanding prior to the Effective Time (other than Shares to be cancelled and retired or converted in accordance with the Merger Agreement), (iii) the aggregate cash portion of the purchase price payable by Purchaser for any Shares purchased upon the exercise of the Top-Up Option, (iv) the amounts required to be paid in respect of Company Options and Restricted Shares of Global or in relation to the termination of all stock option plans of Global, and (v) all other amounts owed by Parent, U.S. Parent or Purchaser under the Merger Agreement and the fees and expenses contemplated thereby (collectively, the “Commitment”); except that Fund X/A AIV (or its permitted assignees) shall not, under any circumstances, be obligated to contribute to, purchase equity or debt of or otherwise provide funds to Parent, U.S. Parent or Purchaser in any amount in excess of the Commitment, and the Commitment shall not under any circumstances exceed $285,000,000 in the aggregate.

Fund X/A AIV may assign all or a portion of its obligations to fund the Commitment to one or more person(s) controlling, controlled by or under common control with, Fund X/A AIV that agree to assume Fund X/A AIV’s obligations pursuant to the Commitment Letter, however, no such assignment shall relieve Fund X/A AIV of its obligations under the Commitment Letter. Fund X/A AIV has advised Global that it intends to assign a portion of the Commitment to GTCR Fund X/C AIV LP, a Cayman Islands exempted limited partnership (“Fund X/C AIV” and, together with Fund X/A AIV, the “Fund X/A AIVs”) and another affiliated investment fund. The obligation of Fund X/A AIV (or its permitted assignees) to fund the Commitment is subject to satisfaction or waiver of the conditions of Parent, U.S. Parent and Purchaser to accept Shares for payment in the Offer as set forth in the Merger Agreement (other than those conditions to be satisfied at and as of the expiration date of the Offer, but subject to those conditions being satisfied at and as of such time and date), and the funding of the Commitment will occur no later than the consummation of the Offer and the Merger, as applicable.

Fund X/A AIV’s (or its permitted assignees’) obligations under the Commitment Letter may only be enforced by Parent at the direction of its stockholders. No other third party, including Global or any creditor of Global, Parent or U.S. Parent will have any right of enforcement under the Commitment Letter. Concurrently with the execution of the Commitment Letter, Fund X/A AIV executed a guaranty in favor of Global (as more fully described below). Such guaranty is Global’s exclusive remedy against Fund X/A AIV with respect to its obligations under, or in connection with, the Merger Agreement and the transactions contemplated thereby.

The Commitment Letter and Fund X/A AIV’s obligation to fund the Commitment will terminate automatically and immediately upon the earlier of the Effective Time or the termination of the Merger Agreement. The foregoing summary of the Commitment Letter does not purport to be a complete description of the Commitment Letter and is qualified in its entirety by reference to the Commitment Letter, a copy of which is filed as Exhibit (e)(5) and incorporated herein by reference.

Guaranty

Concurrently with the execution and delivery of the Commitment Letter and the execution of the Merger Agreement, Fund X/A AIV delivered a guaranty to Global (the “Guaranty”), pursuant to which Fund X/A AIV irrevocably and unconditionally guaranteed the performance of all of the obligations, covenants and agreements of Parent, U.S. Parent and Purchaser under the Merger Agreement (the “Guaranteed Obligations”), in an amount up to $285,000,000. The Guaranty is a continuing guarantee, may not be revoked or terminated and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, whenever arising. The Guaranty is a guarantee of payment, not merely of collection, and it contains customary subrogation provisions, waivers of suretyship, defenses and other typical waivers. Notwithstanding the foregoing, the Guaranty shall terminate and Fund X/A AIV shall have no further rights or obligations under the Guaranty upon the Effective Time or three months following the termination of the Merger Agreement, whichever is earlier, except in connection with any claim brought within the three-month period, in which case Fund X/A AIV’s obligations shall continue until the claim is finally satisfied or resolved. The foregoing summary of the Guaranty does not purport to be a complete description of the Guaranty and is qualified in its entirety by reference to the Guaranty, a copy of which is filed as Exhibit (e)(6) and incorporated herein by reference.

Contribution, Non-Tender and Support Agreement

In connection with the Merger Agreement, William L. Yde III, the Chairman, Chief Executive Officer and President of Global, entered into a Contribution, Non-Tender and Support Agreement, dated as of August 2, 2011, with Parent (the “Contribution Agreement”). The following summary of certain provisions of the Contribution Agreement is qualified in its entirety by reference to the Contribution Agreement itself, which is incorporated herein by reference. A copy of the Contribution Agreement is filed as Exhibit (e)(1). Shareholders and other interested parties should read the Contribution Agreement in its entirety for a more complete description of the provisions summarized below.

Pursuant to the Contribution Agreement, Mr. Yde has agreed to become a limited partner of Parent and to transfer, deliver and contribute 535,715 Shares beneficially owned by Mr. Yde, representing approximately 2.8% of the total outstanding Shares, to the capital of Parent (the “Contribution”) upon and in consideration of Mr. Yde’s admission as a limited partner of Parent. The Shares contributed by Mr. Yde to Parent are referred to as the “Contributed Shares”. This represents approximately 41.2% of the Shares beneficially owned by Mr. Yde. The Contribution will be completed after Shares are accepted for payment in the Offer and prior to the Effective

Time. The Contribution is conditioned on, among other customary conditions, the satisfaction or waiver by Parent or Global, as applicable, of all of the conditions to the Merger under the Merger Agreement, as well as the delivery by Parent to Mr. Yde of a duly executed employment agreement on terms and conditions consistent in all material respects with the requirements of the letter agreement (as more fully described below) between Parent and Mr. Yde with respect to Mr. Yde’s continued employment after completion of the Merger. A description of the limited partnership interests in Parent to be received by Mr. Yde in the Contribution is set forth below.

In addition, pursuant to the Contribution Agreement, Mr. Yde has agreed that he will not tender any of his Shares into the Offer or any subsequent offering period without the prior written consent of Parent. Shares owned by Mr. Yde, other than the Contributed Shares, will be converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest and less applicable withholding tax. Mr. Yde has also agreed to vote all Shares beneficially owned or controlled by Mr. Yde, in connection with any meeting of Shareholders or any action by written consent in lieu of a meeting of Shareholders:

•

in favor of adopting the Merger Agreement and the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and the Contribution Agreement and any other matter that must be approved by the Shareholders in order to consummate the transactions contemplated by the Merger Agreement;

•	against any Competing Proposal (as defined in the Merger Agreement); and

•	against any proposal, action or agreement that would result in any of the conditions to the consummation of the Merger not being fulfilled or satisfied.

During the term of the Contribution Agreement, except as otherwise provided therein or as required by applicable law, Mr. Yde will not:

•	transfer, pledge, hypothecate, encumber, assign or otherwise dispose of his Shares except with Parent’s prior written consent;

•

grant any proxy, power-of-attorney or other authorization or consent in or with respect to his Shares that would be inconsistent with his voting or consent obligations under the Contribution Agreement; or

•	take any other action that would restrict, limit or interfere in any material respect with the performance of his obligations under the Contribution Agreement.

Except as permitted pursuant to the Merger Agreement, during the term of the Contribution Agreement, Mr. Yde has agreed not to:

•

solicit, initiate, propose, knowingly facilitate or encourage (including by providing nonpublic information) any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal;

•

furnish to any person any material nonpublic information with respect to, any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to, any Competing Proposal;

•

engage, continue or participate in discussions or negotiations with any person with respect to any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal;

•	approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Competing Proposal;

•	make any public statement or proposal inconsistent with the Global board recommendation contained herein; or

•

enter into any agreement, agreement in principle, letter of intent or other similar document relating to a Competing Proposal or enter into any agreement or agreement in principle requiring Mr. Yde to abandon, terminate or breach its obligations under the Contribution Agreement or fail to consummate the transactions contemplated by the Contribution Agreement.

Mr. Yde has agreed to notify Parent promptly (and no later than 24 hours) if Mr. Yde receives (i) any Competing Proposal, (ii) certain requests for non-public information relating to Global or any of its subsidiaries, or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal. Such notice shall include, the name of the third party making such Competing Proposal, request or inquiry and the material terms and conditions of such Competing Proposal, request or inquiry. The Contribution Agreement does not limit Mr. Yde’s right, acting solely in his capacity as an officer or director of Global, to fulfill the obligations of his office or perform any obligations required by his fiduciary duties.

Mr. Yde has also agreed not to commence or join any class in any action challenging or seeking to enjoin any provision of the Contribution Agreement or the Merger Agreement or alleging a breach of fiduciary duty in connection therewith.

The Contribution Agreement will terminate on the earlier of: (i) the date the Merger Agreement is terminated in accordance with its terms, (ii) the termination or withdrawal of the Offer without any Shares being purchased; and (iii) the Effective Time.

Agreement of Exempted Limited Partnership of Parent

Pursuant to the Contribution Agreement, Mr. Yde has agreed to become a limited partner of Parent and to transfer, deliver and contribute 535,715 Shares beneficially owned by Mr. Yde, representing approximately 2.8% of the total outstanding Shares, to the capital of Parent upon and in consideration of Mr. Yde’s admission as a limited partner of Parent. Parent and Mr. Yde have agreed that the rights, privileges and preferences of Mr. Yde’s limited partnership interests in Parent will be set forth in an Amended and Restated Agreement of Exempted Limited Partnership of Parent (the “Parent Partnership Agreement”), the form of which is required to be reasonably acceptable to Mr. Yde and which shall include, among other things, the terms and conditions described on Exhibit A to the Contribution Agreement, which is incorporated herein by reference. The following summary of the terms and conditions of the proposed Parent Partnership Agreement represents the current intentions of Parent and Mr. Yde. However, the Parent Partnership Agreement has not yet been drafted, negotiated or agreed to between Parent and Mr. Yde, and the terms and conditions of the Parent Partnership Agreement may differ in certain respects from the terms and conditions described on Exhibit A to the Contribution Agreement and summarized below.

Pursuant to the Commitment Letter and in accordance with the Parent Partnership Agreement, the Fund X AIVs and one or more other affiliated investment funds will make their initial equity capital contributions to Parent in cash in an aggregate amount of up to $225 million to fund the aggregate price to be paid in the Offer and the Merger. The Fund X AIVs and any affiliated investment funds are referred to as the “GTCR Limited Partners”. The amount of this initial equity consideration may be reduced to the extent there is excess cash available on Global’s balance sheet subsequent to the completion of the Merger. Pursuant to the Contribution Agreement, Mr. Yde will make his initial capital contribution to Parent by contributing the Contributed Shares having an aggregate value of $7.5 million (calculated as the Offer Price, multiplied by the total number of Contributed Shares), less the aggregate value of any Contributed Shares that Mr. Yde uses to acquire Management Carry (as described below).

The general partner of Parent (the “General Partner”) will hold a general partnership interest in Parent, which will represent a nominal interest in Parent. Each of the GTCR Limited Partners and Mr. Yde will receive the following limited partnership interests in Parent in consideration of their initial capital contributions, allocated on a pro rata basis among the limited partners:

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Preferred limited partnership interests in Parent, which will accrue a non-cash yield at a rate of 8% per annum, compounded quarterly, and represent approximately 98% of the equity interests in Parent; and

•	Common limited partnership interests in Parent, which represent approximately 2% of the equity interests in Parent.

Mr. Yde and the other members of Global management will also have the opportunity to acquire up to 11% of the total common limited partnership interests of Parent. These common limited partnership interests are referred to as the “Management Carry”. Parent may seek third party debt financing to replace or refinance the debt funding contemplated to be made available by the Fund X AIVs, prior to or after the completion of the Offer and the Merger. The size of the Management Carry is expected to be increased to 11.5% of the total common limited partnership interests if Global obtains greater than AUD 50 million in third party debt financing prior to or within 60 days after completion of the Offer and the Merger. The Management Carry will dilute all other common limited partnership interests on a pro rata basis, and may be structured as a purchase by Mr. Yde and other members of management or as a profits interests in Parent (as described below). Mr. Yde is expected to acquire 5% of the Management Carry (out of the aggregate 11% total pool), which Mr. Yde may elect to structure as a purchase or a profits interest. If Mr. Yde elects to purchase a portion of the Management Carry, he may use Contributed Shares for the purchase, which Contributed Shares shall have an aggregate deemed value equal to the Offer Price multiplied by the total number of Contributed Shares so used. The allocation of the remaining Management Carry among the other members of Global management has not yet been determined and will be agreed to by Mr. Yde and the GTCR Limited Partners. If the Management Carry is increased by 0.5% in connection with the debt financing, the additional Management Carry will be allocated as determined by Mr. Yde. Some portion of the Management Carry may be allocated on an incentive basis to certain employees in the form of profits interests, which will participate only in value created after the date of issuance. Any profits interests will be structured in the manner, and subject to the terms and conditions, agreed by Mr. Yde and the GTCR Limited Partners.

The Management Carry will vest ratably on an annual basis over five years, beginning on the one year anniversary of the closing of the Merger. Outstanding Management Carry will vest immediately upon a sale of Parent to a third party (other than public offerings). The Management Carry will be subject to a repurchase right in favor of Parent and the GTCR Limited Partners, and may be repurchased by Parent or the GTCR Limited Partners at their option upon termination of employment of Mr. Yde or the other members of management participating in the Management Carry. The repurchase price of vested interests will be fair market value (as determined by the board of directors of the General Partner, but subject to dispute resolution mechanics), except in the case of a termination with cause, in which case the price will be the lower of cost and fair market value. The repurchase price of unvested interests will be the lower of cost and fair market value.

In the case of additional capital contributions by affiliates of the GTCR Limited Partners, then, subject to certain exceptions, the GTCR Limited Partners and Mr. Yde will have the opportunity to fund Parent on a pro rata basis in accordance with their capital contributions (without regard to any Management Carry), in order to maintain a constant level of ownership.

Subject to the ultimate control of GTCR Investment X AIV Ltd., the General Partner will control the business and affairs of Parent. The board of directors of the General Partner is expected to consist initially of Mr. Yde, up to three directors designated by an affiliate of the GTCR Limited Partners and up to two additional directors to be mutually determined by Mr. Yde and such affiliate. Mr. Yde will be the initial chairman of the board of directors of the General Partner. Subject to the ultimate control of the General Partner, it is expected that Mr. Yde and the other members of management will have day-to-day responsibility regarding Parent’s and its subsidiaries’ business operations.

The limited partnership interests held by Mr. Yde and other members of management will be subject to customary transfer restrictions, as well as registration rights, drag-along rights, tag-along rights and other customary rights in the context of private equity investments. In connection with the Contribution, Mr. Yde will also agree to certain noncompetition provisions as to Global consistent with his new employment agreement to be entered into in connection with the Merger (as described below) for a period of four years from the date of the closing of the Merger. It is expected that other members of management will also enter customary non-competition agreements with Parent, as appropriate.

Compensation Arrangements with Mr. Yde and Other Executive Officers and Key Employees

Concurrently with the execution of the Merger Agreement, Parent entered into a letter agreement with Mr. Yde, pursuant to which Parent and Mr. Yde confirmed their agreement to enter into a new employment agreement (the “New Employment Agreement”) after the closing of the transactions contemplated by the Merger Agreement, which will supersede or replace Mr. Yde’s existing employment agreement with Global (the “Existing Employment Agreement”). Under the New Employment Agreement, Mr. Yde will continue to act as chief executive officer of Global after completion of the Offer and the Merger. The provisions of the New Employment Agreement will be substantially the same as those in the Existing Employment Agreement, except that (i) the term of the New Employment Agreement will extend through the fifth anniversary of the closing of the Merger, (ii) certain equity award provisions in the Existing Employment Agreement will not be included in the New Employment Agreement, and (iii) the non-competition provisions in the New Employment Agreement will continue for 18 months following termination of employment (rather than 12 months in the Existing Employment Agreement) and the geographic restrictions in the non-competition provisions of the New Employment Agreement will differ from those in the Existing Employment Agreement. Mr. Yde’s obligations under the Contribution Agreement are conditioned upon delivery by Parent to Mr. Yde of a duly executed employment agreement on terms and conditions consistent in all material respects with these requirements. There can be no assurance that Mr. Yde and Parent will enter into the New Employment Agreement. A copy of the letter agreement has been filed with the SEC as Exhibit (e)(2) and is incorporated herein by reference. Shareholders and other interested parties should read the letter agreement in its entirety for a complete description.

Parent also expects to offer certain executive officers, including Scott E. Cody and B. William Pezzimenti, and other key employees new employment arrangements with the Surviving Corporation after the completion of the Offer and the Merger. These arrangements may include (and, in the case of Messrs. Cody and Pezzimenti, are expected to include) the right to purchase or participate in the Management Carry. These matters are subject to negotiation and have not been specifically discussed by Parent with these executive officers or key employees. It is expected that these arrangements will provide for compensation materially consistent with the existing arrangements in place at Global. These arrangements would be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Amended and Restated Confidentiality Agreement

In connection with Parent’s evaluation of the potential business combination that resulted in the Offer, Parent and Global entered into a confidentiality agreement on January 10, 2011, which was amended and restated as of August 2, 2011 (as amended and restated, the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, Parent agreed to keep confidential all non-public information furnished by Global to Parent or its representatives, and all analyses or documents prepared by Parent or its representatives based upon such non-public information for a period of 42 months from January 10, 2011. Parent also agreed that the non-public information furnished to Parent would be used solely for the purpose of evaluating the potential business combination that resulted in the execution of the Merger Agreement and Offer. If requested by Global, Parent and its representatives are required to return or destroy the written non-public information furnished to Parent under the Confidentiality Agreement and to destroy any analyses or documents prepared by Parent or its representatives based upon such non-public information.

The above summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(3).

Item 4.	The Solicitation Or Recommendation.

(a)(1)	Solicitation/Recommendation

At a meeting held on August 2, 2011, the Special Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Global and the unaffiliated Shareholders and recommended that (i) Global’s board of directors approve and declare advisable, fair to and in the best interest of Global and the unaffiliated Shareholders, the Merger Agreement, the performance by Global of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein, and (ii) if required by applicable law, the Shareholders approve the Merger Agreement, the performance by Global of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein.

After considering the unanimous recommendations of the Special Committee and other factors, Global’s board of directors unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the Shareholders (including the unaffiliated Shareholders), (iv) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the Shareholders, unless the adoption of the Merger Agreement by Shareholders is not required by applicable law, (v) recommended that the Shareholders accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, vote their Shares in favor of adoption of the Merger Agreement, and (vi) approved for all purposes the Merger Agreement and the transactions contemplated by the Merger Agreement to be exempt from any takeover or anti-takeover laws.

Accordingly, for the reasons described in more detail below, Global’s board of directors unanimously recommends that the Shareholders accept the Offer and tender their Shares in the Offer.

A copy of the press release communicating the recommendation of Global’s board of directors is filed as Exhibit (a)(5)(B) and is incorporated by reference.

(a)(2)	Background of the Transaction

In October 2010, Mr. William Yde III, Chairman, Chief Executive Officer and President of Global, spoke at an industry conference in New York, New York attended by representatives of GTCR (for purposes of this “Item 4(a)(2) — Background of the Transaction”, the term “GTCR” refers collectively to Parent, U.S. Parent, Purchaser and their affiliated entities). After the conference, a representative of GTCR contacted Mr. Yde via email in order to introduce himself and GTCR. Shortly thereafter, the representative of GTCR spoke briefly with Mr. Yde over the telephone to obtain an overview of Global’s business.

On November 29, 2010, Mr. Yde briefly met in person in Chicago, Illinois with several representatives of GTCR. During that meeting, Mr. Yde discussed Global’s business and operations. The GTCR representatives did not receive any non-public information during these discussions.

On December 15, 2010, at a meeting of the Global board of directors, Mr. Yde informed the directors about the communications with GTCR. He informed the Global board of directors that there was no other indication regarding the extent or seriousness of GTCR’s interest. From this date through June 6, 2011, Mr. Yde and management, from time to time by means of informal individual telephone calls, kept Global’s directors apprised of the status of discussions between GTCR and Global.

On December 21, 2010, representatives of GTCR sent an initial due diligence request list to Mr. Yde, which addressed certain information that GTCR requested to receive in the context of the discussion regarding Global’s business and operations.

On January 10, 2011, an affiliate of GTCR entered into a confidentiality agreement with Global pursuant to which GTCR was granted access to material, non-public financial information about Global, subject to the restrictions set forth in the agreement.

Also, on January 10, 2011, Mr. Yde and representatives from GTCR met for dinner in Los Angeles, California and continued their discussions regarding Global and its business. These in-person discussions continued the next day on January 11, 2011.

On January 19, 2011, and over the course of the next several weeks, Mr. Yde, other members of Global’s management and representatives from GTCR had several telephone calls during which they continued their discussions regarding Global’s business and operations, including the financial performance of Global.

Representatives of GTCR traveled to Australia in early March 2011 where they met with Mr. Yde. During this time, GTCR spent two days conducting additional business due diligence on Global. During these discussions, GTCR asked Mr. Yde whether he would be willing to consider maintaining some portion of his equity in the surviving company in the event GTCR were to make a proposal and proceed with a transaction. No specific proposals or terms were discussed. Mr. Yde informed GTCR that in concept he would be willing to discuss continuing an investment in Global, but that it was premature in light of the fact that there was no proposal and no terms to consider. No other parameters of a potential transaction were discussed by the parties at this time.

During the course of the next several weeks, GTCR and its advisors continued to conduct business, financial and accounting due diligence on Global and its business operations.

On April 27, 2011, Global’s executive officers and representatives of GTCR participated in a conference call to address certain legal due diligence items with respect to Global.

Over the course of the next several weeks, Global provided additional legal due diligence information to GTCR and its representatives and responded to additional inquiries from GTCR and Latham & Watkins LLP, outside counsel to GTCR (“Latham”), with respect to Global.

On May 30, 2011, representatives of GTCR and Mr. Yde met for dinner in Chicago, Illinois. The next day, Mr. Yde and Scott E. Cody, Chief Operating Officer, Chief Financial Officer and Treasurer of Global, met in person with representatives of GTCR to further discuss Global’s business and operations. Representatives of GTCR advised Mr. Yde that they expected to deliver a preliminary non-binding indication of interest with respect to a potential acquisition of Global in the next week.

On June 6, 2011, GTCR provided a letter to the Global board of directors setting forth GTCR’s preliminary non-binding indication of interest in acquiring all of the issued and outstanding Shares at $13.10 per Share in cash. The letter detailed certain additional terms of GTCR’s proposal, including that GTCR’s offer would not be subject to a financing condition, that a GTCR affiliate would “backstop” the entire purchase price and that any proposed merger agreement would contain a “customary go shop” provision. In addition, GTCR requested that Global grant exclusivity to GTCR for a minimum seven-day period. GTCR’s request for exclusivity was not granted and GTCR did not renew its request.

The next day, on June 7, 2011, the Global board of directors held a telephonic meeting to discuss the GTCR proposal, at which the regular outside counsel to the Global board of directors was in attendance. During this meeting, Mr. Yde and other executives officers of Global provided the Global board of directors with an update on the interactions between GTCR and Global to date and the status of GTCR’s due diligence review. The Global board of directors discussed generally and on a preliminary basis the GTCR proposal. No determinations were made or conclusions drawn as to the adequacy of the proposed price at the meeting. With the assistance of their regular outside counsel, the Global board of directors then discussed various corporate governance issues surrounding the fact that GTCR was not a strategic buyer and the reasonable likelihood that its proposal could involve arrangements with certain members of management and directors, including Mr. Yde. As a result, the Global board of directors concluded that these arrangements could result in Mr. Yde being considered an “interested director” as contemplated by the Nevada Revised Statutes (“NRS”) 78.140. In light of this, the Global board of directors considered it prudent to establish a special committee consisting solely of independent directors having no interest in the proposed transactions (other than an interest as a Shareholder) to consider, and if determined to be desirable, take other actions with respect to the proposal from GTCR. Following this discussion, the Global board of directors adopted resolutions establishing the Special Committee of independent directors and delegating to the Special Committee the full powers of the Global board of directors in all matters relating to the GTCR proposal, including the power and authority (i) to review and evaluate the advisability of pursuing the GTCR proposal, including determining whether to take no action with respect to the GTCR proposal, and in the event that the Special Committee determined to take action with respect to GTCR’s proposal, (ii) to negotiate with GTCR regarding the terms of the proposed transaction, (iii) to oversee the due diligence process with GTCR, including directing members of management to provide GTCR with access to Global’s management and to confidential information regarding Global’s business, assets, properties, liabilities and prospects, and (iv) to pursue any alternative or competing acquisition transaction on such terms and conditions and pursuant to such process as the Special Committee, in its sole discretion, considered to be appropriate and in the interests of Global’s Shareholders. Shane Coppola, Stuart Romenesko and Gary Benson, each of whom was considered, for purposes of participating on the Special Committee, independent and disinterested with respect to GTCR and its proposal, were appointed to serve on the Special Committee, with Mr. Coppola serving as the Chairperson. None of these directors received any additional compensation for serving on the Special Committee.

Shortly after adjournment of the telephonic meeting of the Global board of directors, the members of the Special Committee convened a telephonic meeting to discuss the process in general and the need to retain outside independent legal and financial advisors.

In order to identify appropriate advisors, the Special Committee interviewed several law firms and investment banking firms between June 8 and 12, 2011. Following these presentations and interviews, the Special Committee approved the engagement of Milbank, Tweed, Hadley & McCloy LLP (“Milbank”) as special counsel to the Special Committee and Moelis & Company LLC (“Moelis”) as its financial advisor. For a more detailed description of Moelis’ engagement, please see “Item 5(a) — Persons/Assets Retained, Employed, Compensated Or Used — Opinion of the Financial Advisor to the Special Committee”.

On June 20, 2011, the Special Committee held a telephonic meeting with representatives from both Moelis and Milbank in attendance. Representatives of Milbank provided the Special Committee with an overview of the applicable fiduciary duties in the context of a business combination transaction in general and with respect to the consideration of the GTCR proposal in particular. Moelis discussed its preliminary analysis of GTCR’s proposed offer price relative to various valuation methodologies. Moelis informed the Special Committee that its valuation analysis was very preliminary and was based solely on publicly available information. Moelis pointed out that its preliminary analysis was subject to change as Moelis analyzed Global more fully based on non-public information that was being provided to it and additional work that it would complete as their analysis progressed.

Based on the preliminary analysis of Moelis and its own views as to Global’s prospects, the Special Committee determined that GTCR’s offer price of $13.10 was not adequate. The Special Committee, therefore, instructed Moelis to communicate this message to GTCR. In addition, the Special Committee instructed Moelis to inform GTCR that, in the event that GTCR were to make an additional proposal, the Special Committee would only be willing to proceed under GTCR’s proposed “go-shop” provisions, as compared to completing a pre-signing market check, in the event that the terms of the “go-shop” provisions provided a sufficiently long period and sufficiently low termination fees so as to conduct a reasonable, thorough and fair post-signing market check.

On June 21, 2011, Moelis informed representatives of GTCR that the initial proposed offer price of $13.10 per Share in cash was inadequate from the Special Committee’s standpoint and communicated the Special Committee’s views regarding GTCR’s proposed “go-shop” provision.

On June 22, 2011, the Special Committee received a revised proposal from GTCR, which included an increase in the offer price to $13.50 per Share in cash. The revised proposal also outlined material provisions GTCR would require in a merger agreement, including: (i) a sole recourse reverse termination fee equal to 4.75% of equity value, (ii) a 45-day “go-shop” period, (iii) a two-tier termination fee (1% of equity value plus unlimited expenses if terminated during the “go-shop” period; 3.75% of equity value plus unlimited expenses if terminated otherwise), and (iv) “match” rights of four calendar days.

On June 26, 2011, the Special Committee held a telephonic meeting to discuss the revised proposal from GTCR with representatives from Moelis and Milbank. The Special Committee viewed negatively the revised preliminary price indication, as well as certain other terms being proposed by GTCR. In particular, the Special Committee discussed the sole recourse reverse termination fee equal to 4.75% of equity value, which the Special Committee believed was inconsistent with a transaction that was not subject to any financing contingencies, as well as the size of the proposed termination fees payable by Global and the other terms of the “go-shop” provision, which the Special Committee viewed as inadequate to permit a reasonable post-signing marketing process.

On June 27, 2011, representatives of Moelis held a call with representatives of GTCR to further discuss GTCR’s revised offer letter, dated June 22, 2011, and the Special Committee’s initial reactions to the revised offer letter. GTCR informed Moelis that GTCR would eliminate the reverse termination fee and provide a full guarantee of the purchase price by a creditworthy affiliated fund.

On June 28, 2011, the Special Committee held a telephonic meeting with representatives from Moelis and Milbank in attendance to receive an update on the conversations between representatives of Moelis and GTCR.

On June 29, 2011, the Special Committee held a telephonic meeting with Milbank. Milbank detailed for the Special Committee the fiduciary duties, including applicable standards of review, that would likely apply when analyzing any actions taken by the Special Committee and the Global board of directors in the context of a business combination transaction, including with respect to the GTCR proposal, and discussed certain analyses of the proposed “go-shop” provisions.

On June 30, 2011, the Special Committee held a telephonic meeting with representatives of Moelis and Milbank in attendance. The Moelis representatives made a preliminary presentation regarding GTCR’s $13.50 offer price in relation to various valuation methodologies, including the 52-week trading range, selected publicly traded companies, selected transactions and a discounted cash flow analysis. At this point in time Moelis’ presentation was merely informative and preliminary in nature. The Special Committee authorized Moelis to communicate to GTCR that the Special Committee would consider a transaction in the range of $15.00 per Share, assuming it was satisfied with the other terms of the proposal. Later that day, representatives of Moelis contacted GTCR to discuss in further detail the $13.50 valuation proposed by GTCR and the Special Committee’s position regarding GTCR’s revised offer.

On July 1, 2011, a representative of GTCR contacted Moelis and indicated that GTCR would not move forward at any valuation in the range of $15.00 per Share. Later that day, the Special Committee held a telephonic meeting with representatives of Moelis and Milbank. Moelis representatives advised the Special Committee that GTCR was not receptive to any valuation in the range of $15.00 per Share.

On July 6, 2011, the Special Committee held a telephonic meeting with Moelis and Milbank. The Special Committee and its advisors continued to discuss the differences in valuation between the parties and the means by which to possibly bridge the gap.

On July 7, 2011, representatives of GTCR contacted Moelis to inform them that GTCR was willing to increase its offer price to $14.00 per Share, and that GTCR was not prepared to move forward at any higher price.

On July 8, 2011, the Special Committee convened another telephonic meeting with representatives of Moelis and Milbank. Moelis informed the Special Committee of GTCR’s increased $14.00 offer price and GTCR’s statements regarding valuation. Moelis representatives then updated their preliminary presentation to reflect GTCR’s $14.00 offer price in relation to the previous valuation methodologies utilized. Again, Moelis’ presentation remained informative and preliminary in nature.

On July 11, 2011, the Special Committee members held another telephonic meeting with representatives of Moelis and Milbank to once again consider GTCR’s revised $14.00 offer price. Based on numerous discussions with GTCR subsequent to their revised proposal, representatives of Moelis expressed their view that any further improvements in GTCR’s offer price of $14.00 per Share seemed unlikely. As a result, the Special Committee discussed with its advisors whether to terminate negotiations with GTCR or to continue to explore a transaction with GTCR. The Special Committee determined that, subject to successfully negotiating acceptable provisions in definitive documentation, the Special Committee would be willing to continue discussions with GTCR.

On July 13, 2011, representatives of Moelis relayed to GTCR the Special Committee’s determination. At GTCR’s request, representatives of Latham then distributed a draft of the merger agreement so that the Special Committee could review and consider GTCR’s proposal in its entirety to determine whether discussions with respect to a transaction should continue to be pursued.

On July 14, 2011, the Global board of directors held a telephonic meeting. At the meeting, among other things, the Special Committee updated the Global board of directors with respect to GTCR’s indication of interest, including the fact that the Special Committee had received an initial draft merger agreement from GTCR.

On July 15, 2011, the Special Committee held a telephonic meeting with representatives of Milbank and Moelis to discuss the draft merger agreement delivered by GTCR on July 13, 2011. Milbank detailed the material provisions of GTCR’s draft merger agreement for the Special Committee, including the proposed transaction structure, material conditions to the transaction and the terms of the “go-shop” and related termination provisions. The Special Committee authorized Milbank and Moelis to continue discussions with representatives of GTCR.

On July 19, 2011, representatives of Milbank and Latham held discussions regarding the draft merger agreement. Milbank informed Latham that in order to continue discussions, the Special Committee needed to have sufficient clarity that it could achieve acceptable resolution of certain material issues and that the discussions should center on these terms initially since any discussion of other more detailed terms was not useful unless there was an acceptable resolution of these terms.

On July 20, 2011, the Special Committee convened another meeting with representatives of Milbank and Moelis to discuss the progress of negotiations with GTCR and its advisors. The Special Committee again revisited the key material open issues in the merger agreement, including, among other things, (i) the conditions to the tender offer, including whether the tender offer would be subject to a customary minimum condition (calculated as a majority of the outstanding Shares, including Shares held by executive officers of Global on a fully diluted basis), or a “majority of the minority” provision, (ii) the size of the termination fees and related expenses and the conditions under which such fees and expenses were to be paid, and (iii) the mechanics surrounding the “go-shop” provision. Milbank representatives also informed the Special Committee that, in response to questions from Milbank, Latham had informed Milbank that GTCR’s then-current expectation was that Mr. Yde would not tender his Shares in the tender offer and that a portion of these Shares would be contributed to Parent in exchange for an equity interest in Parent. The Milbank representatives discussed the implications of any such arrangements on the transaction’s process and related disclosure. Representatives of Latham indicated that GTCR had not had specific discussions with Mr. Yde about these matters and would not initiate discussions until authorized to do so by the Special Committee.

On July 21, 2011, the Special Committee convened another telephonic meeting with representatives of Moelis and Milbank to discuss the progress of the negotiations with GTCR.

From July 21 to July 28, 2011, representatives of Milbank and Latham continued to negotiate the key open terms to the merger agreement. The remaining material open issues related to (i) the conditions to the tender offer, including the exact calculation required by the “majority of the minority” condition and whether the completion of the Restructuring Transactions (as defined in the Merger Agreement) would be included as a condition to the tender offer, (ii) the size of the termination fees and the circumstances under which such fees were payable, and (iii) the mechanics surrounding the “go-shop” provision.

On July 28, 2011, the Special Committee members held a telephonic meeting with representatives of Moelis and Milbank. Milbank representatives reviewed once again with the Special Committee a director’s duties in the context of a business combination transaction, including a detailed discussion on fiduciary duties and related judicial standards of review for Nevada corporations. Milbank also provided a detailed description of the proposed transaction’s structure, the proposed terms and conditions of the merger agreement (including the closing conditions, representations and warranties, covenants and termination events and fees) and the key events that would occur in the event that the parties were to sign definitive documentation. Representatives of Moelis then reviewed their analyses regarding the proposed GTCR transaction with the Special Committee, which presentation is more fully described in “Item 5(a) — Persons/Assets Retained, Employed, Compensated Or Used — Opinion of the Financial Advisor to the Special Committee”.

From July 29 through July 31, 2011, representatives of Milbank and Latham continued to negotiate and exchange drafts of the merger agreement and the other transaction documents. During this time period, with the consent of the Special Committee, after receiving authorization from representatives of Milbank, representatives of GTCR and Latham initiated preliminary discussions with Mr. Yde and his outside counsel, Pryor Cashman, LLP, regarding indicative terms proposed by GTCR with respect to Mr. Yde’s post closing equity interest and employment. Mr. Yde met with representatives of GTCR in Chicago, Illinois on July 31, 2011 and indicated that he was not prepared to proceed on the basis of the indicative terms proposed by GTCR at that time. The GTCR representatives indicated that they would consider whether to revise the terms of their proposal.

On August 1, 2011, the Special Committee met in person at Milbank’s offices in New York, New York with representatives of Milbank and Moelis in attendance. At that meeting, the Special Committee discussed the remaining issues and the proposed GTCR transaction and the merger agreement as a whole, which included an update on the preliminary discussions between Mr. Yde and GTCR. The Special Committee then conducted a thorough process to evaluate the merger agreement and the transactions contemplated thereby, which evaluation process included, among other things, consultations with, and presentations from, Milbank and Moelis regarding various aspects of the merger agreement and the transactions contemplated thereby.

Following the meeting of the Special Committee, the full Global board of directors convened its in-person meeting at Milbank’s offices, with representatives of Milbank and Moelis in attendance. At the request of the Special Committee, Milbank reviewed for the Global board of directors its fiduciary duties, including a discussion of the duties of loyalty and care and the potential standards for reviewing whether the Global board of directors fulfilled its fiduciary duties in respect of the proposed GTCR transaction. At the request of the Special Committee, Milbank provided a detailed overview of the current version of the merger agreement, including the remaining open terms of the proposed transaction. The discussion addressed the proposed structure and timeline of the proposed transaction, as well as pricing terms, closing conditions, representations and warranties and covenants contained in the merger agreement. In particular, the participants discussed in depth the terms of the “go-shop” provision contained in the merger agreement and the termination fees. Following a discussion, the Global board of directors determined to continue negotiations to resolve any remaining open items. At the request of the Special Committee, representatives of Moelis then reviewed their analyses regarding the proposed transaction with the Global board of directors, which presentation was substantially similar to the presentation more fully described below in “Item 5(a) — Persons/Assets Retained, Employed, Compensated Or Used — Opinion of the Financial Advisor to the Special Committee”. The Global board of directors then adjourned the meeting until such time as the open items of the merger agreement could be agreed upon.

Later that night and carrying on through August 2, 2011, representatives of Milbank and Latham continued to negotiate the open items of the merger agreement. Concurrently, Mr. Yde and his counsel continued to negotiate with representatives of Latham and GTCR on the terms of the contribution agreement and related employment arrangements proposed by GTCR.

In the afternoon of August 2, 2011, the Special Committee met telephonically, with representatives of Moelis and Milbank in attendance. Moelis delivered its oral opinion, which was later confirmed in writing, that, based upon and subject to the qualifications, limitations and assumptions set forth in its written opinion, as of August 2, 2011, the $14.00 per share Offer Price to be received by Shareholders in the Offer and the Merger is fair, from a financial point of view, to such Shareholders, other than Mr. Yde and the executive management team (together with their respective affiliates). Moelis also confirmed that the Global board of directors was entitled to rely on such opinion (which confirmation was also later provided in writing). Upon receipt of such opinion, the Special Committee unanimously determined that the transactions contemplated by the Merger Agreement were fair to, and in the best interests of, Global and the unaffiliated Shareholders, and, subject to a satisfactory resolution of the remaining open issues, recommended that the Global board of directors declare the advisability of the tender offer and the merger and approve and adopt in all respects the Merger Agreement.

In the afternoon of August 2, 2011, the Global board of directors reconvened its meeting telephonically. At the request of the Special Committee, representatives of Milbank and Moelis were also in attendance. The Global board of directors was provided an update on the developments in the merger agreement as well as in the discussions between Mr. Yde and GTCR. Following, at the request of the Special Committee, Moelis confirmed that the Global board of directors was entitled to rely on its opinion to the Special Committee that, based upon and subject to the qualifications, limitations and assumptions set forth in its written opinion, as of August 2, 2011, the $14.00 per share Offer Price to be received by Shareholders in the Offer and the Merger is fair, from a financial point of view, to such Shareholders, other than Mr. Yde and the executive management team (together with their respective affiliates). Representatives of Milbank then presented the substantially final terms of the merger agreement.

Following a lengthy discussion, the Global board of directors unanimously agreed and determined, for the reasons more fully described in “Item 4(b) — The Solicitation Or Recommendation — Reasons for the Recommendation of the Special Committee and Global’s Board of Directors”, that the GTCR transaction was advisable and in the best interests of Global and the Shareholders (including the unaffiliated Shareholders), and the Global board of directors voted unanimously to approve the Merger Agreement and the transactions contemplated by such agreement.

Shortly thereafter, the parties entered into the Merger Agreement and the other transaction documents. In addition, Mr. Yde and GTCR entered into the Contribution Agreement and the letter agreement regarding employment arrangements. The transaction was announced via press release issued by Global prior to the market opening on August 3, 2011.

(b)	Reasons for the Recommendation of the Special Committee and Global’s Board of Directors

The Special Committee

After receiving the letter, dated June 6, 2011, from GTCR (for purposes of this “Item 4(b) — Reasons for the Recommendation of the Special Committee and Global’s Board of Directors”, the term “GTCR” refers collectively to Parent, U.S. Parent, Purchaser and their affiliated entities), the Global board of directors determined that the proposed transaction was likely to involve arrangements for post-closing participation in the surviving entity for Mr. Yde and perhaps certain other members of management. As a result, the Global board of directors concluded that these arrangements could result in Mr. Yde being considered an “interested director” as contemplated by NRS 78.140. In light of this, the Global board of directors considered it prudent to establish a special committee consisting solely of independent directors having no interest in the proposed transaction (other than an interest as a Shareholder) to consider, and if determined to be desirable, take other actions with respect to the proposal from GTCR.

Accordingly, on June 7, 2011, the Global board of directors established the Special Committee and delegated to the Special Committee the full powers of the Global board of directors in all matters relating to the GTCR transaction, which included, among other things, (i) reviewing and evaluating the advisability of pursuing the GTCR proposal, including determining whether to take no action with respect to the GTCR proposal, (ii) negotiating with GTCR regarding the terms of the proposed transaction, and, in the event that the Special Committee determined to take action with respect to the GTCR proposal, (iii) overseeing the due diligence process with GTCR, including directing members of management involved in providing GTCR with access to Global’s management and to confidential information regarding Global’s business, assets, properties, liabilities and prospects, and (iv) pursuing any alternative or competing acquisition transaction on such terms and conditions and pursuant to such process as the Special Committee, in its sole discretion, considered to be appropriate and in the interests of the Shareholders.

The Special Committee, with the assistance of its independent financial advisor, Moelis, and its independent legal counsel, Milbank, evaluated and negotiated the GTCR transaction, including the terms and conditions of the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

Following these negotiations, the Special Committee unanimously determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Global and the unaffiliated Shareholders and recommended that the Global board of directors (i) declare the advisability of and approve and adopt in all respects the Merger Agreement, the Offer, the Merger and all other actions or matters necessary or appropriate to give effect to the foregoing, and (ii) authorize the execution and delivery of the Merger Agreement and the transactions contemplated thereby and all other actions or matters necessary or appropriate to give effect to the foregoing.

Expected Benefits of the Offer and the Merger.

The Offer and the Merger are expected to result in benefits to all Shareholders of Global, including the unaffiliated Shareholders. In the course of reaching its determination and making the recommendation described above, the Special Committee considered a number of factors and a substantial amount of information. The Special Committee held 14 telephonic and in-person committee meetings subsequent to June 20, 2011. In addition, between these meetings, there were additional informal discussions among members of the Special Committee and with the Special Committee’s legal and financial advisors.

The principal factors and benefits that the Special Committee believes support its conclusion are set forth below (where the following section discusses factors or changes that could potentially impact the financial performance or profitability of Global, or the price or trading range of the Shares, the discussion is intended to refer to the Special Committee’s consideration of the potential impact on the value of Shares held by the unaffiliated Shareholders of Global):

•

Financial Condition and Prospects of Global. The Special Committee considered a number of factors impacting the business, operations, prospects, business strategy, properties and assets of Global, including Global’s current and projected results of operations and its financial condition. For a discussion of the projected results of operations and financial conditions considered by the Special Committee, see “Item 8(c)(6) — Additional Information To Be Furnished — Other material information — Projected Financial Information”. With respect to Global’s historical performance, the Special Committee considered the historical share price performance of the Shares and a summary of management’s previous projected financial estimates. The Special Committee also discussed and deliberated at length with respect to both the expected benefits from continuing to execute Global’s business plan and strategy, as reflected in management’s projections provided to Parent and Moelis, as well as the potential risks and uncertainties of achieving the potential benefits from achieving the goals set out in the business plan relative to the certainty of the Offer Price to the unaffiliated Shareholders in the Offer and the Merger. Among the potential risks identified by the Special Committee were the differentiated business prospects and projections of the various business segments of Global, the shift from traditional media such as radio and television to mobile media, the uncertainty surrounding the ability to successfully develop and implement Global’s mobile strategy and the funding required to do so and the risk that technological developments could adversely impact Global’s business. Finally, the Special Committee considered the financial condition of the North American and United Kingdom economies, each of which is slowly emerging from a recession of extended duration, and the future economic environment in each geographic region that may continue to be less favorable than that of the period prior to the recession. In particular, the Special Committee considered the current and expected conditions in the global economy and in the radio advertising industry. Based on the stand-alone business plan and the risks associated with achieving such plan, the Special Committee believes that the Offer Price appropriately reflects the long-term value creation potential of Global’s business plan.

•

Strategic Alternatives. The Special Committee reviewed possible alternatives to the Offer and the Merger (including continuing with Global’s current business plan, pursuing alternative corporate restructuring transactions, or pursuing other potential purchasers) and the perceived risks and benefits of any such alternatives, including the timing and likelihood of consummating any such alternative. As a result of its review and considering a number of factors described herein, the Special Committee determined that the Offer and the Merger present a superior opportunity to any such known alternatives. In evaluating the possibility of continuing Global’s business and the GTCR proposal, the Special Committee believes that management’s projections were reasonable, subject to the underlying assumptions regarding the nature of the financial projections as described in “Item 8(c)(6) — Additional Information To Be Furnished — Other material information — Projected Financial Information”.

•

Historical Trading Prices; Premium to Market Price. The Special Committee considered the historical and prospective operating environment and financial performance of Global, including the existing cash flow, liquidity and financial flexibility of Global should it continue to execute its business plan and strategy (and the potential risks and uncertainties of achieving the potential benefits from achieving the goals set out in the business plan) and the ability and funding required for Global to pursue growth opportunities. The Special Committee considered the relationship of the Offer Price to the historical and projected market prices of the Shares on NASDAQ. In this regard, the Special Committee observed that the Offer Price represents (i) approximately a 20% premium over the closing price of the Shares on NASDAQ on Tuesday, August 2, 2011, the day before Global issued a press release announcing that Global had entered into a definitive Merger Agreement to be acquired by Purchaser, (ii) a premium of

22.7% over the 60-day volume-weighted average closing price of $11.41, and (iii) a premium to the highest reported trading price since Global’s IPO in 2006. The Special Committee also believed that, as of August 2, 2011, the Offer Price represented the highest per share consideration reasonably obtainable from GTCR.

•	Financing. The Special Committee considered the likelihood that the Offer and the Merger would be completed based on, among other things:

•	the absence of a financing condition or any condition requiring third party consents;

•	the financing commitments received by Parent from Fund X/A AIV in connection with the Offer and the Merger;

•	the fact that Fund X/A AIV delivered the Guaranty;

•	the financial strength of Fund X/A AIV and its affiliates; and

•	the fact that the Merger Agreement permits Global to seek specific performance of the obligations to complete the transaction.

Moreover, the Special Committee considered the fact that the financial strength of Fund X/A AIV contributes to the certainty of closing and the certainty that all tendering Shareholders will receive the all-cash consideration of the Offer Price without significant delays.

•

Certainty of Value of Offer Price. The Special Committee considered the form of consideration to be paid to Shareholders in the Offer and the Merger and the certainty of value of such cash consideration.

•

Timing of Completion. The Special Committee considered the fact that the transaction is structured as a tender offer and a second-step merger, which can often be completed more promptly than would have been the case with a one-step merger, meaning that all Shareholders can receive the Offer Price for their Shares more promptly.

•

Opinion of Moelis. The Special Committee considered the “Fairness Opinion” of Moelis delivered to the Special Committee on August 2, 2011, which states that, as of such date and based upon and subject to the qualifications, limitations and assumptions set forth therein, the $14.00 per Share in cash to be received by Shareholders in the Offer and the Merger is fair, from a financial point of view, to Shareholders, other than Mr. Yde and Global’s executive management team.

•

Majority of the Minority Condition. The Special Committee considered the fact that the Offer is conditioned on the tender of a majority of the Shares held by persons other than Global’s executive officers, and that such condition may not be waived without the written consent of Global as approved by the Special Committee. The Special Committee considered this provision an important protection in connection with the transaction. The Special Committee believes the satisfaction of this condition will affirm the determination by the Special Committee that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of Global and the unaffiliated Shareholders.

•

Likelihood of Closing. The Special Committee considered that the transaction is likely to be completed if a sufficient number of Shares are tendered in the Offer based on (i) the lack of any significant antitrust or other regulatory impediments, (ii) the fact that the transaction is not conditioned on the receipt of any third party consents, (iii) the limited number of conditions to the Offer and Merger, (iv) the fact that Parent and Purchaser have obtained the Commitment Letter, and Global in turn has received the Guaranty, from Fund X/A AIV, (v) GTCR’s extensive prior experience in completing acquisitions of other companies, and (vi) the fact that the obligation to complete the Merger is essentially unconditional if the Offer is completed.

•	Terms of the Merger Agreement. The Special Committee reviewed, considered and discussed with Global’s management and outside advisors the terms and conditions of the Merger Agreement. The

Special Committee believed that the provisions of the Merger Agreement were in the best interests of Global and the unaffiliated Shareholders. In particular:

•

No Financing Condition. The Special Committee considered the representation and covenant of Parent and Purchaser that the parties will have available sufficient cash and other financial resources to satisfy their obligations to cause Purchaser to purchase and pay for Shares pursuant to the Offer and to cause the Surviving Corporation to pay the aggregate merger consideration, and the fact that the Offer is not subject to a financing condition.

•

Guaranty of GTCR Fund X/A AIV LP. The Special Committee considered the fact that Fund X/A AIV and its affiliates have access to committed capital in an amount in excess of $3 billion, and that Fund X/A AIV has guaranteed the obligations of Parent and Purchaser.

•

Go-Shop Period. The Special Committee considered the fact that the Merger Agreement provides Global with the ability to conduct a reasonable market check process following the announcement of the transaction, including, specifically, the following:

•

The Special Committee has the right to conduct a “go-shop” process for 42 days from the date of the Merger Agreement to actively solicit alternative acquisition proposals, if available, and to continue negotiations with a qualifying third party for up to an additional 18 days thereafter.

•	The Offer cannot expire prior to the expiration of the “go-shop” period or any permitted extension thereof.

•

If Global determines to enter into an alternative transaction agreement with certain parties who make written Competing Proposals during the “go-shop” period or a permitted extension thereof (such party, an “Exempted Person”), the termination fee associated with taking any such action is 50% less than the termination fee associated with other Global termination rights, and is inclusive of expenses.

•

Parent and Purchaser only have a 48-hour period in which to respond if the board determines to accept a Superior Proposal (as defined in the Merger Agreement) and are required to submit a Superior Proposal relative to any Competing Proposal, which the Special Committee believes will not have a significant chilling effect on the emergence of Competing Proposals.

•

Termination Right to Accept Superior Proposals. The Special Committee also considered the fact that the Merger Agreement provides that in addition to the “go-shop” period, at any time after such period expires but prior to such time as the Purchaser accepts the Shares tendered and not properly withdrawn, if the Special Committee receives a Competing Proposal from a party other than an Exempted Person that in the good faith determination of the Special Committee constitutes or would reasonably be expected to lead to a Superior Proposal and the Special Committee determines in good faith, after consultation with legal counsel, that failure to take such action would reasonably be expected to constitute a breach of the Global directors’ fiduciary duties under applicable law, pursuant to the terms and conditions of the Merger Agreement, the Global board of directors can terminate the Merger Agreement to concurrently enter into an agreement with respect to that Superior Proposal. The Special Committee also considered the fact that there is no additional expense reimbursement payable except to the extent of the fixed termination fee.

•

Change in Recommendation. The Special Committee considered the fact that, on the terms and subject to the conditions set forth in the Merger Agreement, the Global board of directors may withdraw or modify its recommendation in response to a Superior Proposal if it determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law.

•

Extension of Offer Period. The Special Committee considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, certain subsequent expiration dates, which would increase the likelihood that the Offer could be consummated.

•

Top-Up Option. Under certain circumstances, Purchaser may exercise an irrevocable option (the “Top-Up Option”), which allows Purchaser to purchase at a price per Share equal to the Offer Price an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned of record by the Purchaser at the time of such exercise, would constitute one Share more than 90% of the Shares then outstanding, which would permit Purchaser to close the Merger (as a “short form” merger under Nevada law) more quickly than alternative structures.

•

Short Form Merger. The Special Committee took into account that the Merger Agreement grants Parent the right, if the Offer is successful, to purchase, under certain circumstances, enough authorized but unissued Shares to achieve the 90% threshold required to effect a “short form” merger to acquire the remaining equity of Global pursuant to Section 92A.180 of the NRS, without additional approval of the Shareholders.

•	Arm’s Length Negotiation. The Merger Agreement has customary terms and was the product of arm’s-length negotiations.

Potentially Negative Factors.

The Special Committee also considered potential risks associated with the Offer and the Merger in connection with its evaluation of the fairness of the proposed transaction, including:

•

No Pre-Market Check. The Special Committee took into consideration the fact that Global entered into the transaction with Parent and Purchaser before actively seeking offers from other potential purchasers.

•

Minimum Condition. The Special Committee considered the risk that the minimum tender condition of approval by a majority of the unaffiliated Shareholders in the Offer may not be satisfied and that such minimum tender condition is a higher threshold than the approval percentage that would be required by Nevada law if the transaction was structured as a one-step merger (i.e., a majority of the voting power of the outstanding Shares).

•

Purchaser is a Newly Formed Entity. The Special Committee considered the fact that Global is entering into the Merger Agreement with a newly formed entity and, accordingly, that its remedy in connection with a breach of the Merger Agreement by Purchaser, even a breach that is deliberate or willful, is limited to a maximum amount of $285 million, the amount guaranteed under the Guaranty.

•

Continuing Management. The Special Committee considered the fact that Mr. Yde has entered, and other members of management may enter, into certain agreements, arrangements or understandings with Parent, Purchaser or certain affiliates of Parent and Purchaser regarding employment with, or the right to invest or participate in the equity of, the Surviving Corporation or Parent or any of its subsidiaries. See — “Item 3 — Past Contacts, Transactions, Negotiations And Agreements”.

•

Termination by Parent. The Special Committee considered the risk that Parent may terminate the Merger Agreement and not complete the Offer in certain limited circumstances, including, subject to certain conditions, if there is a Company Material Adverse Effect (as defined in the Merger Agreement), or if Global does not perform its obligations under the Merger Agreement in all material respects.

•	Termination Fee. The Special Committee reviewed and discussed the termination fees that could become payable by Global pursuant to the Merger Agreement under certain circumstances, including as a result of the “go-shop” process. The Special Committee considered Parent’s insistence as a condition to the Offer that Global would be obligated to pay the higher termination fee under certain circumstances and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions. The Merger Agreement requires Global to pay (i) a termination fee of $4,143,455 (equal to approximately 1.5% of the aggregate equity value of the transaction) if Global terminates the Merger Agreement to enter into an agreement with respect to a Superior Proposal either prior to the expiration of the “go-shop” period or with an Exempted Person (as defined in the Merger Agreement), and (ii) a termination fee of $8,286,910 (equal to approximately 3.0% of the aggregate equity value of the transaction) if (a) Global terminates the Merger Agreement to enter into an agreement with respect to a Superior Proposal after the “go-shop” period terminates or (b) such alternative transaction is with a party that is not an Exempted Person. The Special Committee believes that such a two-tiered termination fee structure is customary and reasonable and will not deter any interested third party from making a Superior Proposal or inhibit the Global board of directors from approving a Superior Proposal if such were available.

•

Pre-Closing Covenants. The Special Committee considered that, under the terms of the Merger Agreement, Global has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that Global will not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Special Committee further considered that these terms may limit the ability of Global to pursue or undertake business opportunities that could arise prior to the consummation of the Offer and the Merger.

•

Loss of Ability to Participate in the Future Growth of Global. The Special Committee considered the fact that Shareholders who tender their Shares (or whose Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of Global and will not benefit from any future appreciation in the value of Global. Likewise, if the Merger is completed, Shareholders will not bear the risks associated with a decrease in the value of Global.

•

Failure to Close. The Special Committee considered the risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

•

the market price of the Shares, which could be affected by many factors, including (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting Global, (ii) the possibility that the marketplace would consider Global to be an unattractive acquisition candidate, and (iii) the possible sale of Shares by short-term investors following the announcement of termination of the Merger Agreement;

•	Global’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment;

•	the ability to attract and retain key personnel; and

•	relationships with customers, suppliers, vendors, purchasing agents and other business partners of Global.

•

Tax Treatment. The Special Committee considered that the consideration to be received by the holders of Shares in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

•

Regulatory Approval and Third Party Consents. The Special Committee considered the regulatory approvals and third party consents that may be required to consummate the Offer and the prospects for receiving any such approvals and consents.

•

Lack of Dissenter’s Rights. The Special Committee considered that under Nevada law, Shareholders who do not tender Shares, or who tender but then withdraw Shares, may not exercise statutory dissenter’s rights for a judicial determination of the “fair value” of their Shares, provided that at the

Effective Time, Global’s shares remain listed on the NASDAQ Global Market. See —“Item 8(c)(2) — Additional Information To Be Furnished — Other material information — Dissenter’s Rights”.

Other Factors

In addition to the above, the Special Committee also considered the following factors:

•	Conflicts of Interest. The Special Committee considered the conflicts of interest of certain Global officers and directors. See — “Item 3 — Past Contacts, Transactions, Negotiations And Agreements”.

•

Going Concern Valuation. While the Special Committee did not establish a specific going concern value of Global, the Special Committee believed that Moelis’ valuation methodologies represented potential valuations of Global as it continues to operate its business, and, to that extent, the Special Committee collectively characterized such analyses as forms of going concern valuations. The Special Committee considered these analyses in the context of the other financial analyses performed by Moelis in the preparation of its opinion, and, in that regard, such analyses factored into the Special Committee’s fairness determination.

•

Liquidation Valuation; Net Book Value; Other Factors Not Considered. The Special Committee did not consider the liquidation value of Global, because the Special Committee considered Global to be a viable, going concern with its value derived from cash flows from its continuing operations rather than from its assets. Moreover, the Special Committee did not consider net book value, which is an accounting concept, because it believes that net book value does not present a meaningful valuation for Global and its business since Global’s value is derived from cash flows generated by continuing operations. In addition, the Special Committee did not consider firm offers made by unaffiliated persons during the last two years to acquire all or a substantial part of Global by merger, asset sale, acquisition of a controlling block of securities or otherwise, as no such firm offers were made during the last two years to the knowledge of the Special Committee.

Procedural Fairness

The Special Committee considered the following material factors in concluding that the transaction is procedurally fair to the unaffiliated Shareholders:

•

Special Committee Authority. The Special Committee had the exclusive authority to negotiate the terms of the transaction on behalf of Global, had no obligation to recommend the approval of the transaction and had the power to reject the proposed transaction on behalf of Global. The Special Committee met telephonically or in person 14 times and retained and received advice from its independent financial advisor, Moelis, and its independent legal counsel, Milbank. The Special Committee held arm’s-length discussions, with the assistance of Moelis and Milbank, with representatives of Parent and Purchaser regarding the valuation of the Shares, the Offer Price and other terms of the Offer and the Merger.

•

Interests of the Special Committee. The Special Committee is comprised of three independent Global directors who are not employees of Global or any of its affiliates. Other than the receipt of fees payable to members of the Global board of directors and reimbursement of expenses, none of which are contingent upon the consummation of the transaction or the Special Committee’s recommendation of the transaction, and their indemnification and liability insurance rights under the Merger Agreement, members of the Special Committee do not have an interest in the transaction different from that of Shareholders generally.

•

Majority of the Minority Condition. The Special Committee insisted that the Offer be subject to the Majority of the Minority Condition, a condition that can only be waived by the Global board of directors with the prior recommendation of the Special Committee. By virtue of this condition, the unaffiliated Shareholders have the authority to decide, by choosing whether or not to tender their Shares, whether the Offer should be completed.

The Special Committee based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to unaffiliated Shareholders outweigh the negative considerations. The Special Committee determined that the Offer and the Merger represent the best reasonably available alternative to maximize shareholder value with the least risk of non-completion.

This discussion of the information and factors considered by the Special Committee includes the material positive and negative factors considered by the Special Committee, but is not intended to be exhaustive and may not include all of the factors considered by the Special Committee. The Special Committee did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the interests of Global and the unaffiliated Shareholders. Rather, the Special Committee conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Global management and Global’s outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the Special Committee may have given different weight to different factors. It should be noted that this explanation of the reasoning of the Special Committee and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in “Item 8(c)(11) — Additional Information To Be Furnished — Other material information — Forward-Looking Statements”.

The Global Board of Directors

The Global board of directors met on August 1, 2011 and subsequently on August 2, 2011 to consider the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

On the basis of the Special Committee’s recommendations and the other factors described below, the Global board of directors, among other things, (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger on the terms and subject to the conditions set forth therein, are fair to and in the best interests of Global and its Shareholders (including the unaffiliated Shareholders), (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) authorized and approved the Top-Up Option and the issuance of newly issued Shares pursuant to the exercise thereof in accordance with the terms of the Merger Agreement, and (iv) recommended that the Shareholders (including the unaffiliated Shareholders) accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent applicable, approve the Merger Agreement and the Merger.

In determining that the Offer, the Merger and the Merger Agreement are advisable and fair to, and in the interests of, Global and its Shareholders (including the unaffiliated Shareholders), the Global board of directors considered:

•	the unanimous determination and recommendation of the Special Committee; and

•

the factors considered by the Special Committee as described above under “— Reasons for the Recommendation of the Special Committee and the Board of Directors — The Special Committee” in this Item 4(b), including the positive factors and potential benefits of the Offer, the Merger and the Merger Agreement, the risks and potentially negative factors relating to the Offer, the Merger and the Merger Agreement and the factors relating to procedural safeguards, factors and analysis, which Global’s board of directors expressly adopts for purposes of its recommendation.

The foregoing discussion of information and factors considered by the Global board of directors is not intended to be exhaustive and may not include all of the factors considered by the Global board of directors. The Global board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the interests of Global and its Shareholders (including the unaffiliated Shareholders). Rather, the Global board of directors conducted an overall analysis of the factors described above and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the Global board of directors may have given different weight to different factors. It should be noted that this explanation of the reasoning of the Global board of directors and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in “Item 8(c)(11) — Additional Information To Be Furnished — Other material information — Forward-Looking Statements”.

(c)	Intent to Tender

Directors and Executive Officers

To Global’s knowledge, after making reasonable inquiry, Global has been advised that, except as set forth below, all of Global’s directors and executive officers intend to tender all of their Shares pursuant to the Offer. For a discussion regarding the decision of Global’s board of directors with respect to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, see “Solicitation/Recommendation” and “Reasons for the Recommendation” in this Item 4.

Contribution, Non-Tender and Support Agreement

As a condition to and inducement of Parent’s, U.S. Parent’s and Purchaser’s willingness to enter into this Agreement, simultaneously with the execution of the Merger Agreement, Mr. Yde entered into the Contribution Agreement pursuant to which Mr. Yde, among other things, agreed not to tender Shares beneficially owned by him and identified in the Contribution Agreement in the Offer and to contribute certain of his Shares to Parent prior to the Effective Time in exchange for the consideration set forth in the Contribution Agreement. The Shares that Mr. Yde does not contribute to Parent will be converted into the right to receive the Offer Price in the Merger. For a discussion regarding the Contribution Agreement, see “Item 3(d)(2) — Past Contacts, Transactions, Negotiations And Agreements — Arrangements with Parent and Purchaser — Contribution, Non-Tender and Support Agreement”. A copy of the Contribution Agreement is filed as Exhibit (e)(1) and is incorporated herein by reference.

Item 5.	Persons/Assets Retained, Employed, Compensated Or Used.

(a)	Opinion of the Financial Advisor to the Special Committee

At the meeting of the Special Committee on August 2, 2011, Moelis delivered its oral opinion, which was later confirmed in writing, that based upon and subject to the conditions and limitations set forth in its written opinion, as of August 2, 2011, the $14.00 per Share (for purposes of this Item 5(a), such consideration, the “Consideration”) to be received by Shareholders in the Offer and the Merger (together, for purposes of this Item 5(a), the “Transaction”) is fair, from a financial point of view, to such holders, other than Mr. Yde and the executive management team (together with their respective affiliates, the “Excluded Persons”).

The full text of Moelis’ written opinion dated August 2, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. Shareholders are urged to read Moelis’ written opinion carefully and in its entirety. The following summary describes the material analyses underlying Moelis’ opinion, but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion. Moelis’ opinion is directed to the Special Committee and is limited solely to the fairness of the Consideration from a financial point of view as of the date of the opinion to be received by the Shareholders other than the Excluded Persons in the Transaction. Moelis’ opinion does not address Global’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Global and does not constitute a recommendation as to whether or not any Shareholder should tender such stock in connection with the Offer or as to how any Shareholder should vote with respect to the Merger or any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information relating to Global that Moelis deemed relevant;

•	reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of Global furnished to Moelis by Global;

•	conducted discussions with members of senior management and representatives of Global concerning the matters described in the foregoing, as well as the business and prospects of Global generally;

•	reviewed publicly available financial and stock market data for Global and compared them with those of certain other companies that Moelis deemed relevant;

•	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that Moelis deemed relevant;

•	reviewed a draft of the Merger Agreement, dated August 1, 2011;

•	participated in certain discussions and negotiations among representatives of Global and Parent and their financial and legal advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, Moelis did not assume any responsibility for independent verification of any of the information supplied to, discussed with or reviewed by Moelis for the purpose of its opinion and has, with the consent of the Special Committee, relied on such information being complete and accurate in all material respects. In addition, at the direction of the Special Committee, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Global, nor was Moelis furnished with any such evaluation or appraisal. With respect to the forecasted financial information referred to above, Moelis assumed, at the direction of the Special Committee, that such financial information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Global as to the future performance of Global.

Moelis’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date hereof. Moelis assumed, with the consent of the Special Committee, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction would be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on Global or Parent or U.S. Parent (together, for purposes of this Item 5(a), the “Acquiror”) or on the expected benefits of the Transaction.

Financial Analyses

The following is a summary of the material financial analyses presented by Moelis to the Special Committee at its meeting held on July 28, 2011, in connection with the delivery of its oral opinion and written opinion on August 2, 2011.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

Selected Publicly Traded Companies Analysis

Moelis compared selected financial metrics of Global with similar data for 15 publicly traded companies listed below. Moelis selected companies in the international broadcast and radio industries with operations that for purposes of analysis are comparable in certain respects to the operations of Global. The companies whose operations were primarily in the international broadcast industry were referred to as “International Broadcasters” and the companies whose operations were primarily in the radio industry within the United States were referred to as “Radio – U.S.” For each of the selected companies and Global, Moelis calculated various multiples and statistics, including:

•

the ratio of enterprise value (which is the market value of common equity plus the book value of debt and minority interest less cash and the value of unconsolidated assets) to projected revenue and projected EBITDA for calendar years 2011 and 2012;

•	the projected revenue growth between calendar years 2010 and 2012; and

•	the projected EBITDA margin for calendar years 2011 and 2012.

The calculations for the selected public companies identified below were based on closing trading prices on July 27, 2011, publicly available information and consensus estimates for 2011 and 2012 from Capital IQ, a provider of financial market data.

The following table summarizes the above multiples and margins for the selected companies and Global:

	Enterprise Value/ Revenue		Enterprise Value/ EBITDA		Revenue Growth (%)	EBITDA Margin (%)
	CY+1 (2011)	CY+2 (2012)	CY+1 (2011)	CY+2 (2012)	CY (2010-12)	CY+1 (2011)	CY+2 (2012)
International Broadcasters
Astral Media Inc.	2.52x	2.43x	8.1x	7.6x	8.9	31.0	31.9
Corus Entertainment Inc.	2.81x	2.70x	7.9x	7.6x	6.2	35.5	35.4
Southern Cross Media Group(1)	2.77x	2.33x	8.6x	7.1x	13.3	32.1	32.8
APN News & Media Ltd.	1.45x	1.38x	6.7x	6.2x	12.1	21.6	22.4
Prime Media Group Limited	1.53x	1.48x	6.6x	6.3x	14.5	23.1	23.3
UTV Media plc	1.64x	1.58x	6.9x	6.5x	5.1	23.6	24.2
Mean	2.12x	1.98x	7.5x	6.9x	10.0	27.8	28.3
Median	2.08x	1.95x	7.4x	6.8x	10.5	27.3	28.1

Radio – U.S.
CC Media Holdings, Inc.(2)	3.26x	3.23x	11.1x	10.5x	1.5	29.3	30.8
Entercom Communications Corp.	2.39x	2.27x	8.8x	7.7x	3.5	27.2	29.5
Cumulus Media Inc.(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Radio One Inc.	1.93x	1.63x	7.2x	5.9x	24.3	26.7	27.6
Emmis Communications Corp.	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Salem Communications Corp.	1.67x	1.51x	6.7x	6.1x	9.1	24.8	24.7
Westwood One Inc.	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Saga Communications Inc.	1.74x	1.66x	6.7x	6.1x	3.0	25.8	27.1
Beasley Broadcast Group Inc.	N/A	N/A	8.2x	N/A	N/A	N/A	N/A
Mean	2.20x	2.06x	8.1x	7.3x	8.3	26.8	27.9
Median	1.93x	1.66x	7.7x	6.1x	3.5	26.7	27.6
Overall Mean	2.16x	2.02x	7.8x	7.1x	9.2	27.3	28.1
Overall Median	1.93x	1.66x	7.6x	6.5x	8.9	26.7	27.6

(1)	Adjusted for Austereo transaction
(2)	Adjusted for $750 million private placement of senior guaranteed notes
(3)	Adjusted for $610 million private placement of senior notes

Based on the foregoing, Moelis applied multiple ranges of 9.0x to 11.0x to Global’s estimated EBITDA, adjusted to exclude stock-based compensation, or adjusted EBITDA, for the calendar year ended 2011. Based on the foregoing, Moelis calculated a reference range of equity value per Share of $11.65 to $13.80.

Selected Transactions Analysis

Moelis compared selected financial and transaction metrics of Global and the Transaction with similar data of relevant transactions in the international broadcast and radio industries.

For each of the selected transactions, Moelis calculated valuation multiples based on information that was publicly available, focusing on the ratios of enterprise value to EBITDA and enterprise value to revenue for the identified target company for the last reported last twelve month period (“LTM”) as of the announcement date of the transaction.

Implied Transaction Enterprise Value/
Date Announced	Acquiror	Target	LTM Revenue	LTM EBITDA
04/29/11	Clear Channel Broadcasting	SmartRoute Systems and Metro Networks & TLAC	N/A	N/A

01/31/11	Southern Cross Media Group	Austereo Group	3.3x	9.2x

01/31/11	Cumulus Media	Cumulus Media Partners	3.9x	9.6x

01/19/11	Hubbard Broadcasting	Bonneville Intl Corp Radio Stations	N/A	N/A

12/17/10	Cumulus Media	Citadel Broadcasting	3.3x	9.7x

03/01/10	MSD, Oaktree	GAP Radio Broadcasting	N/A	11.4x

Mean			3.5x	10.0x
Median			3.3x	9.7x

Based on the foregoing selected transactions analysis, Moelis selected a range of 10.0x – 13.0x for enterprise value as a multiple of estimated fiscal year 2011 adjusted EBITDA and derived a valuation range for Global of $11.90 to $14.90 per Share.

Discounted Cash Flow Analysis

Moelis performed a discounted cash flow analysis of Global using projections and financial estimates prepared by Global’s management. Moelis calculated a range of implied present values by taking the sum of (i) the forecasted stand-alone, unlevered, after-tax free cash flows (excluding any add back for non-cash stock based compensation expense) from July 1, 2011 through the fiscal year ending June 30, 2016, discounted to June 30, 2011 using discount rates (based on the estimated weighted average cost of capital of Global) ranging from 12.5% to 14.5% (with the exception of Global’s mobile segment, which was discounted at a 25% discount rate to account for additional early-stage venture risk), and (ii) the terminal value of Global, based on perpetuity growth rates ranging from 3.5% to 4.5%, discounted to June 30, 2011 using discount rates (based on the estimated weighted average cost of capital of Global) ranging from 12.5% to 14.5% (with the exception of Global’s mobile segment, which was discounted at a 25% discount rate to account for additional early-stage venture risk).

Based on the foregoing, Moelis calculated a reference range of equity values per Share for the shares of $12.60 to $16.10.

Other Considerations

Moelis reviewed the historical trading prices for the Shares and analyzed the Consideration to be received by the Shareholders pursuant to the Merger Agreement in relation to the closing price of Shares on July 27, 2011 (i.e., one day prior to the day of the meeting of the Special Committee), the 30-day volume weighted average price of the Shares for the period ending July 27, 2011, the 60-day volume weighted average price of the Shares for the period ending July 27, 2011 and the 90-day volume weighted average price of the Shares for the period ending July 27, 2011.

This analysis indicated that the Consideration to be paid to the holders of Shares in connection with the Transaction represented premiums of 22.0%, 17.9%, 23.1% and 19.7%, respectively, based on the closing price of the Shares on July 27, 2011, the 30-day volume weighted average price of the Shares for the period ending July 27, 2011, the 60-day volume weighted average price of the Shares for the period ending July 27, 2011 and the 90-day volume weighted average price of the Shares for the period ending July 27, 2011.

In addition, Moelis also analyzed the historical trading range of Global. This analysis indicated that the $14.00 transaction price is above the all-time high closing price for the Shares of $13.65.

Moelis also reviewed a number of acquisition transactions completed since January 1, 2008 with transaction values between approximately $100 million and approximately $1 billion in which all of the outstanding equity of the target company was acquired (excluding target companies that operated in the financial, energy, real estate or government sectors). Moelis determined the premium paid by the buyer in those transactions by examining the per share offer price initially announced in each such transaction relative to the closing price of the target company’s equity securities one day, one week and one month prior to the date each such transaction was announced. The median share price premium paid for those transactions was 33.3%, 37.6% and 40.6%, respectively, based on the closing price of the target company’s equity securities one day prior, one week prior and one month prior to the announcement date. When the sample transactions were narrowed to only include leveraged buyouts, the median share price premium was 23.8%, 27.2% and 29.3%, respectively, based on the closing price of the target company’s equity securities one day prior, one week prior and one month prior to the announcement date.

General

The summary set forth above does not purport to be a complete description of the analyses performed and factors considered by Moelis in arriving at its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations and subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis believes, on the basis of its experience and professional judgment, that the totality of the factors considered and analyses it performed in connection with its opinion supports its determination as to the fairness from a financial point of view as of the date of its opinion of the Consideration to be received by the Shareholders other than the Excluded Persons.

No company or transaction used in the analyses described above for purposes of comparison is directly comparable to Global, Parent or the Transaction. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Global, nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

The Consideration was determined through arm’s-length negotiations between Global and Parent and was approved by the Global board of directors. Moelis provided advice to the Special Committee during these negotiations. Moelis did not, however, recommend any specific amount of consideration to the Special Committee, or that any specific amount or type of consideration constituted the only appropriate consideration for the Transaction.

Moelis’ opinion was prepared for the use and benefit of the Special Committee in its evaluation of the Transaction. With Moelis’ consent and at the request of the Special Committee, the Global board of directors was permitted to rely on Moelis’ opinion. Moelis was not asked to address, and its opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Global, other than Shareholders except for the Excluded Persons. In addition, Moelis’ opinion does not express any opinion as to the fairness of the amount or nature of any compensation to be received by any of Global’s officers, directors or employees, or any class of such persons, relative to the Consideration. At the direction of the Special Committee, Moelis was not asked to, nor did it, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. In rendering its opinion, Moelis assumed, with the consent of the Special Committee, that the final executed form of the Merger Agreement would not differ in any material respect from the draft that Moelis examined, and that Parent and Global would comply with all the material terms of the Merger Agreement. Moelis was not authorized to and did not solicit indications of interest in a possible transaction with Global from any party prior to the announcement of the transaction.

Moelis acted as financial advisor to Global in connection with the Transaction and will receive a fee of approximately $1,250,000 for its services, of which $500,00 was paid upon delivery of its opinion and of which $750,000 is contingent upon the consummation of the Transaction. In addition, Global has agreed to indemnify Moelis for certain liabilities arising out of its engagement. In the ordinary course of business, Moelis’ affiliates may trade securities of Global for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. In the past two years, Moelis has provided investment banking and other services to affiliates of GTCR. Such services during such period have included providing financial advisory services to an affiliate of GTCR in connection with a restructuring, for which Moelis received customary compensation. In connection with the above described matters, GTCR and its affiliates have paid fees to Moelis of approximately twice the amount of the fees being paid to Moelis in connection with the Transaction. In addition, since Moelis’ engagement by Global, Moelis was engaged by an affiliate of GTCR to provide financial advisory services in connection with a potential acquisition of a public company, for which it will be entitled to receive customary compensation. Finally, Moelis may be currently providing or seeking to provide, and may in the future provide, investment banking and other services to GTCR and/or its affiliates and may receive compensation for the rendering of such services.

The Special Committee selected Moelis as its financial advisor in connection with the Transaction because Moelis has substantial experience in similar transactions. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings and valuations for corporate and other purposes.

Item 6.	Interest In Securities Of The Subject Company.

No transactions in Shares have been effected during the past 60 days by Global or, to the knowledge of Global, any current executive officer, director, affiliate or subsidiary of Global, other than Shares received as compensation in the ordinary course of business in connection with Global’s employee benefit plans and payroll contributions to Global’s 401(k) plan, except as follows:

(i)	On July 6, 2011, Gary Worobow was granted (a) 10,000 Company Options with an exercise price of $11.90 (the closing price of Global common stock that day), with the exercise subject to vesting in equal annual installments over a three year period from the grant date, and (b) 10,000 Restricted Shares, vesting in equal annual installments over a three year period from the grant date.

(ii)	On July 6, 2011, B. William Pezzimenti was granted 30,000 Company Options with an exercise price of $11.90 (the closing price of Global common stock that day), with the exercise subject to vesting in equal annual installments over a three year period from the grant date.

Item 7.	Purposes Of The Transaction And Plans Or Proposals.

Pursuant to the “go-shop” provisions of the Merger Agreement, the Special Committee has the right to conduct a “go-shop” process for 42 days from the date of the Merger Agreement to actively solicit alternative acquisition proposals, if available, and, to continue negotiations with a qualifying third party for up to an additional 18 days thereafter. Any such solicitations could result in discussions and negotiations with qualifying third parties, any of which could result in (i) a tender offer or other acquisition of Global’s securities by Global, any subsidiary of Global or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Global or any subsidiary of Global, (iii) any purchase, sale or transfer of a material amount of assets by Global or any subsidiary of Global, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Global. Except as set forth above, there are no transactions, resolutions of the Global board of directors, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

Item 8.	Additional Information To Be Furnished.

(b)	Golden parachute information

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger, assuming the Merger occurred on August 8, 2011, the last practicable date prior to filing this Schedule 14d-9.

Name(1)	Cash ($)	Equity($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursements ($)	Other ($)	Total ($)
William L. Yde III	N/A	700,000	N/A	N/A	N/A	N/A	700,000
Scott E. Cody	N/A	1,508,490	N/A	N/A	N/A	N/A	1,508,490
B. William Pezzimenti	N/A	1,238,817	N/A	N/A	N/A	N/A	1,238,817
Gary Worobow	N/A	772,384	N/A	N/A	N/A	N/A	772,384

(1)	Global is party to an employment agreement with each of Messrs. Yde, Cody and Worobow, each of which provides for severance payments in the event of specified terminations of employment. Such severance payments are not conditioned upon the occurrence of a change in control of Global, and the employment agreements do not otherwise provide for enhanced benefits upon or following a change in control (other than the acceleration of equity awards upon a change in control, which are described herein). See — “Item 3(d)(1) — Past Contacts, Transactions, Negotiations And Agreements — Arrangements with Directors and Executive Officers of Global — Description of Employment Agreement with Executive Officers” for additional information relating to such employment agreements and the severance provisions thereunder. Concurrently with the execution of the Merger Agreement, Parent entered into a letter agreement with Mr. Yde, pursuant to which Parent and Mr. Yde confirmed their agreement to enter into a new employment agreement after the closing of the transactions contemplated by the Merger Agreement, which will supersede or replace Mr. Yde’s existing employment agreement with Global. Parent also expects to offer certain executive officers, including Messrs. Cody and Pezzimenti, new employment arrangements with the Surviving Corporation after the completion of the Offer and the Merger. See — “Item 3(d)(2) — Arrangements with Parent and Purchaser — Compensation Arrangements with Mr. Yde and Other Executive Officers and Key Employees” for additional information relating to such letter agreement and other potential new employment arrangements.
(2)	Consists of accelerated vesting of stock options and restricted shares, which will occur automatically without regard to whether the executive officer’s employment is terminated. The following table quantifies separately the value of the unvested options and restricted stock:

Name	Aggregate Spread Value of Unvested Stock Options	Aggregate Value of Unvested Restricted Shares
William L. Yde, III	N/A	$700,000
Scott E. Cody	$1,190,340	$318,150
B. William Pezzimenti	$515,493	$723,324
Gary L. Worobow	$259,060	$513,324

Narrative to Golden Parachute Compensation Table

As mentioned previously, the employment agreements of each of Messrs. Yde, Cody and Worobow provide for accelerated vesting of equity awards upon a change in control. In accordance with the Merger Agreement, upon the Merger, each stock option and restricted share will be cashed out on a fully vested basis (including, without limitation, those held by the named executive officers).

(c)	Other material information

(1)	Antitrust Compliance

Global has reviewed applicable antitrust or competition laws relevant to the Offer, the Restructuring Transactions (as defined in the Merger Agreement) and the Merger, including such laws in the United States, Australia, Canada and the United Kingdom. Although there can be no assurance that the Offer will not be challenged by a private party or governmental entity, based on a review of Global’s business, Parent and Purchaser believe that the Offer, the Restructuring Transactions and the Merger can be completed in compliance with all antitrust or competition laws and no filings will be required in connection with the Offer, the Restructuring Transactions or the Merger, other than as described below.

Australia. An acquirer is required by Australian government policy to notify the Foreign Investment Review Board (“FIRB”) of a proposed acquisition if, among other things, it involves the acquisition by a foreign corporation of another foreign corporation whose Australian subsidiaries or gross assets exceed certain monetary thresholds. FIRB will consider the proposed acquisition and make a recommendation to the Treasurer of Australia (the “Treasurer”). The Treasurer may make an order prohibiting the proposed acquisition if it is considered to be “contrary to the national interest”. The proposed acquisition may proceed if the Treasurer advises that he does not object to the proposed acquisition, or if a period of 40 days (or longer if extended prior to the expiration of that period) elapses from the date on which the acquirer lodged the notice. The receipt of the approval or consent of FIRB is a condition to the Offer

(2)	Dissenter’s Rights

Shareholders are not entitled to dissenter’s rights under Chapter 92A of the NRS or any other appraisal or similar rights in connection with the Offer, and, if the Shares remain listed or authorized for listing on the NASDAQ Global Market through the Effective Time, will not be entitled to dissenter’s rights under Chapter 92A of the NRS or any other appraisal or similar rights with respect to the Merger. Although Global understands that Parent and Purchaser do not intend to seek to delist the Shares from the NASDAQ Global Market or seek termination of registration of the Shares under the Securities Exchange Act of 1934 prior to the completion of the Merger, if following the Offer the Shares no longer meet the requirements for continued listing on the NASDAQ Global Markets, NASDAQ could seek to delist the Shares and cease trading of the Shares on the NASDAQ Global Market.

(3)	Takeover Statutes

Global is incorporated under the laws of the State of Nevada. Nevada’s corporate statutes include the “combinations with interested stockholders” statutes found in NRS 78.411 through 78.444, inclusive, and the “acquisition of controlling interest” statutes found in NRS 78.378 through 78.3793, inclusive (together, the “Nevada Takeover Provisions”), which impose restrictions upon and limitations in connection with various business combinations or stock acquisitions involving certain Nevada corporations. The foregoing description is not complete and is qualified in its entirety by reference to the specific provisions of the Nevada Takeover Provisions. Global has informed Parent and Purchaser, and has represented and warranted to Parent and Purchaser in the Merger Agreement, that the Nevada Takeover Provisions are not applicable to Global and that no other similar state takeover statute is applicable to the Offer, the Restructuring Transactions, the exercise of the Top-Up Option, the Merger or any other transaction contemplated by the Merger Agreement.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

(4)	Top-Up Option

Subject to the terms of the Merger Agreement, Global has granted to Purchaser the Top-Up Option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase from Global an aggregate number of newly-issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned of record by Purchaser at the time of such exercise, shall constitute one share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares). The summary of the Top-Up Option in “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(5)	Short Form Merger

Subject to the terms of the Merger Agreement, if Purchaser holds at least 90% of the outstanding Shares after completion of the Offer, including any “subsequent offering period,” and/or the exercise of the Top-Up Option, Purchaser will merge with and into Global through a “short form” merger in accordance with Section 92A.180 of the NRS without prior notice to, or any action by, any other Shareholder of Global.

(6)	Projected Financial Information

Global’s senior management does not, as a matter of course, make public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, before entering into the Merger Agreement, representatives of Parent and Purchaser conducted a due diligence review of Global, and in connection with this review Parent and Purchaser received certain non-public information concerning Global, including certain forward-looking information concerning Global’s anticipated operating performance. In June 2011, Global’s management provided the Purchaser Group, comprised of the Purchaser, U.S. Parent, Parent and certain investment vehicles affiliated with Parent, a financial forecast through fiscal year 2016 (the “Projections”), which is summarized below. The Projections were also furnished to Moelis and relied upon by Moelis in connection with their financial analysis and Fairness Opinion, and Moelis assumed, at the direction of the Special Committee, that such Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Global as to the future performance of Global. Global has advised Parent and Purchaser of certain assumptions, risks and limitations relating to these projections, as described below, and that Global has not as a matter of course made public any projections as to future performance or earnings.

	(numbers in thousands)
	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015	FY 2016
Revenue(*)
Australia	$69,717	$78,089	$83,555	$89,404	$95,662	$101,401
Canada	15,009	19,679	24,598	30,010	36,012	43,215
U.K.	32,562	31,184	32,591	34,761	36,962	39,273

Alert	—	1,493	3,673	5,949	9,140	12,910
Corporate	—	—	—	—	—	—

Total	$117,288	$130,445	$144,417	$160,124	$177,776	$196,799
Adjusted Operating Income(*)(**)
Australia	$20,858	$23,277	$26,267	$29,124	$32,214	$34,749
Canada	179	3,525	5,901	9,073	12,268	15,547
U.K.	3,341	2,950	3,401	4,004	4,397	4,793

Alert	(1,168)	(999)	(511)	464	1,994	3,824
Corporate	(5,084)	(5,740)	(6,114)	(6,496)	(6,884)	(7,296)

Total	$18,126	$23,013	$28,943	$36,169	$43,989	$51,617
Net Operating Income	$12,172	$17,262	$23,781	$31,236	$38,866	$46,306
Net Income	$7,243	$11,728	$16,357	$22,364	$28,484	$31,030
Free Cash Flow(***)	$12,507	$17,719	$21,933	$27,883	$34,360	$37,274

(*)	Information provided on a by-geographic segment basis, consistent with Global’s past practice with respect to the presentation of Global’s revenue and adjusted operating income in the quarterly announcements of Global’s financial condition and results of operations.
(**)	Adjusted Operating Income means Global’s consolidated earnings before interest, taxes, depreciation, amortization, and other (income) expense. In addition, corporate overhead charged to the operating companies is excluded from Adjusted Operating Income and included in Corporate for purposes of this report. These calculations are measures that management uses in managing Global’s business. In connection with their financial analysis and Fairness Opinion, Moelis used Adjusted Operating Income, excluding stock-based compensation, to calculate “Adjusted EBITDA” as set forth in Moelis’ presentation.
(***)	Free Cash Flow is defined as net income plus depreciation and amortization and non-cash compensation less capital expenditures.

The Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. The Projections do not comply with generally accepted accounting principles. In addition, the Projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Projections were prepared by employees of Global without the assistance of any member of the

Purchaser Group or any of their affiliates. The summary of the Projections is not being included in this Schedule 14D-9 to influence any Shareholder’s decision whether to tender Shares in the Offer, but because this information was made available by Global to the Purchaser Group.

These Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Global. With respect to the assumptions, please note the following:

•

It was assumed that exchange rates will remain constant over the life of the Projections. Actual results in local currencies will be translated based on the prevailing exchange rate; Global does not hedge currencies; and actual exchange rates are expected to vary, and may vary considerably over the projection periods;

•	For FY 2012 through FY 2016:

•

Revenue growth was anticipated to grow in Australia in mid-single digits to reflect the anticipated deceleration of growth as the Australia market continues to mature. Fixed costs were expected to grow at a somewhat slower rate, allowing for increased Adjusted Operating Income and margin expansion.

•

Canada revenue is anticipated to grow at a rapid rate, which reflects both the historical growth pattern and the relative start-up nature of the market. Operating expenses are also anticipated to grow significantly, as more affiliates come on line and the payments to existing stations also increase. Canada revenue and expense are modeled after the trajectory of the Australia business historically, where significant increases in expenses led to significant revenue and Adjusted Operating Income increases.

•

The United Kingdom projections reflect the loss of the Highways Agency Traffic Radio contract effective August 31, 2011 and a subsequent smaller private version of the project, at significantly less Adjusted Operating Income. Some of the loss of Adjusted Operating Income is offset by expense reductions throughout the consolidated market. UK-Commercial, which consists of the advertising supported traffic and entertainment news business purchased from UBC Media plc in March 2009, is expected to grow in mid-single digits for the length of the projection, reflecting the maturity of its operations. Consistent with the significant variable cost model of UK-Commercial, there is little margin expansion and increases in Adjusted Operating Income come mainly from a percentage of revenue consistent with the first year projection.

•

Global Alert Networks projections were based on the assumption that the drivers of revenue (subscribers, alerts sent, sell-out, revenue per alert) would grow rapidly from a low starting point as the product became more widely adapted . In general, this model follows Global’s early experience in traffic reporting advertising sales, where low rates and sell-outs initially increased in future periods. The Global Alert Network has been designed primarily as a variable cost model once generating revenue, so the anticipated revenue increases lead to increases in royalties for traffic and weather content as well as software royalties. Sales expense, which historically in Australia and Canada has had a significant variable component, is expected to do so here as well. There are also significant ongoing subscriber acquisition costs, including anticipated costs to replace “churn”.

•	Corporate overhead (including non-cash compensation) is projected based on the current operations of the Company, rather than those of Purchaser.

Important factors that may affect actual results and results of Global’s operations, or could lead to the Projections not being achieved include, but are not limited to Global’s inability to compete successfully with current or future competitors within its industry; Global’s inability to retain members of its executive management or other key employees; the termination or impairment of Global’s relationships with key network affiliates; the termination or impairment of Global’s advertiser relationships; Global’s inability to manage its growth effectively; Global’s ability to expand successfully into additional international markets; the effect on Global’s financial performance of fluctuations in foreign currency exchange rates and results of any hedging transactions; the availability to Global of additional financing, if required; the occurrence of unforeseen litigation; and other factors that are more fully described in the “Risk Factors” section of Global’s Annual Report on Form 10-K for the year ended June 30, 2010, as filed with the SEC. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions, financial market conditions and conditions in the industries in which Global operates, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Global and its management. The Projections also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that any member of Global or any of their respective affiliates, advisors, officers, directors, partners, members or representatives considered or consider the Projections to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. Neither Global nor any of their respective affiliates, advisors, officers, directors, partners, members or representatives can give you any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date such Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither Global nor any of their respective affiliates intends to make publicly available an update or other revisions to the Projections. Neither Global nor any of their respective affiliates, advisors, officers, directors, partners, members or representatives has made or makes any representation to any Shareholder or other person regarding the ultimate performance of Global compared to the information contained in the Projections or that the Projections will be achieved. Global has made no representation to any member of the Purchaser Group or any of their respective affiliates concerning the Projections.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Global’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Global’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 are not applicable to any forward looking statements made in connection with the Offer.

Shareholders are cautioned not to place undue reliance on the Projections included in this Schedule 14D-9.

(7)	Section 14(f) Information Statement

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent after such time as Purchaser accepts the Shares tendered and not properly withdrawn, pursuant to the Merger Agreement, of certain persons to be appointed to the Global board of directors, other than at a meeting of the Shareholders as described in the Information Statement, and is incorporated herein by reference.

(8)	SEC Periodic Reports

For additional information regarding the business and financial results of Global, please see the following documents that have been filed by Global with the SEC, each of which is incorporated herein by reference:

•	Global’s Annual Report on Form 10-K for the year ended June 30, 2010 filed with the SEC on September 15, 2011; and

•	Global’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011, filed with the SEC on May 13, 2011.

(9)	Recent Financial Information (Unaudited)

The Company’s consolidated financial statements for the three months ended June 30, 2011 and the fiscal year ended June 30, 2011 are not yet available and our independent registered public accounting firm, BDO Audit (NSW-VIC) Pty Ltd., has not completed its audit of the consolidated financial statements for such periods. The Company’s expectations with respect to the unaudited results for the period discussed below are based upon management estimates. The estimates set forth below were prepared based upon a number of assumptions, estimates and business decisions that are inherently subject to significant business and economic conditions and competitive uncertainties and contingencies, many of which are beyond Global’s control. This summary is not meant to be a comprehensive statement of Global’s unaudited financial results for this period and Global’s actual results may differ from these estimates. Without limiting the foregoing, Global stresses that the tax provision and deferred tax calculation have not been fully reviewed by its independent auditors or its independent tax and U.S. GAAP consultants, and therefore are even more subject to change than other amounts in the below financial information. Balances most likely to be impacted by changes arising from the tax provision include, but are not limited to, income tax expense, net income, earnings per share, other comprehensive income, deferred taxes, income taxes payable and retained earnings.

GLOBAL TRAFFIC NETWORK, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands except share amounts)

	June 30, 2011	June 30, 2010
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$41,655	$19,564
Accounts receivable net of allowance for doubtful accounts of $191 and $69 at June 30, 2011 and June 30, 2010	27,508	18,790
Prepaids and other current assets	1,658	1,989
Deferred tax assets	387	239

Total current assets	71,208	40,582
Property and equipment, net	5,841	6,693
Intangible assets, net	11,245	13,013
Goodwill	4,572	4,257
Deferred tax assets	196	129
Other assets	213	414

Total assets	$93,275	$65,088

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable and accrued expenses	$18,835	$11,709
Deferred revenue	560	810
Income taxes payable	2,521	1,306

Total current liabilities	21,916	13,825
Deferred tax liabilities	3,618	2,747
Other liabilities	482	349

Total liabilities	26,016	16,921

Common stock, $.001 par value; 100,000,000 shares authorized; 19,050,172 and 18,409,834 shares issued and outstanding as of June 30, 2011 and 2010	19	18
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of June 30, 2011 and 2010	—	—
Additional paid in capital	54,821	51,391
Accumulated other comprehensive income	7,334	389
Retained earnings (accumulated deficit)	5,085	(3,631)

Total shareholders’ equity	67,259	48,167

Total liabilities and shareholders’ equity	$93,275	$65,088

GLOBAL TRAFFIC NETWORK, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands except share and per share amounts)

	Year Ended June 30,
	2011	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$117,401	$93,335	$60,337
Operating expenses (exclusive of depreciation and amortization expense shown separately below)	73,693	63,266	40,937
Selling, general and administrative expenses	25,414	21,038	15,615
Depreciation and amortization expense	5,975	5,326	2,547

Net operating income	12,319	3,705	1,238
Interest expense	—	15	39
Other income (including interest income of $1,318, $727 and $1,015 for the years ended June 30, 2011, 2010 and 2009)	(1,327)	(967)	(1,050)
Other expense	138	32	77

Net income before income taxes	13,508	4,625	2,172
Income tax expense	4,792	3,998	3,257

Net income (loss)	$8,716	$627	$(1,085)

Income (loss) per common share:
Basic	$0.48	$0.03	$(0.06)
Diluted	$0.46	$0.03	$(0.06)
Weighted average common shares outstanding:
Basic	18,344,388	18,115,530	18,065,671
Diluted	18,859,027	18,132,721	18,065,671

GLOBAL TRAFFIC NETWORK, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2011, 2010 and 2009

(Amounts in thousands except share amounts)

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Common Stock		Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Comprehensive (Loss) Income	Total
	Shares	Amount
Balance, June 30, 2008	18,156,133	$18	$49,015	$(3,173)	$2,866		$48,726

Net loss	—	—	—	(1,085)	—	(1,085)	(1,085)
Cashless exercise of stock options	8,701	—	(23)	—	—	—	(23)
Stock based compensation	100,000	—	1,154	—	—	—	1,154
Foreign currency translation adjustment	—	—	—	—	(1,468)	(1,468)	(1,468)

Comprehensive net loss	—	—	—	—	—	(2,553)	—

Balance, June 30, 2009	18,264,834	18	50,146	(4,258)	1,398		47,304

Net income	—	—	—	627	—	627	627
Stock based compensation	145,000	—	1,245	—	—	—	1,245
Foreign currency translation adjustment	—	—	—	—	(1,009)	(1,009)	(1,009)
Comprehensive net loss	—	—	—	—	—	(382)	—

Balance, June 30, 2010	18,409,834	18	51,391	(3,631)	389		48,167

Net income	—	—	—	8,716	—	8,716	8,716
Stock based compensation	177,725	—	1,675	—	—	—	1,675
Foreign currency translation adjustment	—	—	—	—	6,945	6,945	6,945
Exercise of warrants	301,782	1	1,790	—	—	—	1,791
Cashless exercise of warrants	34,097	—	—	—	—	—	—
Exercise of stock options	8,334	—	31	—	—	—	31
Cashless exercise of stock options	118,400	—	(66)	—	—	—	(66)
Comprehensive net income	—	—	—	—	—	$15,661	—

Balance, June 30, 2011	19,050,172	$19	$54,821	$5,085	$7,334		$67,259

GLOBAL TRAFFIC NETWORK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	(Unaudited)	(Unaudited)	(Unaudited)
	Year ended June 30,
	2011	2010	2009
Cash flows from operating activities:
Net income (loss)	$8,716	$627	$(1,085)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,975	5,326	2,547
Allowance for doubtful accounts	122	(81)	(142)
Non-cash compensation expense	1,675	1,245	1,154
Change in deferred taxes	562	(403)	(188)
Foreign currency translation income	—	(101)	—
Loss on disposal or writedown of assets	94	92	62
Changes in assets and liabilities (net of effects from acquisition of business):
Accounts receivable	(4,913)	(2,700)	(45)
Prepaid and other current assets and other assets	878	(481)	(817)
Accounts payable and accrued expenses and other liabilities	4,719	680	292
Deferred revenue	(405)	(391)	(69)
Income taxes payable	790	(714)	(735)

Net cash provided by operating activities	18,213	3,099	974

Cash flows from investing activities:
Purchase of property and equipment	(1,611)	(1,244)	(1,627)
Acquisition of business	—	(3,488)	(13,133)

Net cash used in investing activities	(1,611)	(4,732)	(14,760)

Cash flows from financing activities:
Repayment of long term debt	—	(414)	(377)
Proceeds from exercise of warrants	1,791	—	—
Proceeds from exercise of employee stock options	31	—	—

Net cash provided by (used in) financing activities	1,822	(414)	(377)
Effect of exchange rate changes on cash and cash equivalents	3,667	192	(1,959)

Net increase (decrease) in cash and cash equivalents	22,091	(1,855)	(16,122)
Cash and cash equivalents at beginning of fiscal year	19,564	21,419	37,541

Cash and cash equivalents at end of fiscal year	$41,655	$19,564	$21,419

Supplemental disclosures of cash flow information:
Cash paid during fiscal year for:
Interest	$—	$15	$39

Income taxes	$5,141	$5,133	$3,876

Global Traffic Network, Inc.

Income Statement Detail

(Unaudited)

(In thousands)

Three Months Ended June 30,

	2011 Australia	2011 Canada	2011 UK	2011 Alert*	2011 Corporate	2011 Total
Revenues	$20,015	$4,523	$8,960	$1	$—	$33,499
Operating expenses
Traffic	6,500	2,923	6,339	417	—	16,179
News	3,509	—	496	—	—	4,005
TV	313	—	—	—	—	313
Selling, G&A (exclusive of Corporate overhead and non-cash compensation)	3,492	1,181	1,207	34	—	5,914
Corporate overhead	470	—	90	—	469	1,029
Non-cash compensation	—	—	—	—	369	369
Depreciation/amortization	271	490	792	—	—	1,553

Net operating income (loss)	5,460	(71)	36	(450)	(838)	4,137

Interest expense	—	—	—	—	—	—
Other (income)	(406)	—	(4)	—	(1)	(411)
Other expense	—	12	—	—	87	99

Net income (loss) before taxes	5,866	(83)	40	(450)	(924)	4,449
Income tax expense (benefit)	1,764	—	18	—	(1,153)	629
Net income (loss)	$4,102	$(83)	$22	$(450)	$229	$3,820

	2010 Australia	2010 Canada	2010 UK	2010 Alert*	2010 Corporate	2010 Total
Revenues	$14,224	$2,977	$6,040	$—	$—	$23,241
Operating expenses
Traffic	5,208	2,561	4,763	140	—	12,672
News	2,247	—	431	—	—	2,678
TV	231	—	—	—	—	231
Selling, G&A	2,581	819	668	33	—	4,101
Corporate overhead	392	—	—	—	436	828
Non-cash compensation	—	—	—	—	296	296
Depreciation/amortization	232	483	675	26	—	1,416

Net operating income (loss)	3,333	(886)	(497)	(199)	(732)	1,019

Interest expense	—	—	—	—	—	—
Other (income)	(216)	—	2	—	1	(213)
Other expense	—	—	—	—	—	—

Net income (loss) before taxes	3,549	(886)	(499)	(199)	(733)	1,232
Income tax expense (benefit)	1,069	—	(204)	—	11	876
Net income (loss)	$2,480	$(886)	$(295)	$(199)	$(744)	$356

*	Global Alert Network, Inc. (formerly Mobile Traffic Network, Inc.)

Global Traffic Network, Inc.

Income Statement Detail

(Unaudited)

(In thousands)

Year ended June 30,

	2011 Australia	2011 Canada	2011 UK	2011 Alert*	2011 Corporate	2011 Total
Revenues	$69,732	$15,017	$32,651	$1	$—	$117,401
Operating expenses
Traffic	23,944	10,643	23,421	1,048	—	59,056
News	11,532	—	2,015	—	—	13,547
TV	1,090	—	—	—	—	1,090
Selling, G&A	12,312	4,184	3,803	114	—	20,413
Corporate overhead	1,783	—	180	—	1,636	3,599
Non-cash compensation	—	—	—	—	1,402	1,402
Depreciation/amortization	1,070	1,964	2,940	1	—	5,975

Net operating income (loss)	18,001	(1,774)	292	(1,162)	(3,038)	12,319

Interest expense	—	—	—	—	—	—
Other (income)	(1,308)	(4)	(14)	—	(1)	(1,327)
Other expense	—	39	—	—	99	138

Net income (loss) before taxes	19,309	(1,809)	306	(1,162)	(3,136)	13,508
Income tax expense	5,812	—	108	—	(1,128)	4,792
Net income (loss)	$13,497	$(1,809)	$198	$(1,162)	$(2,008)	$8,716

	2010 Australia	2010 Canada	2010 UK	2010 Alert*	2010 Corporate	2010 Total
Revenues	$56,451	$9,464	$27,389	$31	$—	$93,335
Operating expenses
Traffic	20,066	9,675	21,229	541	—	51,511
News	9,024	—	1,800	—	—	10,824
TV	931	—	—	—	—	931
Selling, G&A	10,097	2,837	3,281	175	—	16,390
Corporate overhead	1,588	—	—	—	1,815	3,403
Non-cash compensation	—	—	—	—	1,245	1,245
Depreciation/amortization	982	1,386	2,854	104	—	5,326

Net operating income (loss)	13,763	(4,434)	(1,775)	(789)	(3,060)	3,705

Interest expense	15	—	—	—	—	15
Other (income)	(729)	(9)	(129)	—	(100)	(967)
Other expense	—	6	—	26	—	32

Net income (loss) before taxes	14,477	(4,431)	(1,646)	(815)	(2,960)	4,625
Income tax expense (benefit)	4,360	—	(388)	—	26	3,998
Net income (loss)	$10,117	$(4,431)	$(1,258)	$(815)	$(2,986)	$627

*	Global Alert Network, Inc. (formerly Mobile Traffic Network, Inc.)

	Currency Exchange Rates for Income Statement Information
	Three Months Ending June 30, 2011	Three Months Ending June 30, 2010	Difference
Australia	1.0629	0.8827	+20.4%
Canada	1.0336	0.9719	+6.3%
United Kingdom	1.6315	1.4917	+9.4%

Unaudited Revenues in Local Currencies	Three months ended June 30, 2011	Three months ended June 30, 2010	Twelve months ended June 30, 2011	Twelve months ended June 30, 2010
Australia (AUD)	$18,831	$16,114	$70,278	$63,841
Canada (CAD)	$4,376	$3,063	$14,999	$9,927
United Kingdom (GBP)	£5,492	£4,049	£20,493	£17,301

SUPPLEMENTAL DISCLOSURES REGARDING NON-GAAP FINANCIAL INFORMATION

Global defines Adjusted Operating Income (Loss) as net operating income (loss) adjusted to exclude depreciation and amortization expense. Global uses Adjusted Operating Income (Loss), among other things, to evaluate its operating performance. Global believes the presentation of this measure is relevant and useful for investors because it helps improve their ability to understand Global’s operating performance and makes it easier to compare Global’s results with other companies that have different financing and capital structures or tax rates. In addition, Global believes this measure is among the measures used by investors, analysts and peers in the media industry for purposes of evaluation and comparing its operating performance to other companies.

Adjusted Operating Income (Loss) is not a measure of performance calculated in accordance with generally accepted accounting principles (“GAAP”) and it should not be considered in isolation of, or as a substitute for, net operating income (loss) as an indicator of operating performance. Because Adjusted Operating Income (Loss) excludes certain financial information compared with net operating income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. In addition, Adjusted Operating Income (Loss) may not be comparable to measures of adjusted operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA, operating cash flow or similarly titled measures employed by other companies. Adjusted Operating Income (Loss) is not necessarily a measure of Global’s ability to fund its cash needs.

The following presents the reconciliation of net operating income to Adjusted Operating Income for the three and twelve month periods ended June 30, 2011 and 2010.

	Three Months Ended		Twelve Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)	(In thousands)	(In thousands)	(In thousands)
Net operating income	$4,137	$1,019	$12,319	$3,705
Add back:
Depreciation and amortization expense	1,553	1,416	5,975	5,326

Adjusted Operating Income	$5,690	$2,435	$18,294	$9,031

Global Alert Network Subscribers

As of August 7, 2011, Global Alert Network, Inc. had approximately 288 thousand subscribers to its mobile alerting product. Global Alert Network, Inc. continues to generate neglible revenues from this service.

July 2011 Preliminary Revenue

The Company, based on internal pacing reports and the exchange rates for July 2011, expects revenue for July to be in the range of $10.2 million to $10.4 million, compared to approximately $7.9 million for July 2010 based on the July 2010 exchange rates below. The Company’s quarterly income statements are translated based on the average exchange rate for the quarter, and therefore a change in the exchange rates from July 2011 to August and September 2011 could change the projected amount of the July 2011 revenue in United States dollars as reported in the Company’s quarterly financial statements.

	Currency Exchange Rates for Revenue Information
	Month Ending July 31, 2011	Month Ending July 31, 2010	Difference
Australia	1.0782	0.8780	+22.8%
Canada	1.0462	0.9585	+9.1%
United Kingdom	1.6154	1.5302	+5.6%

(10)	Legal Proceedings

As of the date of this Schedule 14D-9, Global is not aware of any material pending legal proceeding relating to the Offer or the Merger.

(11)	Forward-Looking Statements

Information both included and incorporated by reference in this Schedule 14D-9 may contain forward-looking statements as defined by the U.S. federal securities law which are based on our current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the expected timing of the completion and financial benefits of the Offer and the Merger. Global undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 9, 2011 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Purchaser and Parent on August 9, 2011).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Purchaser and Parent on August 9, 2011).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Purchaser and Parent on August 9, 2011).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by Purchaser and Parent on August 9, 2011).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by Purchaser and Parent on August 9, 2011).

(a)(1)(F)	Summary Advertisement published on August 9, 2011 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed by Purchaser and Parent on August 9, 2011).

(a)(5)(A)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex A attached to this Schedule 14D-9).

(a)(5)(B)	Press Release, dated August 3, 2011 (incorporated by reference to Exhibit 99.1 on the Current Report on Form 8-K filed by Global on August 3, 2011).

(a)(5)(C)	Fairness Opinion of Moelis, dated August 2, 2011 (incorporated by reference to Annex B attached to this Schedule 14D-9).

(a)(5)(D)	Moelis Presentation, dated July 28, 2011 (incorporated by reference to Exhibit (c)(2) of the Schedule 13E-3 filed by Purchaser and Parent on August 9, 2011).

(a)(5)(E)	Letter to Shareholders, dated August 9, 2011.

(e)(1)	Contribution, Non-Tender and Support Agreement, dated as of August 2, 2011, by and between Parent and William L. Yde III (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed by Purchaser and Parent on August 9, 2011).

(e)(2)	Letter Agreement, dated as of August 2, 2011, between Parent and William L. Yde III (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Purchaser and Parent on August 9, 2011).

(e)(3)	Amended and Restated Confidentiality Agreement, dated as of August 2, 2011, by and between Global and GTCR Golder Rauner II, LLC (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Purchaser and Parent on August 9, 2011).

(e)(4)	Agreement and Plan of Merger, dated as of August 2, 2011, among Global, Parent, U.S. Parent and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Global on August 3, 2011).

(e)(5)	Letter Agreement, dated as of August 2, 2011, by and among Parent, U.S. Parent and GTCR Fund X/A AIV LP (incorporated by reference to Exhibit (b) of the Schedule TO filed by Purchaser and Parent on August 9, 2011).

(e)(6)	Guaranty, dated as of August 2, 2011, by GTCR Fund X/A AIV LP in favor of Global (incorporated by reference to Exhibit (d)(5) of the Schedule TO filed by Purchaser and Parent on August 9, 2011).

(g)	None.

Annex A	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

Annex B	Fairness Opinion of Moelis, dated August 2, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL TRAFFIC NETWORK, INC.

By:

Name:	Scott E. Cody
Title:	Chief Operating Officer, Chief Financial Officer and Treasurer

Dated: August 9, 2011

Annex A

Information Statement

GLOBAL TRAFFIC NETWORK, INC.

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

This Information Statement is being mailed on or about August 9, 2011 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $.001 par value per share (the “Common Stock”), of Global Traffic Network, Inc., a Nevada corporation (the “Company”). In this Information Statement, unless the context otherwise requires, the terms “we”, “our” and “us” refer to the Company.

The Schedule 14D-9 relates to the cash tender offer by GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation (“Purchaser”) and a wholly-owned subsidiary of GTCR Gridlock Holdings, Inc., a Delaware corporation (“U.S. Parent”) and a wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), disclosed in a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO, dated August 9, 2011 (as amended or supplemented from time to time, the “Schedule TO”) and filed with the Securities and Exchange Commission (the “SEC”) by Purchaser and Parent, to purchase all of the issued and outstanding shares of Common Stock (the “Shares”) at a purchase price of $14.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (such price per Share, or if increased, such higher price per Share, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of August 2, 2011 (the “Merger Agreement”), by and among the Company, Parent, U.S. Parent and Purchaser.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent and Purchaser provided the information in this Information Statement concerning Parent, U.S. Parent, Purchaser and the Designees (as defined on page A-2), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of August 8, 2011, 19,060,350 Shares were issued and outstanding.

BACKGROUND INFORMATION

On August 2, 2011, the Company entered into the Merger Agreement with Parent, U.S. Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, no later than the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and in accordance with provisions of the Nevada Revised Statutes (as amended to date, the “NRS”), Purchaser will merge with and into the Company (the “Merger”). At the effective time of the Merger (the “Effective Time”), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation.

In the Merger, the Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares held in treasury by Global or owned by Parent or any of its direct or indirect wholly-owned subsidiaries or affiliates, including Purchaser) will be converted into the right to receive an amount in cash equal to the Offer Price.

There has been no change in control of the Company since the beginning of the Company’s last fiscal year.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that upon the acceptance for payment by Purchaser of Shares validly tendered and not withdrawn pursuant to the Offer, and up to the Effective Time, Purchaser will be entitled to elect or designate such number of directors (the “Designees”) proportionate to the percentage of the outstanding Shares owned by Purchaser and Parent. The Merger Agreement also provides that the Company shall, upon Purchaser’s request, take all actions as are reasonably necessary or desirable to enable the Designees to be so elected or appointed to the Board, including promptly filling vacancies or newly created directorships on the Board, promptly increasing the size of the Board (including by amending the Company’s bylaws if necessary to increase the size of the Board) and/or using its commercially reasonable efforts to promptly secure the resignations of such number of its incumbent directors, and shall cause the Designees to be so elected or designated at such time. The Merger Agreement also provides that after the Acceptance Time (as defined therein), the Company shall also, upon Purchaser’s request, cause the Designees to serve on and constitute the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each Company subsidiary and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law and the listing requirements of the NASDAQ Global Market (“NASDAQ”). The Merger Agreement provides further that the Company will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill its obligations in connection with any such election or appointment of the Designees and will include in the Schedule 14D-9 such information as is required under Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder to fulfill its obligations.

Potential Designees

As of the date of this Information Statement, Parent has not determined who it will designate to the Board. However, Parent has informed the Company that such Designees will be selected from the list of potential Designees provided below (the “Potential Designees”), and that the Potential Designees have consented to serve as director of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Parent has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the Potential Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that, to its knowledge, none of the Potential Designees has any family relationship with any current director, executive officer or key employee of the Company. The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is care of GTCR, LLC, 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654 and each Potential Designee is a citizen of the United States.

Name	Age	Principal Occupation and Five-Year Employment History
Mark M. Anderson	36	Mr. Anderson joined GTCR as an associate in 2000 and became a Principal in 2010. He previously worked at Gracie Capital and at Bowles Hollowell Conner & Co. Mr. Anderson holds an MBA from Harvard Business School and a BS from the McIntire School of Commerce at the University of Virginia. Mr. Anderson currently is a director of Landmark Aviation, Sorenson Communications and IQNavigator.

Craig A. Bondy	38	Craig A. Bondy joined GTCR in 2000 and is a Principal. Mr. Bondy previously worked in the investment banking department of Credit Suisse First Boston in both Chicago and London. He received a BBA in finance with high honors from the Honors Business Program at the University of Texas at Austin and an MBA from Stanford University. Mr. Bondy is currently a director of Heritage, Landmark Aviation and Six3 Systems.

Phillip Canfield	43	Mr. Canfield joined GTCR in 1992 and became a Principal in 1997. Mr. Canfield previously worked in the corporate finance department of Kidder, Peabody, and Co. He holds an MBA from the University of Chicago and a degree in Finance, with high honors, from the Honors Business Program at the University of Texas. Mr. Canfield is a director of Sorenson Communications, IQNavigator and Cannondale Investments.

Lawrence C. Fey	30	Mr. Fey joined GTCR in 2005 and became a Vice President in 2008. Prior to joining GTCR, Larry worked as an Analyst in the Mergers, Acquisitions and Restructuring/Corporate Finance group at Morgan Stanley. He holds a BA in Economics from Dartmouth College. He currently is a director of Six3 Systems.

Collin E. Roche	40	Mr. Roche joined GTCR in 1996 and is a Principal. Previously, Mr. Roche was an associate at EVERN Securities in Chicago and an analyst at Goldman Sachs & Co. in New York City. He received a BA in Political Economy from Williams College and an MBA from Harvard Business School, where he was a Baker Scholar and a Henry Ford II Scholar. Mr. Roche is currently a director of BNY ConvergEx, PrivateBancorp Protection One and Verifone.

CURRENT BOARD OF DIRECTORS

The Board is presently composed of six members. The following table contains information as of August 2, 2011 relating to the current members of the Board. Unless otherwise indicated, each such person is a citizen of the United States, the business address of each such person is 880 Third Avenue, 6th Floor, New York, New York 10022 and the telephone number of each such person is (212) 896-1255. Neither the Company nor any of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Name and Age of Director and Nominee	Principal Occupation, Business Experience For the Past Five Years and Directorships of Public Companies	Director Since
William L. Yde III Age 58	William L. Yde III was one of our co-founders and has served as our Chairman, Chief Executive Officer and President since our inception in May 2005. Mr. Yde founded The Australia Traffic Network Pty Limited in June 1997 and has served as its Chairman and Chief Executive Officer since its inception. Prior to forming The Australia Traffic Network Pty Limited, Mr. Yde founded Wisconsin Information Systems, Inc. dba Milwaukee Traffic Network in 1994, and expanded its operations to create traffic networks in Milwaukee, Oklahoma City, Omaha and Albuquerque before selling all of its assets in 1996 to Metro Networks, Inc., now a wholly-owned subsidiary of Clear Channel Communications, Inc. In 1999, Mr. Yde co-founded (Nihon) Japan Traffic Network, and served as its Chief Executive Officer and as a director from 1999 to January 2002, at which time the company suspended operations. Mr. Yde, as founder of the Company and its Chief Executive Officer and President, is invaluable to the Company’s strategic development and growth, as well as its everyday operations, and the Board of Directors believes that he is uniquely qualified to serve as Chairman of the Board given his position as the Company’s principal executive officer since he founded the Company. In addition, Mr. Yde’s significant ownership position in the Company provides the Board with a strategic focus on maximizing shareholder value in addition to his representing management’s interests on the Board of Directors.	2005

Dale C. Arfman Age 58	Dale C. Arfman, a director of our Company since May 2005, was one of our co-founders and served as our Treasurer and Secretary from September 2005 to July 2009. Mr. Arfman had been a director of The Australia Traffic Network Pty Limited since 1999. In 1999, Mr. Arfman was a co-founder of (Nihon) Japan Traffic Network and served as its Chief Financial Officer and as a member of its Board of Directors from 1999 to January 2002, at which time the company suspended operations. Previously, Mr. Arfman contributed to the development of traffic networks in Oklahoma City, Albuquerque and Omaha as an officer of Wisconsin Information Systems, Inc. dba Milwaukee Traffic Network before that company sold all of its assets in 1996 to Metro Networks, Inc., now a wholly-owned subsidiary of Clear Channel Communications, Inc. Prior to his involvement in the traffic business, Mr. Arfman was a loan officer with Bank One Indianapolis. Our Board of Directors believes that Mr. Arfman, as a co-founder and former executive officer of the Company, is qualified to serve as a director based on his knowledge of the Company’s business operations, his involvement in the development and growth of the Company’s business in Australia, as well as his finance experience. In addition, Mr. Arfman’s percentage ownership in the Company provides him with a vested interest in its success and, consequently, a focus on maximizing shareholder value.	2005

Name and Age of Director and Nominee	Principal Occupation, Business Experience For the Past Five Years and Directorships of Public Companies	Director Since
Gary O. Benson Age 67	Gary O. Benson has been a member of our Board of Directors since September 2005. Mr. Benson currently serves as President, Treasurer and Broker of Twin Town Realty, Inc., a real estate brokerage firm, where he has been employed since 1964. He has also served as the General Partner of Goben Enterprises LP, a general investment firm, since 1995, and as Chief Executive Officer and President of Transcontinental Acceptance Corporation, which currently engages in exercise equipment leasing, since 1995. Mr. Benson is qualified to serve as a director of the Company based on the business acumen garnered by him through his real estate development and general investment experience. Mr. Benson also acquired knowledge and experience in the Company’s business serving as a director of (Nihon) Japan Traffic Network from 1999 to 2002.	2005

Shane E. Coppola Age 45	Shane E. Coppola has been a member of our Board of Directors since June 2006. Mr. Coppola is the Chairman and Chief Executive Officer of American Skating Entertainment Centers, LLC, a company that owns and operates ice skating facilities. Mr. Coppola served as President and Chief Executive Officer of Westwood One, Inc. from May 2003 until December 2005, and served as a director of Westwood One, Inc. from October 2003 until December 2005. From May 2002 to May 2003, Mr. Coppola was the Managing Partner of Columbus Capital Partners, LLC, of which he was a founder. From September 1999 to May 2002, Mr. Coppola served as Executive Vice President of Westwood One’s Metro and Shadow Broadcasting operations. From 1992 to September 1999, Mr. Coppola was a director and Executive Vice President of Metro Networks, Inc. Mr. Coppola’s previous tenure as President, Chief Executive Officer and a director of Westwood One, Inc. and as a director and an executive officer of Metro Networks, Inc. make him uniquely qualified to serve on our Board of Directors, particularly in light of the similarities between the business operations of those companies and our own.	2006

William M. Mower Age 52	William M. Mower has been a member of our Board of Directors since March 2009. Mr. Mower has been engaged in the private practice of law since 1982, practicing primarily in the areas of corporate, securities and real estate law, with the Minneapolis, Minnesota law firm of Maslon Edelman Borman & Brand, LLP, which has rendered and is continuing to render legal services to the Company. Mr. Mower’s experience as a public company business and securities lawyer, including his expertise in corporate governance matters, and prior tenures serving on boards of public reporting companies, make Mr. Mower qualified to serve as a director of the Company.	2009

Stuart R. Romenesko Age 48	Stuart R. Romenesko has been a member of our Board of Directors since February 2007. Mr. Romenesko is currently Chief Financial Officer and Treasurer of KGP Telecommunications, Inc., a leading diversity provider of supply chain services, equipment and integrated solutions to the telecommunications industry. From October 2006 until October 2010, Mr. Romenesko owned his own financial and management consulting firm focused in the areas of finance, operations and strategy. Mr. Romenesko served as an executive to Petters Group Worldwide, LLC from October 2002 until	2007

Name and Age of Director and Nominee	Principal Occupation, Business Experience For the Past Five Years and Directorships of Public Companies	Director Since
October 2006. From January 2000 to October 2002, Mr. Romenesko was Executive Vice President, Chief Financial Officer, co-Founder and Director of Magnum Technologies Inc. From January 1994 to June 1999, he served as Senior Vice President Finance, Chief Financial Officer, Treasurer and Assistant Secretary for ValueVision International, Inc., also known as ShopNBC. Mr. Romenesko, a Certified Public Accountant, has held various positions at both regional and international accounting firms. Mr. Romenesko was a director of Enable Holdings, Inc. (ENAB.OB) from January 2006 to March 2007. In addition, Mr. Romenesko has completed the Director Training & Certification Program offered by the UCLA Anderson School of Management. Being a Certified Public Accountant and his previous experience serving as the principal financial and accounting officer for ValueVision International, Inc., a public reporting company, qualifies Mr. Romenesko to serve on the Company’s Board of Directors and its Audit Committee as an “audit committee financial expert.” In light of his education, background and experience, he is qualified to assist the Board of Directors in overseeing the Company’s financial and accounting functions and evaluating the Company’s internal controls over financial reporting.

BOARD OF DIRECTOR MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Board of Directors

The following directors, which constitute a majority of the Board, are “independent directors” as such term is defined in Rule 5605(a)(2) of NASDAQ’s Marketplace Rules: Gary O. Benson, Shane E. Coppola, William M. Mower and Stuart R. Romenesko. Mr. William L. Yde III has served as the Company’s Chairman of the Board and as its Chief Executive Officer since the Company’s inception. The Board believes that the most effective Board leadership structure for the Company at the present time is for Mr. Yde to serve as Chairman of the Board. Combining the positions of Chairman and Chief Executive Officer provides the Company with decisive and effective leadership. The Board believes that Mr. Yde’s in-depth long-term knowledge of the Company’s operations and vision for its strategic development and growth, along with his significant ownership position in the Company that provides him with a focus on maximizing shareholder value, make him qualified to serve as both Chairman and Chief Executive Officer. The Board retains the authority to modify this structure to best advance the interests of all shareholders, if circumstances warrant such a change.

The Board of Directors held three meetings during fiscal 2011 and took action by written action in lieu of a meeting on four occasions. The Company has a standing audit committee, compensation committee and corporate governance and nominating committee. Each member of the Board of Directors attended at least 75% of the board meetings and meetings of committees to which they belong. The Company encourages all members of the Board of Directors to attend the Company’s annual stockholders’ meetings and five of the Company’s six directors attended the annual meeting of stockholders held on December 15, 2010, which was the Company’s most recent annual stockholders’ meeting.

Audit Committee of the Board of Directors

The Company has established a three member audit committee within its Board that currently consists of Chairman Stuart R. Romenesko and Messrs. Shane E. Coppola and Gary O. Benson. The audit committee held five meetings during fiscal 2011. The audit committee operates under a written charter adopted by the Board, a current copy of which is available on the Company’s Internet website at www.globaltrafficnetwork.com (click on “Investor Relations,” then “Corporate Governance” and “Audit Committee Charter”). As set forth in the charter, the primary responsibilities of the audit committee include: (i) serving as an independent and objective party to oversee the Company’s financial reporting process and internal control system; (ii) reviewing and appraising the audit performed by the Company’s independent accountants; and (iii) providing an open avenue of communication among the independent accountants, financial and senior management and the Board. The charter also requires that the audit committee, among other things, review and pre-approve the performance of all audit and non-audit accounting services to be performed by the Company’s independent accountants, other than certain de minimus exceptions permitted by Section 202 of the Sarbanes-Oxley Act of 2002. The Board has determined that at least one member of the audit committee, Stuart R. Romenesko, is an “audit committee financial expert” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Exchange Act, as amended. In addition, each member of the audit committee (including Mr. Romenesko) is an “independent director,” as such term is defined in Rule 5605(a)(2) of NASDAQ’s Marketplace Rules, and meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act, as amended. The Board has also determined that each of the audit committee members is able to read and understand fundamental financial statements and that at least one member of the audit committee has past employment experience in finance or accounting. In addition, the audit committee has been delegated the responsibility for risk oversight. In overseeing the Company’s risk management, the audit committee addresses various risk-related matters, which include but are not limited to:

•	meeting with management and the Company’s independent registered public accountant in separate executive sessions;

•	interacting with management;

•

considering and reviewing with the Company’s independent registered public accountant the Company’s assessment and, if applicable, the related attestation (including related reports) on internal control over financial reporting, the adequacy of such controls and recommendations for improvements;

•

inquiring of the Company’s principal financial and accounting officer and the Company’s independent registered public accountant about significant risks or exposures, and any significant accounts that require management judgment; and

•	reviewing the Company’s policies for risk assessment and risk management, and assessing steps taken or to be taken to control such risk.

Compensation Committee of the Board of Directors

The Company has established a two-member compensation committee within the Board that currently consists of Messrs. Shane E. Coppola (Chair) and William M. Mower. The compensation committee operates under a written charter adopted by the Board, a current copy of which is available on the Company’s Internet website at www.globaltrafficnetwork.com (click on “Investor Relations,” then “Corporate Governance” and “Compensation Committee Charter”). The compensation committee approves the compensation of the Company’s Chief Executive Officer, develops policies and programs governing the compensation of all the Company’s executives that support corporate objectives and the long-term interests of stockholders and administers the Company’s incentive compensation plans. The compensation committee held five meetings during fiscal 2011 and took action by written action in lieu of a meeting on one occasion.

Compensation Committee Processes and Procedures for the Consideration and Determination of Executive Officer and Director Compensation

Pursuant to the authority granted under its written charter, the compensation committee is responsible for reviewing, approving and communicating to the Board all decisions on major compensation plans and other related programs of the Company. As it relates to the compensation of our Chief Executive Officer, the compensation committee is charged with, among other things, annually reviewing and approving Company goals and objectives relevant to our Chief Executive Officer’s compensation level, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and recommending to the Board the appropriate amount of salary, bonus and equity incentive awards to be paid and/or awarded to our Chief Executive Officer. The compensation committee is also responsible for reviewing the Chief Executive Officer’s recommendations regarding the compensation of our other executive officers, reviewing and approving executive employment agreements and, where applicable, severance arrangements, and granting equity incentive awards under our 2005 Stock Incentive Plan.

In making compensation recommendations and determinations, the compensation committee reviews information prepared or requisitioned by the chair of our compensation committee, which has included material such as benchmark information, historical compensation data, performance metrics and criteria and, if applicable, the Board of Director’s assessment of the Company’s performance against its goals. In fiscal 2007, the compensation committee studied the results of a compensation study prepared by the committee’s chair at that time. The study included information related to executive compensation for more than 50 public companies listed on NASDAQ and focused on companies classified in a similar field of industry, which the compensation committee has identified as media, telecommunications and/or information delivery services depending on the information source. For fiscal 2008 through 2011, the compensation committee determined that such an undertaking was not required given the short time that had elapsed since the previous study had been conducted. The compensation committee considered this information along with recommendations from the Company’s Chief Executive Officer. Individual bonus eligibility and determinations have taken into account an executive officer’s position and level of responsibility, along with the executive’s performance during the previous fiscal year. Awards of equity incentive compensation, which to date have been comprised of stock options and, to a lesser extent, grants of restricted stock, have taken into account the executive officer’s and the Company’s performance during the previous fiscal year and his potential to influence the Company’s operations in the future. The compensation committee has not based its considerations on any single performance factor nor has it specifically assigned relative weights to factors, but rather has considered a mix of factors and has evaluated both the Company’s and the individual’s performance against that mix.

Corporate Governance and Nominating Committee of the Board of Directors

The Company has established a corporate governance and nominating committee within the Board that consists of Messrs. Gary O. Benson and William M. Mower, each of whom satisfies the independence requirements of the NASDAQ’s Marketplace Rules. The primary role of the corporate governance and nominating committee is to assist the Board in the areas of Board and committee membership selection and rotation practices, to evaluate overall Board effectiveness and to review and consider developments in corporate governance practices. The corporate governance and nominating committee’s goal is to assure that the composition, practices and operation of the Board contribute to value creation and effective representation of the Company’s stockholders. The corporate governance and nominating committee operates under a written charter adopted by the Board, a current copy of which is available on the Company’s Internet website at www.globaltrafficnetwork.com (click on “Investor Relations,” then “Corporate Governance” and “Corporate Governance Committee Charter”). The corporate governance and nominating committee held one meeting during fiscal 2011.

The corporate governance and nominating committee (or a subcommittee thereof) will recruit and consider director candidates and present qualified candidates to the full Board for consideration. Qualified candidates will be considered without regard to race, color, religion, sex, ancestry, national origin or disability.

The corporate governance and nominating committee will consider each candidate’s general business and industry experience, his or her ability to act on behalf of stockholders, potential concerns regarding independence or conflicts of interest and other factors relevant in evaluating Board nominees. Although the corporate governance and nominating committee does not have a policy with regard to the consideration of diversity in identifying director candidates, overall board diversity of industry background and experience is generally among the factors considered. The corporate governance and nominating committee believes that a board comprised of directors with diverse skills and experiences relevant to the Company’s industry will result in efficient and competent oversight of the Company’s various core competencies. As such, the corporate governance and nominating committee gives consideration to the interplay of a director candidate’s experience with that of other members of the Board.

If the corporate governance and nominating committee approves a candidate for further review following an initial screening, the corporate governance and nominating committee will establish an interview process for the candidate. Generally, the candidate will meet with at least a majority of the members of the corporate governance and nominating committee, along with the Company’s Chief Executive Officer. Contemporaneously with the interview process, the corporate governance and nominating committee will conduct a comprehensive conflicts-of-interest assessment of the candidate. The corporate governance and nominating committee will consider reports of the interviews and the conflicts-of-interest assessment to determine whether to recommend the candidate to the full Board. The corporate governance and nominating committee will also take into consideration the candidate’s personal attributes, including, without limitation, personal integrity, loyalty to the Company and concern for its success and welfare, willingness to apply sound and independent business judgment, awareness of a director’s vital part in the Company’s good corporate citizenship and image, time available for meetings and consultation on Company matters and willingness to assume broad, fiduciary responsibility.

Stockholders of the Company may make recommendations for candidates to be considered for election to the Board at the Company’s annual stockholders’ meetings. In order to make such a recommendation, a stockholder must submit the recommendation in writing to the corporate governance and nominating committee, in care of the Company’s Secretary at the Company’s headquarters address, at least 120 days prior to the mailing date of the previous year’s annual meeting proxy statement. To enable the corporate governance and nominating committee to evaluate the candidate’s qualifications, stockholder recommendations must include the following information:

•	the name and address of the nominating stockholder and of the director candidate;

•	a representation that the nominating stockholder is a holder of record of the Company entitled to vote at the current year’s annual meeting;

•

a description of any arrangements or understandings between the nominating stockholder and the director candidate or candidates being recommended pursuant to which the nomination or nominations are to be made by the stockholder;

•	a resume detailing the educational, professional and other information necessary to determine if the nominee is qualified to hold a Board position;

•

such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by the Board; and

•	the consent of each nominee to serve as a director of the Company if so elected.

Corporate Governance, Ethics and Business Conduct

The Company’s Board firmly believes that the commitment to sound corporate governance practices is essential to obtaining and retaining the trust of investors, employees and suppliers. The Company’s corporate governance practices reflect the requirements of applicable securities laws, including the Sarbanes-Oxley Act of 2002, the NASDAQ Stock Market listing requirements and the Company’s own vision of good governance practices.

The Company is committed to conducting business lawfully and ethically. All of its employees, including its Chief Executive Officer and senior financial officers, are required to act at all times with honesty and integrity. The Company’s Code of Business Conduct and Ethics covers areas of professional conduct, including workplace behavior, conflicts of interest, fair dealing with competitors and vendors, the protection of Company assets, trading in Company securities and confidentiality, among others. The Code of Business Conduct and Ethics requires strict adherence to all laws and regulations applicable to our business and also describes the means by which any employee can provide an anonymous report of an actual or apparent violation of our Code of Business Conduct and Ethics. In addition to the Code of Business Conduct and Ethics, the Company has adopted a separate Code of Ethics specifically applicable to the Company’s Chief Executive Officer and senior financial officer(s), including the Chief Financial Officer and principal accounting officer (if different from the Chief Financial Officer).

The full text of the Code of Business Conduct and Ethics and the Code of Ethics specifically applicable to the Company’s Chief Executive Officer and senior financial officers are each available online at www.globaltrafficnetwork.com (click on “Investor Relations,” “Corporate Governance” and “Code of Business Conduct and Ethics”).

THE AUDIT COMMITTEE REPORT

The audit committee reviewed the Company’s audited consolidated financial statements for the fiscal year ended June 30, 2010 and discussed them with management.

The audit committee has discussed with the Company’s independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as adopted by the Public Company Accounting Oversight Board in Rule 3200T, as amended.

The audit committee received and reviewed the written disclosures and the letter from the Company’s independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the audit committee concerning independence, and discussed with the Company’s independent registered public accounting firm their independence.

The audit committee, based on the review and discussions described above, recommended to the Board that the audited financial statements for the fiscal year ended June 30, 2010 be included in the Company’s Annual Report on Form 10-K for such fiscal year for filing with the SEC.

The Audit Committee:

Stuart R. Romenesko

Gary O. Benson

Shane E. Coppola

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year ended June 30, 2011, the compensation committee of our Board was comprised of Messrs. Coppola and Mower. There are no relationships among these individuals, the members of the Board or executive officers of ours that require disclosure under Item 407(e)(4) of Regulation S-K promulgated under the Exchange Act.

COMMUNICATIONS WITH SECURITY HOLDERS

The Company’s Board has established several means for stockholders and others to communicate with the Company’s Board. If a stockholder has a concern regarding the Company’s financial statements, accounting practices or internal controls, the concern should be submitted in writing to the Chairman of the Company’s audit committee in care of the Company’s Secretary at the Company’s headquarters address. If the concern relates to the Company’s governance practices, business ethics or corporate conduct, the concern should be submitted in writing to the Chairman of the corporate governance and nominating committee in care of the Company’s Secretary at the Company’s headquarters address. If a stockholder is unsure as to which category the concern relates, the stockholder may communicate it to any one of the independent directors in care of the Company’s Secretary at the Company’s headquarters address. All stockholder communications will be sent to the applicable director(s).

EXECUTIVE OFFICERS AND OTHER SIGNIFICANT EMPLOYEES OF THE COMPANY

The following table contains information as of August 8, 2011 relating to the current executive officers of the Company. Unless otherwise indicated, each such person is a citizen of the United States, the business address of each such person is 880 Third Avenue, 6th Floor, New York, New York 10022 and the telephone number of each such person is (212) 896-1255. Neither the Company nor any of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Name and Title	Age	Principal Occupation, Business Experience for the Past Five Years and Directorships of Public Companies
Executive Officers
William L. Yde III President and Chief Executive Officer	58	See “Current Board of Directors” — above.

Scott E. Cody Chief Financial Officer, Chief Operating Officer and Treasurer	45	Scott E. Cody joined us in June 2005 and was appointed Chief Financial Officer and Chief Operating Officer by the Board in September 2005. Prior to joining the Company, Mr. Cody held various positions with Metro Networks, Inc., serving as Vice President of Finance from 1997 to June 2002 and Senior Vice President of Business Development from July 2002 to June 2005. Prior to joining Metro Networks, Inc., Mr. Cody was Vice President of Finance for Tele-Media Broadcasting Company.

Name and Title	Age	Principal Occupation, Business Experience for the Past Five Years and Directorships of Public Companies
B. William Pezzimenti International Director of Sales and Training, President and Director of Australia Traffic Network	60	B. William Pezzimenti currently serves as the President and a member of the board of directors of The Australia Traffic Network Pty Limited, having served as a sales representative since February 1998 and as sales director since March 2000. Prior to joining Australia Traffic Network, Mr. Pezzimenti was the manager of retail development for the CBS television affiliate in Buffalo, New York.

Gary L. Worobow Executive Vice President, Business & Legal Affairs and Secretary	46	Gary L. Worobow has served as the Company’s Executive Vice President, Business and Legal Affairs since March 2009, and served as a member of the Board from December 2006 through February 2009. Mr. Worobow served as Executive Vice President and General Counsel of Five S Capital Management, Inc. from January 2006 to February 2009. Previously, Mr. Worobow was with Westwood One, Inc. where he served as Executive Vice President, Business Affairs and Business Development from 2003 through 2006, and as Senior Vice President and General Counsel from 1999 through 2002. Mr. Worobow was a founder and General Counsel of Columbus Capital Partners, LLC from 2002 through 2003. In addition, Mr. Worobow held the positions of Senior Vice President, General Counsel and Board Member for Metro Networks, Inc. from 1995 to 1999.

Other Significant Employees

John Quinn Chief Operating Officer and Director of Global Traffic Network (UK) Commercial Limited	54	John Quinn has served as Chief Operating Officer and a member of the board of directors of Global Traffic Network (UK) Commercial Limited since March 1, 2009. From 2008 to February 2009, Mr. Quinn served as Chief Operating Officer of UBC Media plc, the prior owner of Global Traffic Network (UK) Commercial Limited. From 1997 to 2008, Mr. Quinn served as Commercial Director and as a board member of UBC Media plc. From 1996 to 1997, Mr. Quinn was the sales director of UBC Media plc.

Ivan N. Shulman Senior Vice President — Sales, President and Director of Canadian Traffic Network ULC	49	Ivan N. Shulman commenced his employment with the Company and was appointed Senior Vice President of Sales in May 2006 after serving as a member of the Board from September 2005 through May 2006. Mr. Shulman also serves as president of Canadian Traffic Network ULC, the Company’s Canadian subsidiary. Mr. Shulman was the owner of The Sports House from March 2003 to August 2007, prior to which time he held various positions with Metro Networks, Inc., serving most recently as the Senior Vice President of Marketing from 1997 to January 2003, Vice President of Marketing from 1995 to 1997 and Vice President of Merchandising from 1994 to 1995.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has outstanding one class of voting securities, common stock, $.001 par value per share. Each share of common stock is entitled to one vote on all matters put to a vote of stockholders.

The following table sets forth certain information regarding beneficial ownership of the Company’s common stock as of August 8, 2011, by (i) each director, (ii) each named executive officer for whom compensation information is included in the Summary Compensation Table, (iii) all named executive officers and directors as a group, and (iv) each person known by the Company to be the beneficial owner of more than 5% of the outstanding common stock. To our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, except as indicated by footnote and subject to community property laws where applicable. Percentage ownership is based on 19,060,350 shares outstanding as of the close of business on August 8, 2011. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable as of August 8, 2011, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated, the address of each of the following persons is 880 Third Avenue, 6th Floor, New York, New York 10022.

Name and Address of Beneficial Owner	Shares Beneficially Owned		Percentage of Total
William L. Yde III	1,301,747	(1)	6.83%
Scott E. Cody	387,724	(2)	2.00%
B. William Pezzimenti	65,221	(3)	*
Gary L. Worobow	140,001	(4)	*
Dale C. Arfman	1,921,009	(5)	10.08%
Gary O. Benson	172,000	(6)	*
Shane E. Coppola	120,000	(7)	*
Stuart R. Romenesko	120,000	(7)	*
William M. Mower	47,000	(8)	*
All Directors and Named Executive Officers as a group (9 people)	4,274,702	(9)	21.78%
Gruber & McBaine Capital Management LLC (10) 50 Osgood Place Penthouse Suite San Francisco, CA 94133	957,000		5.02%
T. Rowe Price Associates, Inc. (10)(11) 100 East Pratt Street 10th Floor Baltimore, MD 21202-1009	2,780,057		14.59%
Wall Street Associates LLC (10) 1200 Prospect Street Suite 100, La Jolla, CA 92037-3608	1,140,800		5.99%

*	Less than 1%
(1)	Includes 450,000 shares that have been pledged as security for a loan. Also includes 50,000 shares that remain subject to transfer and forfeiture restrictions.
(2)	Includes 22,725 shares that remain subject to transfer and forfeiture restrictions and 349,999 shares issuable upon the exercise of options that are currently exercisable or will become exercisable within the next 60 days.
(3)	Includes 39,999 shares that remain subject to transfer and forfeiture restrictions.
(4)	Includes 29,999 shares that remain subject to transfer and forfeiture restrictions and 70,001 shares issuable upon the exercise of options are that are currently exercisable or will become exercisable within the next 60 days.
(5)	Includes 23,333 shares that remain subject to transfer and forfeiture restrictions. Also includes 15,425 shares held by spouse and 48,823 shares held in various trusts of which Mr. Arfman’s spouse is trustee.
(6)	Includes 29,999 shares that remain subject to transfer and forfeiture restrictions and 50,000 shares issuable upon the exercise of options that are currently exercisable or will become exercisable within the next 60 days. Also includes 52,000 shares held by DMB 2009, LLC, a limited liability company of which the sole member is a trust for the benefit of Mr. Benson’s spouse.

(7)	Includes 29,999 shares that remain subject to transfer and forfeiture restrictions and 50,000 shares issuable upon the exercise of options that are currently exercisable or will become exercisable within the next 60 days.
(8)	Includes 29,999 shares that remain subject to transfer and forfeiture restrictions.
(9)	Includes 286,052 shares that remain subject to transfer and forfeiture restrictions and 570,000 shares issuable upon the exercise of options are that are currently exercisable or will become exercisable within the next 60 days.
(10)	Based on the most recent report filed pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, or the most recent Schedule 13D, 13F or 13G filed with the securities and Exchange Commission, as applicable.
(11)	These securities are owned by various individual and institutional investors, including T. Rowe Price New Horizons Fund, Inc. and the T. Rowe Price Media & Telecommunications Fund, Inc., which T. Rowe Price Associates, Inc. (Price Associates) serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

In accordance with the written charter of our audit committee, our audit committee (with the concurrence of a majority of our independent directors) is responsible for reviewing policies and procedures with respect to related party transactions required to be disclosed pursuant to Item 404 of Regulation S-K (including transactions between the Company and its officers and directors, or affiliates of such officers or directors), and approving the terms and conditions of such related party transactions. In accordance with this responsibility, prior to entering into such related party transactions, the audit committee will meet separately to consider and, if deemed advisable, approve the entry into such arrangements. When appropriate based on the facts and circumstance of a particular proposed transaction, such consideration will be undertaken by an independent committee designated by the audit committee. We did not enter into any such related party transactions during fiscal 2011.

Director Independence

The Company’s Board is currently comprised of six members, each of which is identified in this report. The following directors, which constitute a majority of the Board, are “independent directors” as such term is defined in Rule 5605(a)(2) of NASDAQ’s Marketplace Rules: Gary O. Benson, Shane E. Coppola, William M. Mower and Stuart R. Romenesko.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership of such securities with the SEC and NASDAQ. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on review of the copies of the Forms 3, 4 and 5 (and amendments thereto) that we received with respect to transactions during the fiscal year ended June 30, 2011, we believe that the Company’s officers, directors and greater-than-ten-percent beneficial owners complied with all applicable Section 16(a) filing requirements, except as listed in the table below.

Name of Filer	Description of Transaction	Transaction Date(s)	Filing Date
Gary O. Benson

•    Transfer of 52,000 shares held by Goben Enterprises, LP, a family limited partnership of which Mr. Benson is a general partner, to DM Benson Irrevocable Trust, a trust for the benefit of Mr. Benson’s spouse

		August 3, 2009	September 13, 2010

	• Series of gifting transactions	October 6, 2009	September 13, 2010

William L. Yde III	• Sales by Mr. Yde’s former spouse of an aggregate of 22,600 shares of stock over which Mr. Yde had retained voting rights	March 2 and 3, 2011	March 9, 2011

B. William Pezzimenti	• Sales of an aggregate of 40,200 shares	May 17, 18 and 19, 2011	May 27, 2011

COMPENSATION DISCUSSION AND ANALYSIS

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to our principal executive officer, our principal financial officer and the two other individuals who were serving as executive officers of our Company as of June 30, 2011. These individuals are referred to in this report as the “named executive officers.”

Overview of Compensation Program

The primary goals of our executive compensation structure are to provide competitive levels of compensation that integrate pay with our annual company objectives and long-term goals, reward above-average company performance, recognize individual initiative and achievements, and assist us in attracting and retaining qualified executives. Executive compensation is set at levels that the compensation committee believes to be consistent with companies of similar size and performance. To meet these goals, our compensation committee has determined that the total compensation program for executive officers should generally consist of some or all of the following three components, the amount of each component to be based upon a combination of individual and company performance:

•	base salary;

•	non-equity incentive plan compensation (cash bonuses); and

•	stock options and/or restricted stock.

Each individual component of compensation meets some or all of our compensation goals. Base salary is designed to provide the competitive annual cash compensation required to attract and retain qualified executives. Non-equity incentive plan compensation in the form of cash bonuses are performance based awards designed to reward employees for achieving objectives on an individual and/or company wide basis. Stock options and restricted stock are intended to reward employees for long-term company performance and to align employees’ interests with the interests of our stockholders. Our compensation committee establishes objective criteria for the awarding of non-equity incentive plan compensation (cash bonuses), while reserving the right to grant additional discretionary bonuses in situations it deems appropriate. The award of stock options and/or restricted stock is subjective and qualitative by nature and entirely within the discretion of our compensation committee.

Although our Company pays Mr. B. William Pezzimenti, who serves as President and Director of Australia Traffic Network, in Australian dollars, Mr. Pezzimenti’s compensation in this Annual Report on Form 10-K is reported in U.S. dollars. When making compensation determinations regarding Mr. Pezzimenti, our compensation committee performs its analysis in the local currency only and does not take into account portions of compensation increases (or decreases) that, when reported in U.S. dollars, are the result of currency fluctuations. From the year ended June 30, 2008 to the year ended June 30, 2009, the Australian dollar weakened significantly against the U.S. dollar, leading to a decrease in Mr. Pezzimenti’s base salary from $430,520 in fiscal 2008 to $390,954 in fiscal 2009. Although this represented a decrease of 9% in U.S. dollars, Mr. Pezzimenti’s base salary actually increased by 9% when measured in Australian dollars. Conversely, the Australia dollar strengthened considerably against the U.S. dollar during fiscal 2010 and fiscal 2011. Although this contributed to a 27% increase in Mr. Pezzimenti’s base compensation for fiscal 2010, the increase represented only a 7% increase in base compensation when measured in Australian dollars. For fiscal 2011, Mr. Pezzimenti’s base compensation increased 13% when measured in U.S. dollars but only increased by 1% when measured in Australian dollars.

Role of Our Compensation Committee

The primary objectives of our compensation committee with respect to executive compensation are to attract, retain and motivate the best possible executive talent by providing appropriate levels of risk and reward for executive employees and in proportion to individual contribution and performance. To achieve these objectives, the compensation committee establishes appropriate incentives for the executive officers to further our long-term strategic plan and avoid undue emphasis on short-term market value.

The charter of our compensation committee authorizes the committee to approve compensation for our Chief Executive Officer, to develop policies and programs governing the compensation of all company executives that support corporate objectives and the long-term interests of stockholders and to administer our equity compensation plans. Because our compensation committee is expected to evaluate the performance of our executives in achieving our Company’s long-term goals and stated objectives, the compensation committee charter establishes an expectation that our compensation committee meet at least once annually and more frequently if circumstances dictate. Although our compensation committee has typically met with our Chief Executive Officer, when appropriate, such as when the compensation committee is discussing or evaluating compensation for our Chief Executive Officer, the compensation committee meets in executive session without management. Although our compensation committee is solely responsible for establishing compensation for our Chief Executive Officer, our Chief Executive Officer plays a significant role in establishing compensation received by the other named executive officers by providing periodic reports and recommendations to our compensation committee concerning the performance and compensation of these other named executive officers. With the exception of our Chief Executive Officer, the named executive officers do not currently have any role in determining or recommending the form or amount of compensation that they receive.

The compensation committee generally receives and reviews materials in advance of each meeting. These materials include information that the chair of our compensation committee believes will be helpful to the compensation committee as a whole, such as benchmark information, historical compensation data, performance metrics and criteria and, if applicable, the Board of Director’s assessment of our Company’s performance against its goals. When establishing non-equity incentive plan compensation plans, the committee also reviews sales budgets for applicable markets that are internally prepared by management. Upon request by our compensation committee, our Chief Financial Officer and other named executive officers may provide financial and other information to assist the compensation committee in determining appropriate compensation levels.

Our compensation committee has the authority to retain (with funding provided by us) experts in the field of executive compensation. The compensation committee has the sole authority to retain and terminate these experts and to approve their fees and other retention terms. In addition, our compensation committee has the authority to obtain advice and assistance from internal or external legal, accounting, human resource or other advisors. To date, our compensation committee has not retained a compensation consultant to conduct a comprehensive review of our policies and procedures with respect to executive compensation. However, the compensation committee does conduct an annual review of the total compensation of each of our executive officers.

Elements of 2011 Executive Compensation

Base Salary. The base salaries for the named executive officers were initially established pursuant to employment agreements or arrangements entered into at the commencement of the executives’ employment with our Company, which agreements have been amended to reflect extensions of the executives’ terms of employment and changes in base compensation. The base salaries for our executives are established based on the scope of their responsibilities, the level of their experience and the urgency of our need for the executive’s particular skill set, taking into account competitive market data on compensation for similar positions within public companies having a similar market capitalization and performance as ours. Where applicable, our compensation committee also takes into account the geographic scope of an executive’s responsibilities in light of the global nature of our consolidated operations. Our compensation committee reviews the base salaries of our executives on an annual basis. Subject to existing contractual obligations, salaries may be adjusted as appropriate to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Increases are considered in the context of the general trends in compensation practices, our overall annual budget and in the context of the overall compensation payable to an individual. If our compensation committee believes that increased compensation is warranted based on responsibilities and performance levels that recur from year to year (rather than individual or Company performance over the past year), the increase will generally take the form of an increase in base salary rather than a one-time bonus award. We have entered into written employment agreements with each of Messrs. William L. Yde III, our Chief Executive Officer and President, Scott E. Cody, our Chief Operating Officer, Chief Financial Officer and Treasurer, and Gary L. Worobow, our Executive Vice President, Business and Legal Affairs and Secretary. Compensation for Mr. Pezzimenti is governed by unwritten employment arrangements.

Mr. Yde’s base salary during fiscal 2009 was $450,000. Mr. Yde’s agreement provided for a $50,000 annual increase in his base salary upon reaching certain Company objectives for the preceding fiscal year that is determined annually by the compensation committee or the Board at or near the beginning of that fiscal year. Although Mr. Yde did not meet the applicable performance objectives for fiscal 2009, the compensation committee elected to increase Mr. Yde’s base salary effective July 1, 2009 by $25,000, from $450,000 to $475,000, primarily due to the increased operational and oversight responsibilities that resulted from the Company’s March 1, 2009 acquisition of London-based The Unique Broadcasting Company Limited (now named Global Traffic Network (UK) Commercial Limited) (“Unique”) and the corresponding expansion of our United Kingdom business operations. Effective July 1, 2010, we increased the base salary for Mr. Yde from $475,000 to $525,000 upon reaching the objectives for the 2010 fiscal year. The objectives for Mr. Yde during fiscal 2009 and fiscal 2010 were consistent with his annual bonus objectives for those years, which are discussed below. Effective February 9, 2011, we entered into a new employment agreement with Mr. Yde which increased Mr. Yde’s base salary to $595,000 and provides that he is eligible for $25,000 annual increases in his base salary upon the Company achieving the pre-determined Company objectives determined by our compensation committee.

Pursuant to his employment agreement, Mr. Cody’s base salary during fiscal 2009 was $315,000. Mr. Cody’s employment agreement provided for an automatic 5% increase in his base salary annually. In accordance with his agreement, Mr. Cody’s base salary was increased to $330,750 effective July 1, 2009 and $347,288 effective July 1, 2010. Effective February 9, 2011, Mr. Cody entered into a new employment contract with us which did not change his base compensation for the year ended June 30, 2011 but provides that his base salary will be increased to $395,000 effective July 1, 2011. This new agreement does not provide for further automatic increases in base salary.

Effective March 1, 2009, Mr. Worobow commenced employment at a base compensation level of $250,000. Due to Mr. Worobow’s previous position as a member of our Board and our compensation committee, a special committee of disinterested directors approved the terms of Mr. Worobow’s employment agreement, including the level of his base compensation. Mr. Worobow’s base compensation increased from to $262,500 effective February 1, 2010 and $275,625 effective February 1, 2011 in accordance with the terms of his employment agreement which provided for annual automatic 5% increases in his base salary. Effective July 1, 2011, Mr. Worobow entered into a new employment contract that provides for an initial annual base salary of $290,000 that will be increased automatically by 5% on July 1 of each year commencing July 1, 2012.

Mr. Pezzimenti’s base compensation increased from $480,000 AUD to $525,000 AUD for fiscal 2009. As previously discussed, Mr. Pezzimenti is compensated in Australian dollars and all compensation decisions are based in his local currency without taking into account fluctuations in exchange rates. For fiscal 2010, Mr. Pezzimenti’s base compensation was increased to $561,000 AUD. Effective July 1, 2010, Mr. Pezzimenti’s base compensation was increased to $566,400 AUD. In each of these years, the increase in Mr. Pezzimenti’s base compensation was in recognition of his continued and consistent success in increasing Australia Traffic Networks sales from period to period.

Non-Equity Incentive Plan Compensation (Cash Bonuses)

Our compensation committee establishes objective criteria for the awarding of non-equity incentive plan compensation in the form of cash bonuses. For Messrs. William L. Yde III, our President and Chief Executive Officer, Scott E. Cody our Chief Financial Officer, Chief Operating Officer and Treasurer, and Gary L. Worobow, our Executive Vice President, Business and Legal Affairs, the bonus payments are contingent on the Company satisfying certain consolidated operating profit goals for each fiscal year that are determined by the compensation committee at or near the beginning of the applicable fiscal year. Pursuant to their employment agreements, Mr. Yde is eligible to receive an annual cash bonus of up to 50% of his base salary, Mr. Cody is eligible to receive an annual cash bonus of up to $100,000 and Mr. Worobow is eligible to receive an annual cash bonus of up to one-third of his base salary. In February 2011, we entered into a new employment agreement, the terms of which provide Mr. Cody an annual cash bonus potential equal to 40% of his base salary commencing for fiscal 2012. Because Mr. Worobow’s employment commenced in March 2009, he was first eligible to earn a bonus under the plan during fiscal 2010. However, pursuant to his employment agreement, we paid Mr. Worobow a signing bonus of $20,833. We have chosen operating profits (EBITDA) as the metric on which to base cash bonus plans for eligible executives because we believe it is a key metric on which our performance is measured by investors and other third parties. Further, we have elected to tie cash bonuses under these plans to operating profits (EBITDA) on a consolidated basis, rather than market by market, because we believe it will incentivize eligible executives to focus on the results of our operations as a whole.

The compensation committee set the target EBITDA objective for fiscal 2009 at $10.3 million. As a point of reference, the Company’s fiscal 2008 EBITDA was approximately $5.3 million. For purposes of the bonus calculation, EBITDA is defined as operating income plus depreciation and amortization, excluding the impact of other income and expense. Because it was unclear as to when or if our acquisition of Unique would occur, the target was adopted based on a budget that did not take Unique’s operations into account. Consequently, the actual EBITDA for purposes of the bonus determination was to be calculated net of any impact on EBITDA resulting from Unique operations. Excluding the Unique operations, actual fiscal 2009 EBITDA was approximately $3.5 million and, based on these results, Messrs. Yde and Cody did not receive performance-based bonuses for fiscal 2009. However, the compensation committee elected to award Messrs. Yde and Cody discretionary bonuses of $112,500 and $50,000, respectively, based primarily upon the substantial efforts expended by each of them in negotiating and consummating our acquisition of Unique. To a lesser extent, the compensation committee awarded such bonuses in recognition of revenue growth in our local markets despite economic conditions that resulted in declines in revenue in such markets over the broader advertising industry.

During fiscal 2010, our compensation committee awarded cash bonuses to Messrs. Yde, Cody and Worobow of $237,500, $100,000 and $85,417, respectively, based on the Company exceeding the fiscal 2010 EBITDA goal of $5.1 million, which was set by the Board at the beginning of the fiscal year when approving the Company’s fiscal 2010 budget.

During fiscal 2011, our compensation committee awarded cash bonuses to Messrs. Yde, Cody and Worobow of $297,500, $100,000 and $89,324, respectively based on the Company exceeding the fiscal 2011 EBITDA goal of $12.0 million, which was set by the Board at the beginning of the fiscal year when approving the Company’s fiscal 2011 budget. In order to negate the impact of currency fluctuations over the course of fiscal 2011, over which the Company’s executive officers have no control, the fiscal 2011 EBITDA achieved was calculated assuming that the exchange rates of Australian, Canadian and United Kingdom currency remained constant throughout the fiscal year.

A table summarizing the Company performance against historical EBITDA targets is set forth below:

Fiscal Year	EBITDA Target	Actual EBITDA
2009	$10.3 million	$3.5 million*
2010	$5.1 million	$9.1 million**
2011	$12.0 million	$16.7 million***

*	Excludes the impact of the Company’s acquisition of Unique
**	Excludes impairment charge to fixed assets of $66 thousand
***	Target and “actual” EBITDA based on fixed exchange rates of Australia dollar @ .8750 USD, Canadian dollar @ .95 USD & British pound @ 1.60 USD. Excludes impact of loss on disposal of assets of $94 thousand. Unadjusted actual EBITDA for fiscal year 2011 was approximately $18.4 million.

For fiscal 2012, Messrs. Yde, Cody and Worobow have potential bonuses of $297,500, $158,000 and $96,667, respectively. The bonuses are based on attaining the following percentages of the Company’s EBITDA target as established by the Board. Messrs. Yde, Cody and Worobow will be entitled to receive 10% of their target bonus if the Company achieves 85% of the Company’s EBITDA target, and if actual EBITDA is greater than 85% of the target amount, each of Messrs. Yde, Cody and Worobow will be entitled to receive such 10%, plus an additional percentage equal to six times the amount by which actual EBITDA as a percentage of the target amount exceeds 85%, up to 100% of their respective potential bonus amounts. Furthermore, for purposes of the bonus calculation, EBITDA will be calculated based on actual results in local currencies translated at the exchange rates utilized for the target EBITDA approved by the Board, irrespective of the actual currency rates utilized in preparation of the Company’s financial statements.

Due to the relatively mature nature of our Australian operations, the financial results of these operations were, and continue to be, highly dependant on continued sales of our commercial advertising inventory. Therefore, our compensation committee has determined that annual incentive compensation for B. William Pezzimenti, who serves as President and Director of Australia Traffic Network, should take the form of commission-based bonuses and bonuses related to his respective areas of authority, rather than based on the results of our consolidated operations. Ivan Shulman and John Quinn, whom our Board has identified as key employees, also have components of incentive compensation tied directly to the sales of advertising inventory.

For fiscal 2009, Mr. Pezzimenti received monthly sales-based bonuses of approximately $9,000 or $13,000 (based on the average exchange rate for fiscal 2009) for achieving sales targets set by our Chief Executive Officer and approved by our compensation committee. The targets for 2009 approximated 100% and 104% of Australia Traffic Network fiscal 2009 monthly sales budgets. Australia Traffic Network’s annual sales budget was approximately $58.9 million AUD. For fiscal 2009, Mr. Pezzimenti achieved the higher target level four times, the lower target four times and no sales bonus four times, and achieved approximately 98% of his annual sales target over the course of the entire fiscal year. For fiscal 2009, Mr. Pezzimenti received monthly sales-based bonuses totaling $92,175.

For fiscal 2010, our compensation committee approved three “tiers” of annual Australian revenue targets for fiscal 2010, each of which corresponds with a specified percentage increase in annual revenue from the Australian operations over the fiscal 2009 period. Mr. Pezzimenti was entitled to receive monthly cash bonuses upon the Company’s Australian operations achieving monthly portions of the targeted revenue amounts. Depending on the monthly revenue target tier achieved, Mr. Pezzimenti was entitled to monthly cash bonuses of approximately $7,000, $15,000 or $20,000 (based on the average exchange rate for fiscal 2010). Mr. Pezzimenti was not entitled to receive bonus amounts for any month in which the Company’s Australian operations failed to achieve revenues corresponding to the lowest revenue target tier. However, Mr. Pezzimenti had the opportunity to “recapture” any missed monthly cash bonuses by achieving the cumulative revenue target for the quarter in which the monthly sales bonus was not achieved. Australia Traffic Network’s annual sales budget was approximately $61.1 million AUD. Mr. Pezzimenti achieved the highest of the three targets six times and the middle target the remaining six months, and achieved approximately 104% of his annual sales budget over the course of the entire fiscal year. For fiscal 2010, Mr. Pezzimenti received monthly sales-based bonuses totaling $212,436.

For fiscal 2011, our compensation committee approved three “tiers” of annual Australian revenue targets for fiscal 2011, each of which corresponds with a specified percentage of budgeted annual revenue from the Australian operations. Mr. Pezzimenti was entitled to receive monthly cash bonuses upon the Company’s Australian operations achieving monthly portions of the targeted revenue amounts. Depending on the monthly revenue target tier achieved, Mr. Pezzimenti was entitled to monthly cash bonuses of approximately $7,400, $17,300 or $29,700 (based on the average exchange rate for fiscal 2011). Mr. Pezzimenti was not entitled to receive bonus amounts for any month in which the Company’s Australian operations fail to achieve revenues corresponding to the lowest revenue target tier. However, Mr. Pezzimenti had the opportunity to “recapture” any missed monthly cash bonuses by achieving the cumulative revenue target for the quarter in which the monthly sales bonus was not achieved. Australia Traffic Network’s annual sales budget was approximately $68.5 million AUD. Mr. Pezzimenti achieved the highest of the three targets five times, the middle target four times, the lowest target one time, missed two targets and achieved approximately 102% of his annual sales budget over the course of the entire fiscal year. For fiscal 2011, Mr. Pezzimenti received monthly sales-based bonuses totaling $224,481. In addition, for fiscal 2011, the compensation committee approved an additional bonus for Mr. Pezzimenti based on achieving the quarterly EBITDA goals of Australia Traffic Network. Mr. Pezzimenti was eligible for $25,000 AUD for each quarter in which Australia reached its EBITDA goal. Mr. Pezzimenti reached his EBITDA goal for two quarters and received EBITDA based bonuses of $50,000. The annual EBITDA budget for Australia (excluding management fees paid to Global Traffic Network) was approximately $21.2 million AUD. The EBITDA based bonus was instituted in order to focus and reward Mr. Pezzimenti on the overall performance of our Australian operations, rather than just sales performance. Finally, in recognition of his efforts in turning around our Canadian sales efforts, the compensation committee authorized an additional bonus to be equal to 15% of the amount by which our Canadian sales exceeded $15,000,000 CAD. Canadian sales for fiscal 2011 were approximately $14.9 million and, as such, Mr. Pezzimenti received no bonus with regards to Canadian sales.

For fiscal 2012, our compensation committee approved two “tiers” of annual Australian revenue targets for fiscal 2011, each of which corresponds with a specified percentage of the annual revenue budget. On an annual basis, the tiers correspond to budget and 104% of budget. Mr. Pezzimenti will be entitled to receive monthly cash bonuses upon the Company’s Australian operations achieving monthly portions of the targeted revenue amounts. Depending on the monthly revenue target tier achieved, Mr. Pezzimenti will be entitled to monthly cash bonuses of approximately $16,100 or $32,200 (based on the exchange rate at June 30, 2011). Mr. Pezzimenti is not entitled to receive bonus amounts for any month in which the Company’s Australian operations fail to achieve revenues corresponding to the lowest revenue target tier. However, Mr. Pezzimenti has the opportunity to “recapture” any missed monthly cash bonuses by achieving the cumulative revenue target for the quarter in which the monthly sales bonus was not achieved. In addition, Mr. Pezzimenti is entitled to receive approximately $16,100 (based on the exchange rate at June 30, 2011) for each quarter our Canadian operations reach their revenue budget. Mr. Pezzimenti is paid in Australian dollars and the dollar amounts reflected above have been converted to United States dollars utilizing the exchange rate as of June 30, 2011. Due to the fixed cost nature of our business, it is anticipated that an increase in revenues will yield significant additional operating income and earnings. The compensation committee evaluates the terms of the non-equity incentive plan applicable to Mr. Pezzimenti on an annual basis and revises the terms of this plan based on their review. In addition, the compensation committee has approved an additional bonus plan for Mr. Pezzimenti based on Australian operating profits. Mr. Pezzimenti is entitled to receive approximately $26,800 (based on the exchange rate at June 30, 2011) for each quarter during which Australia Traffic Network achieves its EBITDA target and an additional approximately $107,200 (based on the exchange rate at June 30, 2011) if Australia Traffic Network achieves its annual EBITDA target.

For Mr. Pezzimenti, the sales targets established for a particular fiscal year have been determined using the sales budgets prepared by Company management as a baseline. The compensation committee reviews these budgets with management prior to their adoption and believes that they represent levels that, if achieved, will translate into operating success and increased shareholder value. To provide for meaningful incentives, the compensation committee strives to put in place sales goals that are both challenging yet achievable, and it believes that the Company’s budgets provide a baseline consistent with this approach

Long Term Incentive Program. We believe that long term performance is achieved through an ownership culture that encourages long-term performance by our executive officers through the use of stock-based awards and, to date, our long-term compensation has consisted of stock options and restricted stock. Our stock compensation plans have been established to provide key employees, including our executive officers, with incentives to help align the employees’ interests with those of our stockholders, enabling our executive officers to participate in the long-term appreciation of our stockholder value, while personally experiencing the impact of any business setbacks, whether Company specific or industry based. Additionally, we include stock options and restricted stock in our compensation program as a means of promoting retention of key executives, which is achieved by subjecting such options and restricted stock grants to service-based vesting schedules. Options and restricted stock vest in annual installments over periods that range from three to five years, with vesting dates generally matching the anniversaries of the grant dates. Our initial grants of long-term equity-based incentive compensation following our initial public offering in March 2006, took the form of stock options. Commencing in fiscal 2008, we began also granting shares of restricted stock in part to mitigate the level of dilution resulting from equity based incentives, as the equivalent level of intrinsic value may be realized through granting fewer restricted shares than the amount of shares underlying stock options. Our compensation committee determines the form that an equity-based compensation award will take on an individual basis at the time of grant.

The initial stock option grant made to an executive officer upon joining us is primarily based on competitive conditions applicable to the named executive officer’s specific position. In addition, our compensation committee considers the number of options owned by other executive officers in comparable positions within our Company, as well as at public companies with comparable market capitalizations. Subsequent grants to executive officers are generally considered and awarded in connection with the annual company-wide compensation review or at other times deemed appropriate. Such subsequent grants serve to maintain a competitive position for our Company relative to new opportunities that may become available to our executive officers.

Awards to an executive officer are based upon his or her sustained performance over time, ability to impact results that drive our stockholder value, level of responsibility within the Company, potential to take on roles of increasing responsibility in our Company and competitive equity award levels for similar positions and responsibilities in public companies with comparable market capitalizations and performance. As mentioned above, the award of stock-based compensation has remained subjective and qualitative by nature, and equity awards are not granted automatically to our executive officers on an annual basis.

During the fiscal year ended June 30, 2009, we granted no equity based awards to our executive officers, although Mr. Worobow received 20,000 shares of restricted stock related to his service on our Board prior to the commencement of his employment with the Company.

In July 2009, we granted Messrs. Worobow and Cody options to purchase 20,000 shares and 100,000 shares of our common stock, respectively. As with previous grants, these grants were intended to more closely align our executives’ interests with those of our shareholders and they were deemed appropriate in light of each executive’s potential to impact our Company’s operations over the life of the awards. In November 2009, we granted Mr. Pezzimenti 25,000 shares of restricted stock and an option to purchase 25,000 shares of our common stock. Mr. Pezzimenti’s grants were delayed so that we could fully understand the impact of newly enacted Australian legislation that changed the manner in which stock options and restricted stock recipients are taxed and diminished the attractiveness of stock options or restricted stock as a form of long-term incentive compensation. As with prior grants to Mr. Pezzimenti, these grants were designed to reward Mr. Pezzimenti for the outstanding performance of the Australia Traffic Network in light of the importance of the Company’s Australian operations to the Company’s overall performance, as well as to acknowledge his increased involvement in our Canadian operations.

In August 2010, we granted Mr. Cody options to purchase 100,000 shares of our common stock, Mr. Pezzimenti 35,000 shares of restricted stock and Mr. Worobow options to purchase 20,000 shares of our common stock and 20,000 shares of restricted stock. These grants were intended to more closely align our executives’ interests with those of our shareholders and they were deemed appropriate in light of each executive’s potential to impact our company’s operations over the life of the awards. In February 2011, in conjunction with their entering new employment agreements with the Company, we granted Messrs. Yde and Cody 50,000 and 22,725 shares of restricted stock, respectively.

In July 2011, we granted Mr. Worobow 10,000 stock options and 10,000 shares of restricted stock and granted Mr. Pezzimenti 30,000 stock options.

Our compensation committee will continue to analyze the facts and circumstances surrounding these and other executives when making equity based compensation grant determinations.

We have not established any stock ownership guidelines for our executives but we believe that a meaningful equity stake in our Company by our executive officers fosters alignment between the interests of our executive officers and those of our stockholders.

Severance and Other Benefits Upon Termination of Employment

In order to achieve our compensation objective of attracting, retaining and motivating qualified executives, we believe that we need to provide our executive officers with severance protections that are consistent with the severance protections offered by public companies with similar market capitalizations. Thus, the current employment agreements with Messrs. Yde, Cody and Worobow provide for severance benefits in the event of a termination of employment by the Company without cause or by the executive in the event of a material breach by the Company of the executive’s employment agreement. Our compensation committee has determined that it is appropriate to provide these executives with severance benefits under these circumstances in light of their positions with our Company and as part of their overall compensation package. The severance benefits for these executives consist of continued salary (including contractual increases where applicable) for a period of 18 months for Mr. Yde, and 12 months for Messrs. Cody and Worobow.

In addition, in the event of an acquisition of the Company through the sale of substantially all of the Company’s assets or through a merger, exchange, reorganization or liquidation of the Company or a similar event as determined by our Board or compensation committee, all unvested equity-based incentives awarded to Messrs. Yde, Cody and Worobow will immediately vest upon the closing of such transaction.

We believe these severance benefits are consistent with severance arrangements of public companies with similar market capitalizations and provide these executive officers with financial and personal security during a period of time when they are likely to be unemployed. See “Potential Payments Upon Termination or Change in Control” below for a description of the potential payments that may be made to the named executive officers in connection with their termination of employment or upon a change in control.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, places a limit of $1,000,000 on the amount of compensation that we may deduct in any one year with respect to each of our five most highly paid executive officers. There is an exception to the $1,000,000 limit, however, for performance-based compensation meeting certain requirements. Stock option awards generally are performance-based compensation meeting those requirements and, as such, are fully deductible.

COMPENSATION COMMITTEE REPORT

The compensation committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K of the Exchange Act with management and, based on such review and discussions, the compensation committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement.

The Compensation Committee:

Shane E. Coppola

William M. Mower

SUMMARY COMPENSATION TABLE

The following summary compensation table reflects cash and non-cash compensation for the fiscal years ended June 30, 2011, 2010 and 2009 awarded to or earned by the named executive officers.

Name and Principal Position	Fiscal Year Ended June 30	Salary ($)		Bonus ($)		Stock Awards ($)(1)			Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)			All Other Compensation ($)			Total ($)
William L. Yde III	2011		$552,596		$—		$551,500			$—		$297,500	(2)		$12,000	(4)		$1,413,596
Chairman, President and Chief Executive Officer	2010 2009	$ $	475,000 450,000	$ $	— 112,500	$ $	— —		$ $	— —	$ $	237,500 —	(3)	$ $	12,000 12,000	(4) (4)	$ $	724,500 574,500

Scott E. Cody	2011		$347,288		$—		$250,657			$350,700		$100,000	(2)		$12,000	(4)		$1,060,645
Chief Financial Officer, Chief Operating Officer and Treasurer	2010 2009	$ $	330,750 315,000	$ $	— 50,000	$ $	— —		$ $	253,000 —	$ $	100,000 —	(3)	$ $	12,000 12,000	(4) (4)	$ $	695,750 377,000

B. William Pezzimenti(5)	2011		$561,156		$—		$192,850			$—		$274,481	(6)		$—			$1,028,487
President and Director of Australia Traffic Network, International Director of Sales and Training	2010 2009	$ $	495,111 390,954	$ $	— —	$ $	103,250 —		$ $	68,175 —	$ $	212,436 92,175	(7) (8)	$ $	— 52,786	(9)	$ $	878,972 535,915

Gary Worobow(10)	2011		$267,969		$—		$110,200			$70,140		$89,324	(2)		$12,000	(4)		$549,633
Executive Vice President, Business and Legal Affairs	2010 2009	$ $	255,208 83,333	$ $	— 20,833	$ $	— 92,000	(11)	$ $	50,600 —	$ $	85,417 —	(3)	$ $	12,000 4,000	(4) (4)	$ $	403,225 200,166

(1)	Amounts shown reflect the fair value dollar amount of grants received during period as calculated in accordance with FASB ASC 718. Such amounts are recognized for financial statement reporting purposes on a pro rated basis over the vesting period. The amounts previously reported for grants received in fiscal 2009 reflected the expense for financial statement purposes and have been restated for purposes of this report to reflect the full fair value dollar amount of such grants.
(2)	Represents cash bonus amounts paid upon the Company exceeding a fiscal 2011 EBITDA goal of $12.0 million. For purposes of the bonus calculation, EBITDA is defined as operating income plus depreciation and amortization, excluding the impact of other income and expense. The recipient was entitled to receive 10% of his target bonus amount if the Company achieved 85% of the EBITDA target, and if actual EBITDA was greater than 85% of the target amount, the recipient was entitled to receive such 10%, plus an additional percentage equal to six times the amount by which actual EBITDA as a percentage of the target amount exceeded 85%, up to 100% of the potential bonus amount. In addition, for purposes of the bonus, EBITDA was calculated assuming that currency exchange rates remained constant throughout the performance period as follows: Australia 0.8750, Canada 0.9500 and U.K. 1.500 regardless of the actual exchange rates for the period. EBITDA calculated consistent with these criteria was approximately $16.7 million and actual 2011 EBITDA was approximately $18.4 million.
(3)	Represents cash bonus amounts paid upon the Company exceeding a fiscal 2010 EBITDA goal of $5.1 million. For purposes of the bonus calculation, EBITDA is defined as operating income plus depreciation and amortization, excluding the impact of other income and expense. Actual 2010 EBITDA was approximately $9.1 million.
(4)	Consists of an additional $1,000 per month paid to executive in lieu of the Company providing medical insurance.
(5)	Mr. Pezzimenti is paid in Australian dollars. For the purposes of this table, his salary, bonus, non-equity incentive plan compensation and all other compensation have been converted to United States dollars utilizing the average monthly exchange rate for the fiscal years ended June 30, 2011, 2010 and June 30, 2009, as applicable.
(6)	Represents non-equity incentive plan compensation in the form of monthly sales-based commissions and quarterly EBITDA bonuses. Our compensation committee approved three “tiers” of annual Australian revenue targets for fiscal 2011, corresponding to 98% of budget, 100% of budget and 104% of budget. Mr. Pezzimenti was entitled to receive monthly cash bonuses upon the Company’s Australian operations achieving monthly portions of the targeted revenue amounts. Depending on the monthly revenue target tier achieved, Mr. Pezzimenti was entitled to monthly cash bonuses of approximately $7,400, $17,300 or $29,700 (based on the average exchange rate for fiscal 2011). Mr. Pezzimenti was not entitled to receive bonus amounts for any month in which the Company’s Australian operations failed to achieve revenues corresponding to the lowest revenue target tier. However, we agreed to “true-up” bonus payments on a quarterly basis such that Mr. Pezzimenti was entitled to receive the monthly bonus payments for any month within the quarter which he missed the monthly tier but achieved the quarterly tier on a cumulative basis. Mr. Pezzimenti received $224,481 in non-equity incentive plan compensation in the form of monthly sales-based commissions for fiscal 2011. In addition, Mr. Pezzimenti was entitled to bonuses of approximately $25,000 for each quarter the Australian operations reached their EBITDA goal. Mr. Pezzimenti received $50,000 in non-equity incentive plan compensation in the form of quarterly EBITDA bonuses for fiscal 2011.
(7)

Represents non-equity incentive plan compensation in the form of monthly sales-based commissions. Our compensation committee approved three “tiers” of annual Australian revenue targets for fiscal 2010, each of which corresponds with a specified percentage increase in annual revenue from the Australian operations over the fiscal 2009 period. Mr. Pezzimenti was entitled to receive monthly cash bonuses upon the Company’s Australian operations achieving monthly portions of the targeted revenue amounts. Depending on the monthly revenue target tier achieved, Mr. Pezzimenti was entitled to monthly cash bonuses of approximately $7,000, $15,000 or $20,000 (based on the average exchange rate for fiscal 2010). Mr. Pezzimenti was not entitled to receive bonus amounts for any month in which the Company’s Australian operations failed to achieve revenues corresponding to the lowest revenue target tier. However, we agreed to “true-up” bonus payments on a quarterly basis such that Mr. Pezzimenti was entitled to receive the monthly bonus payments for any month within the quarter which he missed the monthly tier but achieved the quarterly tier on a cumulative basis. Mr. Pezzimenti received $212,436 in non-equity incentive plan compensation in the form of monthly sales-based commissions for fiscal 2010.
(8)	Represents non-equity incentive plan compensation in the form of monthly sales bonuses. Mr. Pezzimenti received monthly sales-based bonuses of approximately $9,000 or $13,000 (based on the average exchange rate for fiscal 2009) in fiscal year 2009 for achieving sales targets set by our Chief Executive Officer. The targets for 2009 approximated 100% and 104% of Australia Traffic Network’s fiscal 2009 monthly sales budgets. Mr. Pezzimenti received $92,175 in non-equity incentive plan compensation in the form of monthly sales-based commissions for fiscal 2009.
(9)	Consists of automobile related costs incurred for the benefit of the employee. At the beginning of fiscal 2009 we transferred ownership to Mr. Pezzimenti of the Company’s owned automobile used by him in lieu of providing him with a company paid automobile. The compensation for fiscal 2009 represents the book value of the automobile at the time of transfer, which we believe approximated the fair value of the automobile.
(10)	Mr. Worobow served on our Board from December 8, 2006 until March 1, 2009. Effective March 1, 2009, Mr. Worobow resigned as a director and commenced employment with the Company as its Executive Vice President, Business and Legal Affairs. Compensation for periods prior to March 1, 2009 pertains to his service on our Board.
(11)	Reflects the fair value dollar amount of grants of restricted stock in accordance to FASB ASC 718 associated with Mr. Worobow’s service as a director of the Company.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The Summary Compensation Table above quantifies the value of the different forms of compensation earned by or awarded to our named executive officers in fiscal years 2011, 2010 and 2009. The primary elements of the named executive officers’ total compensation reported in the table are base salary, discretionary cash bonus, non-equity incentive plan compensation in the form of performance based cash bonuses and long-term equity incentive consisting of stock options and/or restricted stock. Our named executive officers also earned or were paid the other benefits listed in column entitled “All Other Compensation” of the Summary Compensation Table, as further described in the footnotes to the table.

The Summary Compensation Table should be read in conjunction with the tables and narrative descriptions that follow. A description of the material terms of each named executive officer’s employment agreement, base salary and bonus is provided immediately following this paragraph. The Grants of Plan-Based Awards in Fiscal 2011 table, and the description of the material terms of the stock options and restricted stock granted in fiscal 2011 that follows it, provide information regarding the long-term equity incentives awarded to named executive officers in fiscal 2011. The Outstanding Equity Awards at Fiscal 2011 Year-End table provides further information on the named executive officers’ potential realizable value with respect to their equity awards. The discussion of the potential payments due upon a termination of employment or change in control that follows is intended to further explain the potential future payments that are, or may become, payable to our named executive officers under certain circumstances.

DESCRIPTION OF EMPLOYMENT AGREEMENTS AND ARRANGEMENTS, SALARY, AND BONUS AMOUNTS

Employment Agreement with William L. Yde III

Salary and Bonus. Effective February 9, 2011, we entered into an employment agreement with William L. Yde III, our Chief Executive Officer and President, that has a term that runs through June 30, 2014. Pursuant to this agreement, Mr. Yde currently receives a base salary of $595,000 per year and is entitled to $25,000 increases in his base salary on July 1 of each year (starting July 1, 2012) provided that the Company achieves certain profit levels to be determined by the Board for the preceding fiscal year. Mr. Yde is also entitled to receive an annual performance-based bonus of up to 50% of his annual base salary for each fiscal year during the agreement’s term. The amount of each year’s bonus, if any, will be determined and paid based upon satisfaction of certain operating profit goals to be determined by our compensation committee for the applicable fiscal year and is contingent upon Mr. Yde remaining an active employee of the Company through the end of the applicable fiscal year. Mr. Yde’s employment agreement provides that unless and until the Company elects to provide its United States based employees with medical insurance, the Company will pay Mr. Yde $1,000 per month in lieu of providing him with medical insurance. The agreement requires Mr. Yde to devote substantially all of his working time to our Company.

Equity-based Incentives. In connection with entering into the employment agreement, our Board approved a grant of 50,000 restricted shares of Company common stock on the effective date of the agreement. The restricted stock grant is subject to transfer and forfeiture restrictions that lapse in three annual installments of 16,666 shares each on February 9, 2012 and 2013 and 16,668 shares on February 9, 2014. In the event of an acquisition of the Company through the sale of substantially all of the Company’s assets or through a merger, exchange, reorganization or liquidation of the Company or a similar event as determined by the Board or the Compensation Committee thereof, all unvested options to purchase Company stock or other equity-based incentives awarded to Mr. Yde will immediately vest upon the closing of such transaction. Also pursuant to the agreement, our Board, in its sole discretion, may grant Mr. Yde up to 500,000 shares of our common stock (as adjusted for stock splits, stock combinations, reorganizations or similar events) if our stock has traded at an average closing sales price of $30.00 per share for 20 consecutive trading days during the term of the agreement, as reported on NASDAQ (or such other market or exchange if our common stock is then quoted or listed on a market or exchange other than NASDAQ).

Confidentiality, Non-competition and Non-solicitation. The agreement contains standard provisions regarding protection of our confidential information (as defined in the employment agreement) and prohibits Mr. Yde from directly or indirectly engaging in the following actions during the period he is employed by us and continuing for one year following the termination of the agreement, without our prior express written consent:

•	providing services to any of our competitors anywhere outside of the United States similar to those provided to us during his employment;

•	soliciting or attempting to induce any of our customers, suppliers, licensees, licensors or other business relations to cease doing business with us; or

•

soliciting or attempting to induce any of our employees to leave our employ, or to work for, render services or provide advice to or supply our confidential business information or trade secrets to any third person or entity.

Employment Agreement with Scott E. Cody

Salary and Bonus. Effective February 9, 2011, we entered into a new employment agreement with Scott E. Cody, our Chief Operating Officer and Chief Financial Officer. The agreement is for an indeterminate term. Pursuant to the agreement, Mr. Cody was entitled to receive a base salary of $347,288 through June 30, 2011 and is entitled to receive a base salary of $395,000 per year thereafter. Mr. Cody is also entitled to receive an annual performance-based bonus of up to $100,000 for fiscal 2011 and up to 40% of his base salary for each fiscal year during the agreement’s term. The amount of each year’s bonus, if any, will be determined and paid based upon satisfaction of certain operating profit goals to be determined by the compensation committee for the applicable fiscal year and is contingent upon Mr. Cody remaining an active employee of the Company through the end of the applicable fiscal year. Mr. Cody’s employment agreement provides that unless and until the Company elects to provide its United States based employees with medical insurance, the Company will pay Mr. Cody $1,000 per month in lieu of providing him with medical insurance. The employment agreement, as amended, requires Mr. Cody to devote substantially all of his working time to our Company.

Equity-based Incentives. During the fiscal years covered by the Summary Compensation Table above, the Company made various grants of equity based awards to Mr. Cody. On July 9, 2009, we granted Mr. Cody stock options to purchase 100,000 shares of our common stock at an exercise price equal to $3.76 per share, which vests over three years with 33,333 shares vesting on each of July 9, 2010 and 2011 and 33,334 shares vesting on July 9, 2012. On August 12, 2010, we granted Mr. Cody stock options to purchase an additional 100,000 shares of our common stock at an exercise price equal to $5.51 per share, which vests over three years with 33,333 shares vesting on each of August 12, 2011 and 2010 and 33,334 shares vesting on August 12, 2013. In conjunction with entering his new employment agreement with the Company, on February 9, 2011 we granted Mr. Cody 22,725 restricted shares of our common stock. The restricted stock grant is subject to transfer and forfeiture restrictions that lapse in three equal annual installments of 7,575 shares each on February 9, 2012, 2013 and 2014. The exercise prices of all stock options are equal to the fair market value of our common stock on the date of grant. In the event of an acquisition of the Company through the sale of substantially all of the Company’s assets or through a merger, exchange, reorganization or liquidation of the Company or a similar event as determined by our Board or compensation committee, all unvested equity-based incentives awarded to Mr. Cody immediately vest upon the closing of such transaction.

Confidentiality, Non-competition and Non-solicitation. The employment agreement contains standard provisions regarding protection of our confidential information (as defined in the employment agreement) and prohibits Mr. Cody from directly or indirectly engaging in the following actions during the period he is employed by us and continuing for one year following the termination of the employment agreement, without our prior express written consent:

•	providing services to any of our competitors anywhere outside of the United States similar to those provided to us during his employment;

•	soliciting or attempting to induce any of our customers, suppliers, licensees, licensors or other business relations to cease doing business with us; or

•

soliciting or attempting to induce any of our employees to leave our employ, or to work for, render services or provide advice to or supply our confidential business information or trade secrets to any third person or entity.

Employment Arrangement with B. William Pezzimenti

Salary and Bonus. B. William Pezzimenti is employed by Australia Traffic Network pursuant to an unwritten arrangement that has no definite term. His base salary, cash bonus and/or cash-based incentive compensation plan is determined for each fiscal year by our Chief Executive Officer in consultation with our compensation committee. Effective July 1, 2010 his base salary is $566,400 AUD. In each of fiscal 2009, 2010 and 2011, Mr. Pezzimenti has been entitled to receive non-equity incentive compensation in the form of cash bonuses for our Australian operations achieving pre-determined revenue targets. For fiscal 2011, Mr. Pezzimenti was also eligible to receive additional cash bonuses based on our Australian operations achieving pre-determined quarterly EBITDA goals and also based on the amount, if any, by which revenues of our Canadian operations exceeded a pre-determined target. Mr. Pezzimenti’s non-equity incentive compensation plans for fiscal 2009, 2010 and 2011, as well as the plan in place for fiscal 2012, are described in detail under “Compensation Discussion and Analysis” above.

Equity-based Incentives. Mr. Pezzimenti’s equity-based compensation grants are made by our compensation committee, generally at the suggestion of our Chief Executive Officer, from time to time as deemed appropriate. During the fiscal years covered by the Summary Compensation Table above, the Company made various grants of equity based awards to Mr. Pezzimenti. On November 5, 2009, we granted Mr. Pezzimenti 25,000 restricted shares of our common stock and stock options to purchase an additional 25,000 shares of our common stock at an exercise price equal to $4.13 per share. The option vests over three years with 8,334 shares vesting on November 5, 2010, and 8,333 shares vesting on each of November 5, 2011 and 2012. The restricted stock grant is subject to transfer and forfeiture restrictions that lapse in three annual installments of 8,334 shares on November 5, 2010 and 8,333 shares each on November 5, 2011 and 2012. On August 12, 2010, the compensation committee granted Mr. Pezzimenti 35,000 restricted shares of our common stock. The restricted stock grant is subject to transfer and forfeiture restrictions that lapse in three annual installments of 11,667 shares each on August 12, 2011 and 2012 and 11,666 shares on August 12, 2013. On July 6, 2011, the compensation committee granted Mr. Pezzimenti stock options to purchase an additional 30,000 shares of our common stock at an exercise price equal to $11.90 per share. The option vests over three years with 10,000 shares vesting on July 6, 2012, 2013 and 2014. The exercise prices of all of these options are equal to the fair market value of our common stock on the date of grant.

Confidentiality, Non-competition and Non-solicitation. We have entered into an agreement with Mr. Pezzimenti which provides for confidentiality, non-competition and non-solicitation covenants that will remain in effect for a period of one year following termination of Mr. Pezzimenti’s employment.

Employment Agreement with Gary L. Worobow

Salary and Bonus. On March 11, 2009, we entered into an employment agreement with Gary L. Worobow, our Executive Vice President, Business and Legal Affairs, that was scheduled to run through June 30, 2012. Pursuant to the agreement, Mr. Worobow was entitled to receive an annualized base salary of $250,000 through January 2010, which was subject to 5% annual increases commencing February 1, 2010. In addition, Mr. Worobow received a one-time bonus equal to one month’s salary upon commencing employment. Mr. Worobow was also entitled to receive an annual performance-based bonus of up to one-third of his base salary for each of fiscal 2010, 2011 and 2012. The amount of each year’s bonus, if any, was to be determined and paid based upon satisfaction of certain operating profit goals to be determined by the compensation committee for the applicable fiscal year and was contingent upon Mr. Worobow remaining an active employee of the Company through the end of the applicable fiscal year. In addition to reimbursing Mr. Worobow for reasonable expenses incurred in performing his duties, including maintaining bar association membership and satisfying continuing legal education requirements, the employment agreement provided that unless and until the Company elects to provide its United States based employees with medical insurance, we would pay Mr. Worobow $1,000 per month in lieu of providing him with medical insurance. The employment agreement required Mr. Worobow to devote substantially all of his working time to our Company. Effective July 1, 2011, we entered a new employment agreement with Mr. Worobow for an indefinite term. Under the new agreement, Mr. Worobow is entitled to receive an annualized base salary to $290,000, which is subject to an annual 5% increases commencing July 1, 2012, and is also entitled to receive an annual performance-based bonus of up to one-third of his base salary. As with his prior employment agreement, the amount of each year’s bonus, if any, will be determined and paid based upon satisfaction of certain operating profit goals to be determined by the compensation committee for the applicable fiscal year and is contingent upon Mr. Worobow remaining an active employee of the Company through the end of the applicable fiscal year. Also consistent with his prior employment agreement, Mr. Worobow’s new agreement provides for the reimbursement of reasonable expenses incurred in performing his duties (including maintaining bar association membership and satisfying continuing legal education requirements) and for the payment of $1,000 per month unless and until the Company elects to provide its United States based employees with medical insurance.

Equity Based Incentives. During the fiscal years covered by the Summary Compensation Table above, the Company made various grants of equity based awards to Mr. Worobow. On July 9, 2009, we granted

Mr. Worobow stock options to purchase 20,000 shares of our common stock at an exercise price equal to $3.76 per share. The option vests over three years with 6,667 shares vesting on each of July 9, 2010 and 2011 and 6,666 shares vesting on July 9, 2012. On August 12, 2010, we granted Mr. Worobow stock options to purchase an additional 20,000 shares of our common stock at an exercise price equal to $5.51 per share and 20,000 shares of restricted stock. The option and restricted shares both vest over three years with 6,667 shares of each vesting on each of August 12, 2011 and 2010 and 6,666 shares of each vesting on August 12, 2013. On July 6, 2010, the compensation committee granted Mr. Worobow stock options to purchase an additional 10,000 stock options at an exercise price of $11.90 per share and 10,000 shares of restricted stock. The option and restricted shares both vest over three years with 3,334 shares of each vesting on July 6, 2012 and 3,333 shares of each vesting on each of July 6, 2013 and 2014. The exercise prices of all of these stock options are equal to the fair market value of our common stock on the date of grant. In the event of an acquisition of the Company through the sale of substantially all of the Company’s assets or through a merger, exchange, reorganization or liquidation of the Company or a similar event as determined by the Board or the Compensation Committee thereof, all unvested options to purchase Company stock or other equity based incentives awarded to Mr. Worobow immediately vest upon the closing of such transaction.

Confidentiality, Non-competition and Non-solicitation. The employment agreement contains standard provisions regarding protection of our confidential information (as defined in the employment agreement) and prohibits Mr. Worobow from directly or indirectly engaging in the following actions during the period he is employed by us and continuing for one year following the termination of the agreement, without our prior express written consent:

•	providing services to any of our competitors anywhere outside of the United States similar to those provided to us during his employment;

•	soliciting or attempting to induce any of our customers, suppliers, licensees, licensors or other business relations to cease doing business with us; or

•

soliciting or attempting to induce any of our employees to leave our employ, or to work for, render services or provide advice to or supply our confidential business information or trade secrets to any third person or entity.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2011

The following table sets forth information with respect to stock options and restricted stock granted to the named executive officers during the fiscal year ended June 30, 2011. All stock options and restricted stock identified in the following table were granted under the Company’s 2005 Stock Incentive Plan, as amended, the material terms of which are described below.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards							Stock Awards: Number of Shares of Stock (#)	Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards(1)
Name	Threshold ($)		Target ($)		Maximum ($)		Grant Date
William L. Yde III	29,750	(2)	—		297,500	(3)	July 21, 2010	—	—	—	—
William L. Yde III	—		—		—		February 9, 2011	50,000	—	—	$551,500

Scott E. Cody	10,000	(2)	—		100,000	(3)	July 21, 2010	—	—	—	—
Scott E. Cody	—		—		—		August 12, 2010	—	100,000	$5.51	$350,700
Scott E. Cody	—		—		—		February 9, 2011	22,725	—	—	$250,657

Gary L. Worobow	8,932	(2)	—		89,324	(3)	July 21, 2010	—	—	—	—
Gary L. Worobow	—		—		—		August 12, 2010	—	20,000	$5.51	$70,140
Gary L. Worobow	—		—		—		August 12, 2010	20,000	—	—	$110,200

B. William Pezzimenti	88,800	(4)(5)	207,600	(5)(6)	356,400	(5)(7)	July 21, 2010	—	—	—	—

B. William Pezzimenti	24,800	(5)(8)	—		99,200	(5)(9)	July 21, 2010	—	—	—	—
B. William Pezzimenti	—		—		—		August 12, 2010	35,000	—	—	$192,850

(1)	Amounts shown reflect the dollar amount recognized for financial statement reporting purposes in accordance with FASB ASC 718 that will be expensed over the vesting period.
(2)	Represents the amount of cash incentive compensation that the recipient was entitled to receive if the Company achieved 85% of the fiscal 2011 EBITDA goal of $12.0 million.
(3)	Represents the amount of cash incentive compensation that the recipient was entitled to receive if the Company met or exceeded 100% the fiscal 2011 EBITDA goal of $12.0 million.
(4)	Represents the amount of cash incentive compensation that the recipient was entitled to receive if the Company’s Australian operations generated revenues in excess of 98% budgeted amounts, but less than 100% of budgets amounts, during each month of fiscal 2011.
(5)	Mr. Pezzimenti is paid in Australian dollars. Amount reflected above have been translated to United States dollars based on the average exchange rate for fiscal 2011.
(6)	Represents the amount of cash incentive compensation that the recipient was entitled to receive if the Company’s Australian operations generated revenues in excess of 100% budgeted amounts, but less than 104% of budgets amounts, during each month of fiscal 2011.
(7)	Represents the amount of cash incentive compensation that the recipient was entitled to receive if the Company’s Australian operations generated revenues in excess of 104% of budgeted amounts during each month of fiscal 2011.
(8)	The recipient was entitled to receive $24,800 (based on the average exchange rate for the year) for each quarter of fiscal 2011 during which the Company’s Australian operations achieved a pre-determined EBITDA goal. Represents the amount of cash incentive compensation that the recipient was entitled to receive if the Company’s Australian operations achieved such goal for one quarter during fiscal 2011.
(9)	The recipient was entitled to receive $24,800 based on the average exchange rate for the year) for each quarter of fiscal 2011 during which the Company’s Australian operations achieved a pre-determined EBITDA goal. Represents the amount of cash incentive compensation that the recipient was entitled to receive if the Company’s Australian operations achieved such goal for all four quarters during fiscal 2011.

GLOBAL TRAFFIC NETWORK, INC. 2005 STOCK INCENTIVE PLAN

We maintain the 2005 Stock Incentive Plan that, as amended and restated to date (the “2005 Plan”), authorizes the granting of stock based awards to purchase up to 2,400,000 shares of our common stock, of which a total of 1,341,383 shares were subject to outstanding option and restricted stock grants at June 30, 2011. Under the 2005 Plan, our Board or a committee of two or more non-employee directors designated by our Board administers the 2005 Plan. As such, the Board or compensation committee, as applicable, has the power to grant awards, to determine when and to whom awards will be granted, the form of each award, the amount of each award, and any other terms or conditions of each award consistent with the terms of the 2005 Plan. Awards may be made to our employees, directors and consultants. The types of awards that may be granted under the 2005 Plan include incentive and non-qualified stock options, restricted and unrestricted stock, stock appreciation rights, performance shares and other stock-based awards. Each award agreement will specify the number and type of award, together with any other terms and conditions as determined by the Board or committee thereof in its sole discretion.

The following table sets forth certain information as of June 30, 2011 with respect to the 2005 Plan.

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders:
Amended and Restated 2005 Stock Incentive Plan	1,033,664	$5.17	570,607

Total:	1,033,664	$5.17	570,607

Equity compensation plans not approved by stockholders:
None	—	—	—

Total	—	—	—

In the event of a sale or merger of the company, the Board or applicable committee may take any action with respect to outstanding awards that it deems equitable, including providing for the assumption or substitution of outstanding awards, or the acceleration or termination of unvested awards. The Board may amend or discontinue the 2005 Plan at any time, except as would impair the rights with respect to any awards outstanding under the 2005 Plan.

OUTSTANDING EQUITY AWARDS AT 2011 FISCAL YEAR-END

The following table includes certain information as of June 30, 2011 with respect to the value of all unexercised stock options and restricted shares previously awarded to the named executive officers. All stock options and restricted stock identified in the following table were granted under the 2005 Plan.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Not exercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock that have not Vested (#)		Market Value of Shares of Stock that have not Vested ($)(14)
William L. Yde III	—	—		—	—	50,000	(1)	$574,500
Scott E. Cody	100,000	—		$5.00	March 23, 2016	—		—
Scott E. Cody	100,000	—		$5.25	March 29, 2017	—		—
Scott E. Cody	50,000	—		$6.80	March 12, 2018	—		—
Scott E. Cody	33,333	66,667	(2)	$3.76	July 9, 2019	—		—
Scott E. Cody	—	100,000	(4)	$5.51	August 12, 2020	—		—
Scott E. Cody	—	—		—	—	22,725	(3)	$261,110
B. William Pezzimenti	—	40,000	(5)	$6.80	March 12, 2018	—		—
B. William Pezzimenti	—	16,666	(6)	$4.13	November 5, 2019	—		—
B. William Pezzimenti	—	—		—	—	16,666	(7)	$191,492
B. William Pezzimenti	—	—		—	—	35,000	(8)	$402,150
Gary L. Worobow	50,000	—		$4.66	December 8, 2016	—		—
Gary L. Worobow	—	—		—	—	6,666	(12)(11)	$76,592
Gary L. Worobow	13,334	6,666	(13)	$3.76	July 9, 2019	—		—
Gary L. Worobow	—	20,000	(9)	$5.51	August 12, 2020	—		—
Gary L. Worobow	—	—		—	—	20,000	(10)	$229,800

(1)	Vests with respect to 16,666 shares on each of February 9, 2012 and February 9, 2013 and 16,668 shares on February 9, 2014.
(2)	Vests with respect to 33,333 shares on July 9, 2011 and 33,334 shares on July 9, 2012.
(3)	Vests with respect to 7,575 shares on each of February 9, 2012, February 9, 2013 and February 9, 2014.
(4)	Vests with respect to 33,333 shares on each of August 12, 2011 and August 12, 2012 and 33,334 shares on August 12, 2013.
(5)	Vests with respect to 20,000 shares on each on March 12, 2012 and March 12, 2013.
(6)	Vests with respect to 8,333 shares on each of November 5, 2011 and November 5, 2012.
(7)	Vests with respect to 8,333 shares on each of November 5, 2011 and November 5, 2012.
(8)	Vests with respect to 11,667 shares on each of August 12, 2011 and August 12, 2012 and 11,666 shares on August 12, 2013.
(9)	Vests with respect to 6,667 shares on each of August 12, 2011 and August 12, 2012 and 6,666 shares on August 12, 2013.
(10)	Vests with respect to 6,667 shares on each of August 12, 2011 and August 12, 2012 and 6,666 shares on August 12, 2013.
(11)	Granted in connection with service as non-employee director prior to commencement of employment with the Company.
(12)	Vests with respect to 6,666 shares on February 26, 2012.
(13)	Vests with respect to 6,666 shares on July 9, 2012.
(14)	Market value is based on $11.49 per share, which was the closing price on June 30, 2011, the last day of our fiscal year.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information concerning each exercise of stock options and each vesting of stock, including performance shares, during the fiscal year ended June 30, 2011 for each named executive officer:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
William L. Yde III	—	$—	—	$—
Scott E Cody	—	$—	5,000	$58,000
Gary L. Worobow	—	$—	13,333	$162,863
B. William Pezzimenti	128,334	$786,855	8,334	$57,225

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

If Mr. Yde’s employment agreement is terminated voluntarily by Mr. Yde or upon his death or disability, or if we terminate the employment agreement for “cause,” Mr. Yde will only be entitled to compensation and benefits accrued through the effective date of termination. If we terminate the employment agreement without “cause” or if Mr. Yde terminates the employment agreement as a result of a material breach by us or his being required to report directly to anyone other than our Board (or a committee thereof), Mr. Yde will also be entitled to severance in the form of continuation of his base salary for 18 months following the effective date of termination in accordance with our normal payroll business practices but subject to compliance with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). In the event that severance payments and/or accelerated vesting of equity awards would result in Mr. Yde receiving “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (“Section 280G”), the severance payments will be reduced to the extent that the reduction would result in Mr. Yde receiving a greater net-after-tax amount. The term “cause” under the employment agreement includes the following events: (i) Mr. Yde’s conviction of a felony; (ii) Mr. Yde’s material breach of the employment agreement; (iii) Mr. Yde’s material violation of a Company policy that has a materially adverse effect on the Company; (iv) Mr. Yde’s failure to perform his duties as our President and Chief Executive Officer as required by the employment agreement, which failure has not been cured following ten days after written notice is given; or (v) Mr. Yde’s habitual intoxication, drug use or chemical substance abuse by any intoxicating or chemical substance. If Mr. Yde’s employment had been terminated without “cause” as of June 30, 2011 (our most recent fiscal year end), we would have been required to make $892,500 of aggregate severance payments to Mr. Yde, which would have been payable in installments over 18 months in accordance with our normal payroll business practices but subject to compliance with the requirements of Section 409A.

If Mr. Cody’s employment agreement is terminated voluntarily by Mr. Cody or upon his death or disability, or if we terminate the employment agreement for “cause,” Mr. Cody will only be entitled to compensation and benefits accrued through the effective date of termination. If we terminate the employment agreement without “cause” or if Mr. Cody terminates the employment agreement as a result of a material breach by us or his being required to report directly to anyone other than our Chief Executive Officer, President or Board (or a committee thereof), Mr. Cody will also be entitled to severance in the form of continuation of his base salary for 12 months following the effective date of termination in accordance with our normal payroll business practices but subject to compliance with the requirements of Section 409A. In the event that severance payments and/or accelerated vesting of equity awards would result in Mr. Cody receiving “excess parachute payments” within the meaning of Section 280G, the severance payments will be reduced to the extent that the reduction would result in Mr. Cody receiving a greater net-after-tax amount. The term “cause” under the employment agreement includes the following events: (i) Mr. Cody’s conviction of a felony; (ii) Mr. Cody’s material breach of the employment agreement; (iii) Mr. Cody’s material violation of a Company policy that has a materially adverse effect on the Company; (iv) Mr. Cody’s failure to perform his duties as the our Chief Financial Officer and Chief Operating Officer as required by the employment agreement, which failure has not been cured following ten days after written notice is given; or (v) Mr. Cody’s habitual intoxication, drug use or chemical substance abuse by any intoxicating or chemical substance. If Mr. Cody’s employment had been terminated without “cause” as of June 30, 2011 (our most recent fiscal year end), we would have been required to make $395,000 of aggregate severance payments to Mr. Cody, which would have been payable in installments through June 30, 2012 in accordance with our normal payroll business practices but subject to compliance with the requirements of Section 409A.

If Mr. Worobow’s employment agreement is terminated voluntarily by Mr. Worobow or upon his death or disability, or if we terminate the employment agreement for “cause,” Mr. Worobow will only be entitled to compensation and benefits accrued through the effective date of termination. If we terminate the employment agreement without “cause” or if Mr. Worobow terminates the employment agreement as a result of a material breach by us or his being required to report directly to anyone other than our Chief Executive Officer, President or Board (or a committee thereof), Mr. Worobow will also be entitled to severance in the form of continuation of his base salary and payment in lieu of medical benefits for 12 months following the effective date of termination in accordance with our normal payroll business practices but subject to compliance with the requirements of Section 409A. In the event that severance payments and/or accelerated vesting of equity awards would result in Mr. Worobow receiving “excess parachute payments” within the meaning of Section 280G, the severance payments will be reduced to the extent that the reduction would result in Mr. Worobow receiving a greater net-after-tax amount. The term “cause” under the employment agreement includes the following events: (i) Mr. Worobow’s conviction of a felony; (ii) Mr. Worobow’s material breach of the employment agreement; (iii) Mr. Worobow’s material violation of a Company policy that has a materially adverse effect on the Company; (iv) Mr. Worobow’s failure to perform his duties as our Executive Vice President, Business and Legal Affairs as required by the employment agreement, which failure has not been cured following ten days after written notice is given; or (v) Mr. Worobow’s habitual intoxication, drug use or chemical substance abuse by any intoxicating or chemical substance. If Mr. Worobow’s employment had been terminated without “cause” as of June 30, 2011 (our most recent fiscal year end), we would have been required to make $302,000 of aggregate severance payments to Mr. Worobow, which would have been payable in installments through June 30, 2012 in accordance with our normal payroll business practices but subject to compliance with the requirements of Section 409A.

DIRECTOR COMPENSATION — FISCAL 2011

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)		Option Awards ($)(1)	All Other ($)	Total ($)
Gary O. Benson	$12,500	$122,200	(2)	$—	—	$134,700
Shane E. Coppola	$12,500	$122,200	(2)	$—	—	$134,700
William M. Mower	$12,500	$122,200	(2)	$—	—	$134,700
Stuart R. Romenesko	$12,500	$122,200	(2)	$—	—	$134,700
Dale C. Arfman	$12,500	$122,200	(2)	$—	—	$134,700

(1)	Amounts shown reflect the fair value dollar amount of grants received during period as calculated in accordance with FASB ASC 718. Such amounts are recognized for financial statement reporting purposes on a pro rated basis over the vesting period.
(2)	Based on $12.22 per share, which was the closing price on March 1, 2011, the date of the grant. Vests with respect to 3,334 shares on March 1, 2012 and 3,333 shares each on March 1, 2013 and 2014.

We currently pay semi-annual cash fees of $12,500 to non-employee directors in connection with serving on the Board and no additional fees for attendance at, or participation in, Board and/or committee meetings. In addition, we make annual grants of 10,000 shares of restricted stock to each of our non-employee directors. Such amounts are subject to revision from time to time by our compensation committee. For director terms commencing at the December 15, 2010 stockholders’ meeting, each non-employee director was granted 10,000 shares of restricted stock. The transfer and forfeiture restrictions are scheduled to lapse with respect to 3,334 shares on March 1, 2012, and with respect to 3,333 shares on each of March 1, 2013 and 2014. Director compensation will be subject to review and adjustment from time to time at the discretion of our Board.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS; COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Under our articles of incorporation, we are required to indemnify and hold harmless, to the fullest extent permitted by law, each person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of ours or, while a director or officer of ours, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in the articles of incorporation, we are required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by our Board.

In addition, Nevada law provides that, unless our articles of incorporation are amended to provide for greater individual liability, our director and officers are not individually liable to us or our stockholders or creditors for any damages as a result of any act or failure to act in their capacity as a director or officer unless it is proven that (a) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer, and (b) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Annex B

1999 Avenue of the Stars 19th FLOOR LOS ANGELES, CALIFORNIA 90067
T 310.443.2300 F 310.443.8700

August 2, 2011

Special Committee of the Board of Directors

Global Traffic Network, Inc.

880 Third Avenue, 6th Floor

New York, NY 10022

Members of the Special Committee of the Board of Directors:

You have requested our opinion as to the fairness from a financial point of view to the holders of the common stock, par value $0.001 per share (the “Company Common Stock”), of Global Traffic Network, Inc. (the “Company”), other than the Chairman of the Company and the executive management team (together with their respective affiliates, the “Excluded Persons”), of the Consideration (as defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the “Agreement”) to be entered into by the Company, GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), GTCR Gridlock Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“U.S. Parent” and together with Parent, the “Acquiror”), and GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of U.S. Parent ( “Acquisition Sub”). As more fully described in the Agreement, (i) Acquisition Sub will make a tender offer (the “Tender Offer”) for all of the outstanding Company Common Stock at $14.00 per share (the “Consideration”) and (ii) following the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”) and each issued and outstanding share of the Company Common Stock (other than shares directly owned by the Company as treasury stock or by the Acquiror or Acquisition Sub) will be converted into the right to receive the Consideration.

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee upon delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of business, our affiliates may trade securities of the Company or Acquiror for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. In the past two years, we have provided investment banking and other services to affiliates of the Acquiror and received compensation for the rendering of such services. Such services during such period have included providing financial advisory services to an affiliate of Acquiror in connection with a restructuring, for which we received customary compensation. In addition, since our engagement by the Company, we were engaged by an affiliate of the Acquiror to provide financial advisory services in connection with a potential acquisition of a public company, for which we will be entitled to receive customary compensation. Finally, we may be currently providing or seeking to provide, and may in the future provide, investment banking and other services to the Acquiror and/or its affiliates and may receive compensation for the rendering of such services.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not constitute a recommendation as to whether or not any holder of Company Common Stock should tender such stock in connection with the Tender Offer or as to how any holder of Company Common Stock should vote with respect to the Merger or any other matter. We have not been asked to,

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nor do we, offer any opinion as to the material terms of the Agreement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement does not differ in any material respect from the draft, dated August 1, 2011 that we have examined, and that the Acquiror, Acquisition Sub and the Company will comply with all the material terms of the Agreement. We have not been authorized to solicit, and as of the date hereof, have not solicited indications of interest in a possible transaction with the Company from any party.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company that we deemed relevant; (ii) reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company; (iii) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (i) and (ii) of this paragraph, as well as the business and prospects of the Company generally; (iv) reviewed publicly available financial and stock market data for the Company and compared them with those of certain other companies that we deemed relevant; (v) compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; (vi) reviewed a draft of the Agreement, dated August 1, 2011; (vii) participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors; and (viii) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the information supplied to, discussed with, or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the forecasted financial information referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company in connection with their evaluation of the Transaction and may not be disclosed without our prior written consent, provided that in the event the Special Committee of the Board of Directors of the Company determines to make a recommendation to the Board of Directors of the Company as to whether or not to approve the Transaction and the Board of Directors of the Company determines whether or not to approve the Transaction, the Board of Directors of the Company may also rely on this opinion. In addition, you have not asked us to address, and this opinion does not address, the fairness of the Consideration to, or any other consideration of, the holders of any class of securities, the Excluded Persons, creditors or other constituencies of the Company, other than the holders of Company Common Stock.

In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by holders of Company Common Stock in the Transaction is fair from a financial point of view to such holders, other than the Excluded Persons.

Very truly yours,

MOELIS & COMPANY LLC

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